    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 21, 1997
                                                     REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          SPECTRA-PHYSICS LASERS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                              3674                             77-0264342
  (STATE OR OTHER JURISDICTION OF       (PRIMARY STANDARD INDUSTRIAL              (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)            IDENTIFICATION NUMBER)

                            1335 TERRA BELLA AVENUE
                                   BUILDING 7
                        MOUNTAIN VIEW, CALIFORNIA 94043
                                 (650) 961-2550
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               PATRICK L. EDSELL
                          SPECTRA-PHYSICS LASERS, INC.
                            1335 TERRA BELLA AVENUE
                        MOUNTAIN VIEW, CALIFORNIA 94043
                                 (650) 961-2550
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                                   COPIES TO:

              CARMEN J. ROMANO, ESQUIRE                             JEFFREY D. SAPER, ESQUIRE
               JOHN D. LAROCCA, ESQUIRE                           J. ROBERT SUFFOLETTA, ESQUIRE
                DECHERT PRICE & RHOADS                           WILSON SONSINI GOODRICH & ROSATI
      4000 BELL ATLANTIC TOWER, 1717 ARCH STREET                     PROFESSIONAL CORPORATION
        PHILADELPHIA, PENNSYLVANIA 19103-2793                           650 PAGE MILL ROAD
                    (215) 994-4000                               PALO ALTO, CALIFORNIA 94304-1050
                                                                          (650) 493-9300

      APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE TO THE PUBLIC:
   As soon as practicable on or after the effective date of this Registration
                                   Statement.
                            ------------------------

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act of 1933, please check the following box: [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

================================================================================================================

                                                                       PROPOSED MAXIMUM
                       TITLE OF EACH CLASS OF                              AGGREGATE             AMOUNT OF
                    SECURITIES TO BE REGISTERED                        OFFERING PRICE(1)     REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value per share..............................      $31,878,000             $9,660
================================================================================================================

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o).

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                 SUBJECT TO COMPLETION, DATED OCTOBER 21, 1997

                                             SHARES

[LOGO]                          SPECTRA-PHYSICS

                                  COMMON STOCK

     All of the shares of Common Stock offered hereby are being sold by Spectra-Physics Lasers, Inc. ("Spectra-Physics" or the "Company"). Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between
$     and $
per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Company intends to apply to list the Common Stock on the Nasdaq National Market under the symbol "SPLI."

     Prior to this offering, Spectra-Physics AB, a Swedish corporation ("Spectra-Physics AB"), indirectly owned 100% of the outstanding shares of the Company's Common Stock, and upon completion of this offering Spectra-Physics AB
will indirectly own      % of the Company's Common Stock (     % if the
Underwriters' overallotment option is exercised in full) and will continue to control the Company. See "Principal Stockholder" and "Certain Relationships and Transactions -- Relationship with Spectra-Physics AB."

     THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" COMMENCING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

   ============================================================================================
                                    Price to              Underwriting             Proceeds to
                                     Public                Discount(1)             Company(2)
---------------------------------------------------------------------------------------------------
Per Share..................             $                       $                       $
Total(3)...................             $                       $                       $
============================================================================================

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.

(2) Before deducting expenses payable by the Company estimated at $          .

(3) The Company has granted the Underwriters a 30-day option to purchase up to additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the Price to Public
    will total $          , the Underwriting Discount will total $          and
    the Proceeds to Company will total $          . See "Underwriting."

     The shares of Common Stock are offered by the several Underwriters named herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at
the office of NationsBanc Montgomery Securities, Inc. on or about             ,
1997.
                            ------------------------

NATIONSBANC MONTGOMERY SECURITIES, INC.

                                                                 COWEN & COMPANY

                                                , 1997

                            [LOGO]  SPECTRA-PHYSICS

                            Customer Focus, Vision,
                       Technology Leadership, Commitment


[Photographs illustrating fiber coupled semiconductor laser, SLPSS laser subsystem, semiconductor-based laser system and laser zone texturing system.]

Spectra-Physics is a leader in the design, development, manufacture, and distribution of laser systems for a broad range of markets. The Company's semiconductor-based products range from semiconductor lasers, the basic engine, through semiconductor laser pumped solid state lasers to end user systems. Through technological innovation, Spectra-Physics is leading the transition to high power semiconductor-based lasers from conventional lasers such as gas, liquid and lamp pumped lasers. Vertical integration into strategic technologies enables Spectra-Physics to control critical aspects of products quality, significantly improve time-to-market, reduce costs and identify new applications. Spectra-Physics works closely with its customers to develop its products and is focused on providing innovative solutions to customers needs.


[Photographs illustrating compact disks, semiconductor wafers and laser devices.]

Printing. The printing industry is the third largest manufacturing business in the world. In recent years, the commercial printing industry has increasingly shifted to thermal-based materials which require high power semiconductor lasers in the exposure process, replacing silver halide-based film. The Company believes that the incremental use of thermal-based materials for commercial printing will increase the demand for high power semiconductor-based lasers.

Materials Processing. Micromachining, marking, stereolithography and semiconductor manufacturing processing, inspection and repair are growing applications for SLPSS lasers. Spectra-Physics is a market leader in developing high power SLPSS lasers for these application with a broad line of pulsed and CW lasers. As these applications require increased laser performance, Spectra-Physics is committed to providing its customers with lasers that meet these requirements.


[Photographs illustrating scientific laser system and laser disk texturing system.]

Scientific Laser Systems

Scientific research has always been a source of new technologies and techniques that lead to broad applications and new markets. For example, the image shown above is a 3-D reconstruction of a plant cell undergoing meiotic cell division, created using two-photon microscopy. Over the past 36 years, Spectra-Physics has created a number of innovative new laser sources for scientific applications. One of these, the Millenia, a high power SLPSS laser, has become one of the most popular and successful SLPSS lasers in the history of the R&D market.

Zone Texturing. The data storage industry is rapidly adopting laser-based processing in a number of applications. One of these is laser zone texturing, where laser-generated bumps replace a mechanically textured surface on a magnetic hard disk. The result is a doubling of storage capacity in most cases. Spectra-Physics' high power SLPSS lasers are the industry standard in this application. Spectra-Physics has also created a laser-based disk texturing system for the data storage industry.


[Illustrated time line including the following:]




SPECTRA-PHYSICS: A HISTORY OF EXCELLENCE

1961
Spectra-Physics, the first commercial laser company, is founded less than a year after the invention of the laser.

1962-1971
The early years. Spectra-Physics releases the world's first gas laser and the world's first ion laser. These types of lasers dominate the laser market for the next 15 years.

1976
Spectra-Physics' high power helium neon lasers help enable the creation of high speed noncontact printing.

1981
Spectra-Physics' development of a sealed cavity air cooled ion laser significantly advances the digital prepress market.

1986
Spectra-Physics introduces the first SLPSS laser, setting the standard for reliability and ease of use.

1989
Spectra-Physics creates the first high power SLPSS laser that efficiently uses high power semiconductor lasers.

1992
Spectra-Physics forms a subsidiary which focuses on high power and lower cost semiconductor lasers.

1992
Spectra-Physics introduces FCbar semiconductor laser pump technology, which enables cost effective high power laser systems.

1993
Spectra-Physics enables the rapid development of the direct-to-press market with its fiber coupled high power semiconductor lasers.

1995
Lasers using FCbar semiconductor pump sources become the industry standard for SLPSS lasers, rapidly replacing alternatives technologies.

1996
Spectra-Physics introduces Millennia, the first high power continuous wave green laser. It becomes one of the most successful SLPSS laser products for the R&D market.

1997
Spectra-Physics more than triples the output power from a single semiconductor laser device.



        CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information including "Risk Factors" and Financial Statements and the Notes thereto appearing elsewhere in this Prospectus. The shares of Common Stock offered hereby involve a high degree of risk. This Prospectus contains, in addition to historical information, forward looking statements that involve certain risks and uncertainties. The Company's actual results may differ substantially from the results discussed in the forward looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as those discussed elsewhere in this Prospectus. Unless the context otherwise requires, all references to the "Company" mean Spectra-Physics Lasers, Inc. and its subsidiaries, after giving effect to the Reorganization described under "Certain Relationships and Transactions -- Relationship with Spectra-Physics AB." For an explanation of certain terms used in this Prospectus, refer to the Glossary at page G-1.

                                  THE COMPANY

     The Company is a leader in the design, development, manufacture and distribution of lasers and laser systems for a broad range of markets. The Company has been a pioneer in the laser industry and has developed a proprietary and patented portfolio of laser, optic and related manufacturing technologies. The Company offers two broad product lines: high power semiconductor-based lasers and laser-based systems, and conventional lasers and laser-related products. The Company's high power semiconductor-based products range from semiconductor lasers, the basic engine, through semiconductor laser pumped lasers to end user systems. Through technological innovation, the Company is leading the transition to high power semiconductor-based lasers from conventional lasers such as gas, liquid and lamp pumped lasers. The Company has been at the forefront of high power semiconductor-based laser technology for the last 14 years and is leveraging its technical strengths to develop high power semiconductor-based lasers, which are more efficient, reliable, cost-effective and compact than existing lasers. These lasers are enabling many new applications and replacing conventional lasers in existing applications in industrial, OEM and research and development markets. According to Strategies Unlimited, a market research firm, the use of high power semiconductor-based lasers is expected to increase approximately 30% to 40% annually over the next several years.

     The Company is also a leading supplier of conventional lasers and laser-related products to industrial and research and development customers. These lasers, while based upon older technology, have unique performance characteristics that make them the only current solution for certain demanding technical applications. According to Laser Focus World, the market for conventional lasers is expected to grow from $1.1 billion in 1996 to $1.3 billion in 1997. The Company's conventional products include ultrafast systems, amplifier systems, optical parametric oscillators, air and water cooled ion lasers, high energy flash lamp pumped YAG lasers, optics and optical systems. The Company's strong market position and technology leadership in these conventional laser applications enhance its opportunity to expand its high growth semiconductor-based laser business by generating funds, capitalizing on strong customer relationships and leveraging its technological expertise.

     The Company works closely with its customers to develop its products and is focused on providing innovative solutions to customer needs. To control critical aspects of product quality, significantly improve time-to-market, reduce costs and identify new applications, the Company has vertically integrated into strategic technologies. The Company sells its products to a wide range of customers for use in a variety of applications such as commercial printing, materials processing, medical, research and development, optical data storage and semiconductor manufacturing, inspection and repair. The Company's customers include 3D Systems, Becton Dickinson, DaiNippon Screen, Electro-Scientific Industries, Haemonetics, IBM, KLA/Tencor, Komag, Presstek, Rofin-Sinar, Seagate and Western Digital.

     The Company believes that it is uniquely positioned to capitalize on the significant market opportunities for high power semiconductor-based lasers and end-user systems. Key elements of the Company's strategy include: (i) capitalizing on its leadership in semiconductor-based laser technology; (ii) developing new applications and markets; (iii) introducing systems products;
(iv) continuing support of conventional laser technology and (v) leveraging the benefits of vertical integration.

     The Company's principal executive offices are located at 1335 Terra Bella Avenue, Building 7, Mountain View, California 94043, and its telephone number is
(650) 961-2550.

                      RELATIONSHIP WITH SPECTRA-PHYSICS AB

     The Company is currently a wholly-owned indirect subsidiary of Spectra-Physics AB, a multinational corporation based in Sweden. Upon completion
of the offering, Spectra-Physics AB will own beneficially approximately      %
of the Company's outstanding Common Stock (approximately      % if the
Underwriters' over-allotment option is exercised in full). See "Principal Stockholder."

     Prior to the Reorganization described below, the Company, Opto Power Corporation ("Opto Power") and Spectra-Physics Laser Data Systems, Inc. ("Laser Data"), together with various foreign subsidiaries of Spectra-Physics AB that conducted sales and technical support operations on their behalf, were operated as a functional group called the Lasers and Optics Group (collectively, the "Lasers and Optics Group"). In preparation for the offering, the Lasers and Optics Group was reorganized (the "Reorganization") in October 1997 so that the assets and liabilities (including contractual rights and obligations) of the Lasers and Optics Group are now held directly or indirectly by the Company. In connection with the Reorganization, the Company has entered into or will enter into certain agreements with Spectra-Physics AB or its subsidiaries relating to certain aspects of the ongoing relationships between them, such as administrative support services and distribution, facilities leasing, trademark and patent license arrangements. Prior to the closing of the offering, the Company will also enter into a registration rights agreement with Spectra-Physics Holdings USA, Inc. ("Spectra-Physics USA"), a wholly-owned subsidiary of Spectra-Physics AB. See "Certain Relationships and
Transactions -- Relationship with Spectra-Physics AB" and "Certain Relationships and Transactions -- Post-Reorganization Agreements."

                                  THE OFFERING

Common Stock offered by the Company..........  shares
Common Stock to be outstanding after the
  offering(1)................................  shares
Use of Proceeds..............................  For general corporate purposes, including working capital and capital expenditures. See
                                               "Use of Proceeds."
Proposed Nasdaq National Market Symbol.......  "SPLI"

---------------

(1) Excludes           shares of Common Stock issuable upon exercise of stock
    options to be granted by the Company at the time of the offering at an exercise price equal to the initial public offering price pursuant to the 1997 Spectra-Physics Lasers, Inc. Stock Option Plan (the "1997 Plan"), and
    includes         shares of Common Stock (assuming an initial public offering price of $ per share) to be issued pursuant to the Company's Option Cancellation and Restricted Stock Plan Agreements (the "Restricted Stock Plan Agreements") upon completion of the offering. See "Management -- 1997 Spectra-Physics Lasers, Inc. Stock Option Plan" and
    "Management -- Restricted Stock Plan."
                            ------------------------

     Except as otherwise indicated, all information contained in this Prospectus
(i) assumes no exercise of the Underwriters' over-allotment option, (ii) gives
effect to the issuance of        shares of Common Stock (assuming an initial
public offering price of $     per share) pursuant to the Restricted Stock Plan
Agreements as partial consideration for the cancellation of certain Opto Power stock options and (iii) gives effect to the recapitalization of each share of
the Company's previously issued common stock into        shares of Common Stock.
                            ------------------------

     FC bar and Millennia are registered trademarks of the Company.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                  YEARS ENDED DECEMBER 31,                              NINE MONTHS ENDED SEPTEMBER 30,(1)
              ----------------------------------------------------------------   ------------------------------------------------
               1992      1993      1994       1995       1996         1996        1996         1996         1997         1997
              -------   -------   -------   --------   --------   ------------   -------   ------------   --------   ------------
                                                        ACTUAL    PRO FORMA(2)   ACTUAL    PRO FORMA(2)    ACTUAL    PRO FORMA(2)
                                                       --------   ------------   -------   ------------   --------   ------------
STATEMENT OF
  OPERATIONS
  DATA:
Net sales...  $80,163   $88,997   $95,123   $112,527   $135,434     $135,434     $90,415     $ 90,415     $113,061     $113,061
Gross
  margin....   27,874    27,997    32,641     39,487     47,114       47,114      30,831       30,831       41,883       41,883
Operating
  income
  (loss)....   (4,568)  (10,697)       41      1,843       (772)       4,228      (3,257)         493       (8,686)       5,814
Net income
(loss)(3)...   (7,864)  (13,098)   (5,201)    (2,019)    (4,248)       6,126      (5,382)       2,308       30,232       41,492
Pro forma
  net income
  (loss) per
 share(3)...                                           $            $                                     $            $
Shares used
  in
  computing
  pro forma
  net income
  (loss) per
 share(4)...
OTHER DATA:
Operating
  income
  (loss)
  before
  infrequent
  or unusual
 items(5)...  $(4,568)  $(9,555)  $    41   $  3,706   $  6,143     $  6,143     $ 1,505     $  1,505     $  7,471     $  7,471

                                                     AS OF DECEMBER 31,                         AS OF SEPTEMBER 30, 1997(1)
                                      -------------------------------------------------   ---------------------------------------
                                       1992      1993      1994       1995       1996     ACTUAL    PRO FORMA(2)   AS ADJUSTED(6)
                                      -------   -------   -------   --------   --------   -------   ------------   --------------
BALANCE SHEET DATA:
Working capital.....................  $25,858   $26,977   $26,452   $ 30,273   $ 27,531   $29,471     $ 46,105        $
Total assets........................   69,038    66,307    65,915     80,691     86,848   103,934      108,841
Long term obligations...............   43,920    57,852    58,775     69,067     71,584    73,289        1,290
Parent equity (deficit).............    5,424   (10,823)  (14,348)   (16,480)   (21,223)  (18,741)      71,787

---------------
(1) The Company's fiscal year ends on December 31. The Company's fiscal quarters end on the Friday closest to the end of the calendar month. For presentation purposes, the financial information reflects the calendar month and date.

(2) The pro forma data gives effect to the: (a) conversion to equity of amounts due by the Company to Spectra-Physics AB and affiliates for loans, advances and accrued interest; (b) removal of interest expense related to such loans and advances; (c) contribution to equity of the Company by Spectra-Physics AB and affiliates in October 1997 of certain net assets related to foreign sales subsidiaries and cash to settle certain net liabilities of the sales subsidiaries; (d) settlement of certain employee stock options for cash and equity and the contribution to equity by Spectra-Physics AB and affiliates of the cash used for such settlement; and (e) related impact of income taxes.

(3) Net income for the nine months ended September 30, 1997 includes $17,010,000 of net proceeds from a legal settlement and $23,272,000 from the recognition of income tax benefits.

(4) See Note 2 of the Notes to the Consolidated Financial Statements.

(5) Other data is presented as supplemental information and should not be construed as a substitute, or better, indicator of, results of operations than operating income (loss) or net income (loss) determined in accordance with generally accepted accounting principles. This data represents historical operating income (loss) adjusted for the following: (a) restructuring expenses of $1,142,000 in 1993; (b) legal expenses associated with a lawsuit which was settled in the second quarter of 1997 of $863,000 in 1995 and $1,915,000 in 1996 and $1,012,000 and $1,657,000 in the nine months ended September 30, 1996 and 1997, respectively; and (c) compensation expense associated with stock options of $1,000,000 in 1995 and $5,000,000 in 1996 and $3,750,000 and $14,500,000 in the nine months ended September 30, 1996 and 1997, respectively. As a result of the legal settlement, the Company received net proceeds of $17,010,000 that was included in other income in the nine months ended September 30, 1997. In October 1997, the stock options were exchanged for a combination of cash and the Company's future obligation to issue capital stock of the Company upon completion of the offering. While such legal and compensation expenses are not expected to be incurred in the future, there can be no assurance that similar items might not occur. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(6) Adjusted to give effect to the pro forma adjustments described in Note 2
    above and the sale of             shares of Common Stock offered hereby (at
    an assumed initial public offering price of $          per share) and the
    application of the estimated net proceeds therefrom after deducting underwriting discounts and estimated offering expenses payable by the Company.

                                  RISK FACTORS

     This Prospectus contains forward looking statements which involve a number of risks and uncertainties. Actual results could differ materially from those discussed in the forward looking statements. Factors that could cause actual results to differ materially include, without limitation, the risk factors discussed below as well as the risks discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this Prospectus. In addition to the other information contained in this Prospectus, the following Risk Factors should be considered carefully in evaluating the Company and its business before purchasing the Common Stock offered hereby.

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

     The Company's operating results have fluctuated significantly in the past and are expected to fluctuate in the future on a quarterly and annual basis as a result of a number of factors, many of which are beyond the Company's control. Results in any period could be affected by changes in market demand, competitive market conditions, market acceptance of new or existing products, fluctuations in foreign exchange rates, the cost and availability of components, the Company's ability to manufacture and ship products, the mix of the Company's customer base and sales channels, the mix of products sold, the Company's ability to expand its sales and marketing organization effectively, the Company's ability to attract and retain key technical and managerial employees and general economic conditions. Due to the foregoing factors, the Company's operating results in one or more future periods are expected to be subject to significant fluctuations. In the event such fluctuations result in the Company's financial performance being below the expectations of public market analysts and investors, the price of the Company's Common Stock would likely decline, perhaps substantially.

     Sales to individual customers are often related to a customer's specific requirements, the timing of which is subject to change. From time to time, the Company has experienced accelerations and slowdowns in shipments to customers, causing changes in the sales level of a given quarter relative to both the preceding and subsequent quarters. A significant portion of the Company's sales are to customers in the research and development market. Sales into this market have historically varied from quarter-to-quarter due to seasonal fluctuations and governmental spending patterns. In addition, announcements by the Company or its competitors of new products or technologies could cause customers to defer purchases of the Company's existing products. In the event that anticipated orders from customers fail to materialize, or delivery schedules are deferred or canceled as a result of the above factors or other unanticipated factors, the Company's business, operating results and financial condition would be materially adversely affected. As a result, the Company believes that period-to-period comparisons of its operating results are not necessarily meaningful and should not be relied upon as indicative of future performance.

     The Company has experienced a trend in its sales whereby its fiscal fourth quarter net sales represent a disproportionate share of the Company's annual net sales and whereby the Company's first quarter net sales decline significantly compared to the fourth quarter of the prior fiscal year. The Company believes these sales patterns result in part because of Spectra-Physics AB's emphasis on annual (as opposed to quarterly) results and in part from the Company's incentive compensation plan which compensates employees based on annual results. The Company recognizes that the non-linear pattern of its shipments leads to inefficiencies in asset and employee utilization. The Company is taking steps to mitigate this sales trend, but this pattern is likely to continue in the near term.

     Despite the fluctuations in its quarterly sales patterns, the Company's operating expenses are incurred on an approximately ratable basis. As a result, if expected sales are deferred for any reason, the Company's business, operating results and financial condition could be materially adversely affected.

     The Company's gross margin is affected by a number of factors, including product mix, product pricing, cost of components, the proportion of third party products incorporated into the Company's systems, foreign exchange rates and manufacturing costs. For example, since semiconductor-based lasers and laser systems generally have higher gross margins than conventional lasers, absent other factors, a shift in sales toward semiconductor-based lasers and systems would lead to a gross margin improvement for the Company. On the other hand, if market conditions in the highly competitive conventional laser market forced the Company to lower unit prices, the Company would suffer a decline in gross margin unless the Company were able to timely offset the price reduction by a reduction in production costs or by sales of other products with higher gross margins. Either of these events could have a material effect on the Company's business, operating results and financial condition.

     The Company's backlog on a given date consists of written purchase orders for products which are scheduled to be shipped within the following twelve months. Orders in backlog are firm, but are generally subject to cancellation or rescheduling without penalty. Decisions by customers to reduce inventory levels could lead to reductions in purchases from the Company and could have a material adverse effect on the Company's business, operating results and financial condition.

CONTROL BY PRINCIPAL STOCKHOLDER

     Prior to this offering, Spectra-Physics AB, through wholly-owned subsidiaries, was the sole stockholder of the Company. Upon completion of the
offering, Spectra-Physics AB will beneficially own approximately      % of the
outstanding shares of Common Stock of the Company (approximately      % if the
Underwriters' over-allotment option is exercised in full). As a result, Spectra-Physics AB will be able to control the outcome of matters requiring stockholder approval, including the election of directors, and will have the ability to control the business and affairs of the Company. So long as Spectra-Physics AB continues to beneficially own a significant amount of the Company's outstanding Common Stock, only a limited percentage of the Common Stock will be traded in the public market.

     In connection with the Reorganization, the Company has entered into or expects to enter into certain agreements with Spectra-Physics AB or its affiliates relating to certain aspects of the ongoing relationships between them, such as tax sharing, administrative support service, office space rental and trademark and patent license arrangements. Accordingly, the Company will depend in part on its continuing relationship with Spectra-Physics AB. See "Principal Stockholder" and "Certain Relationships and
Transactions -- Relationship with Spectra-Physics AB."

RISKS ASSOCIATED WITH SOLE SUPPLIERS AND LIMITED SOURCES

     A number of components necessary for the manufacture and operation of many of the Company's products such as crystals, ceramic components and Q switches are obtained from sole suppliers or a limited group of suppliers. The Company has experienced shortages of such supplies in the past. The Company does not maintain any long-term supply agreements with any of its suppliers. The Company's reliance on sole or a limited group of suppliers involves several risks, including a potential inability to obtain an adequate supply of required components and reduced control over pricing. The disruption or termination of any of these sources could have a material adverse effect on the Company's business, operating results and financial condition. Any inability to obtain adequate deliveries or any other circumstance that would require the Company to seek alternative sources of supply or to manufacture such components internally could significantly delay the Company's ability to ship its products, which could damage relationships with current and prospective customers and could have a material adverse effect on the Company's business, operating results and financial condition.

DEPENDENCE ON KEY PERSONNEL

     The success of the Company depends to a significant degree on the efforts of the Company's senior management team. The Company's operations may be adversely affected if one or more members of senior management were to leave the Company. The Company is also dependent upon its ability to attract and retain qualified employees, particularly highly skilled design, process and test engineers involved in the manufacture of existing products and the development of new products and processes. The competition for such personnel is intense, and the loss of key employees or the failure to attract qualified new employees could have a material adverse effect on the Company's business, operating results and financial condition. See "Business -- Technology" and "Management."

MANUFACTURING RISKS

     The manufacture of certain of the laser and optic components, products and systems sold by the Company is a highly complex and precise process. As a result of the technical complexity of the Company's products, changes in the Company's or its suppliers' manufacturing processes, or the inadvertent use of defective or contaminated materials by the Company or its suppliers, could result in a material adverse effect on the Company's ability to achieve acceptable manufacturing yields and product reliability. To the extent the Company does not achieve such yields or product reliability, its business, operating results, financial condition and customer relationships would be adversely affected. See "Business -- Manufacturing Operations."

     The Company relies exclusively on its own production capability to manufacture certain strategic components, optics and optical systems, semiconductor lasers, lasers and laser-based systems. Because the Company manufactures, packages and tests these components, products and systems at its own facilities, and such components, products and systems are not readily available from other sources, any interruption in manufacturing resulting from shortages of parts or equipment, fire, earthquake, natural disaster, equipment failures or otherwise would have a material adverse effect on the Company's business, operating results and financial condition. See
"Business -- Manufacturing Operations."

DEPENDENCE ON KEY MARKETS AND SUCCESSFUL IDENTIFICATION OF NEW MARKETS

     The Company's current products serve many applications in the commercial printing, materials processing, medical, research and development, optical data storage and semiconductor manufacturing, inspection and repair markets. No assurances can be given that these markets will continue to generate significant or consistent demand for the Company's products. Existing markets could be significantly diminished by new technologies or products that replace or render obsolete the Company's technologies and products. The Company is dependent on successfully identifying new markets for its products. There can be no assurance that the Company will be able to successfully identify new high-growth markets in the future. Moreover, there can be no assurance that new markets will develop for the Company's or its customers' products, or that the Company's technology or pricing will enable such markets to develop. See "Business -- Products."

DEPENDENCE ON KEY CUSTOMERS

     The Company's customers are generally not contractually obligated to purchase any specified quantity of products in any particular period, and product sales to major customers have varied widely from quarter to quarter and year to year. There can be no assurance that the Company's current customers will continue to place orders with the Company, that orders by existing customers will continue at the levels of previous periods or that the Company will be able to obtain orders from new customers. Loss of, or a material reduction in orders by, one or more of the Company's major customers would have a material adverse effect on the Company's business, operating results and financial condition. Even if relationships with existing major customers continue, such customers' requirements for the Company's products will depend on the success of their product development, marketing, sales and other business efforts. The Company's or its customer's products could be replaced or made obsolete by other technologies or products, potentially leading to an adverse impact on the Company's business, operating results and financial condition. See "Business -- Products."

RISKS OF MANAGING FUTURE GROWTH

     Any significant growth in the Company's sales or any significant expansion in the scope of its operations would likely strain the Company's management, financial, manufacturing and other resources and may require the Company to implement and improve a variety of operating, financial and other systems, procedures and controls. While the Company plans significant expansion of its manufacturing, sales, accounting and other information systems to meet these challenges, there can be no assurance that these efforts will succeed, or that any existing or new systems, procedures or controls will be adequate to support the Company's operations or that its systems, procedures and controls will be designed, implemented or improved in a cost effective and timely manner. Any failure to implement, improve and expand such systems, procedures and controls in a timely and efficient manner could have a material adverse effect on the Company's business, operating results and financial condition. See "Business -- Manufacturing Operations" and
"Business -- Facilities."

RAPID AND FUNDAMENTAL TECHNOLOGICAL CHANGE

     The laser and optics industry is characterized by extensive research and development expenditures and rapid technological change. The development by current or future competitors of new or improved products, processes or technologies may make the Company's current or proposed products obsolete or less competitive. Although the Company devotes significant resources to further develop and enhance its existing products, including its semiconductor-based lasers, there can be no assurance that new or alternative technologies will not make the Company's products obsolete or less competitive. The Company's future business, operating results and financial condition will depend on its ability to enhance its existing products, develop new products that address the particular needs of its customers and respond to technological advances and emerging industry standards and practices. See "-- Dependence on Key Markets and Successful Identification of New Markets."

COMPETITION

     The Company's various markets are highly competitive. The Company's overall competitive position depends on a number of factors including the price, quality and performance of its products, the level of customer service, the development of new technology and the Company's ability to participate in emerging markets. The Company faces competition from three primary sources: current direct competitors, potential competitors and suppliers of new technologies. The Company offers a range of components, subsystems, products and systems and has a number of competitors worldwide in various segments of its markets. In its HPSL markets, direct competitors include SDL, Inc., Siemens and Thompson-CSF. In its SLPSS laser markets, major competitors include Coherent, Inc. and Lightwave Electronics Inc. In the laser disk texturing market, the Company's major competitor is IBM Corporation. In its other product markets, the Company's major competitors include Coherent Inc., Continuum (a division of Hoya) and Uniphase Corporation. None of the Company's competitors competes in all of the product areas and industries currently served by the Company. However, as existing or new markets continue to grow, the Company expects that new competitors will emerge and present competitors will seek to increase their market share.

     New technologies may emerge to compete with the Company's products. For example, Polaroid has recently developed a fiber laser working in conjunction with SDL. This technology, which is also being developed by the Company, will compete in some markets with SLPSS lasers. In most of the Company's product lines, both the Company and its competitors are working to develop new technologies, or improvements and modifications to existing technologies, which will render present products obsolete. There can be no assurance that the Company's development efforts will be successful. In addition, there can be no assurance that markets will develop for any such future products, or that any such products will be competitive with other technologies or products that may be developed by others. Some of the Company's competitors have significantly greater financial, technical, manufacturing, marketing, sales and other resources than the Company. In addition, some of these competitors may be able to respond more quickly to new or emerging technologies, evolving industry trends and changes in customer requirements and to devote greater resources to the development, promotion and sale of their products than the Company. There can be no assurance that the Company's current or potential competitors will not develop or acquire products comparable or superior to those developed by the Company, combine or merge to form larger, more significant competitors, or adapt more quickly than the Company to new technologies, evolving industry trends and changing customer requirements. Increased competition has resulted and is expected, in the future, to result in price reductions, reduced margins or loss of market share, any of which could materially and adversely affect the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by the Company will not have a material adverse effect on its business, operating results and financial condition. The Company expects that both direct and indirect competition will increase in the future. Additional competition could adversely affect the Company's business, operating results and financial condition through price reductions or loss of market share. See
"Business -- Competition."

DEPENDENCE ON PROPRIETARY TECHNOLOGY; RISK OF PATENT INFRINGEMENT CLAIMS

     The Company's future success and competitive position is dependent upon its proprietary technology, and the Company relies on patent, trade secret, trademark and copyright law to protect its intellectual property. There can be no assurance that the patents owned or licensed by the Company will not be invalidated, circumvented, challenged or licensed to others, that the rights granted thereunder will provide competitive advantages to the Company or that any of the Company's pending or future patent applications will be issued within the scope of the claims sought by the Company, if at all. Furthermore, there can be no assurance that others will not develop technologies that are similar or superior to the Company's technology, duplicate the Company's technology or design around the patents owned by the Company. In addition, effective copyright, patent and trade secret protection may be unavailable, limited or not applied for in certain foreign countries. Certain of the Company's technology is licensed on a non-exclusive basis from third parties which may license such technology to others, including competitors of the Company. There can be no assurance that the steps taken by the Company to protect its technology will prevent misappropriation of such technology.

     The laser and optics industry is characterized by frequent litigation regarding patent and other intellectual property rights. Litigation has been necessary and may be necessary in the future to enforce the Company's patents and other intellectual property rights, to protect the Company's trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Such litigation has in the past resulted in substantial costs and diversion of resources and any future actions could have a material adverse effect on the Company's business, operating results and financial condition. In particular, the Company has been involved in litigation with two of its principal competitors, SDL and Uniphase Corporation. The SDL litigation, which was settled in 1997, was initiated by the Company in 1995 to enforce its rights under a technology agreement with SDL. The Uniphase litigation was initiated by the Company in 1991 to enforce the Company's rights under one of its patents. The Uniphase litigation was settled in 1994.

     From time to time the Company has received and expects in the future to receive notices of claims of infringement of other parties' proprietary rights. There can be no assurance that infringement claims (or claims for indemnification resulting from infringement claims) will not be asserted against the Company or will not result in an injunction against the sale of allegedly infringing products or otherwise materially adversely affect the Company's business, operating results and financial condition. See "Business -- Technology."

RISKS ASSOCIATED WITH INTERNATIONAL SALES

     International sales accounted for approximately 60%, 60%, 52% and 44%, of the Company's net sales in 1994, 1995 and 1996, and the first nine months of 1997, respectively. International sales carry a number of inherent risks, including exposure to currency fluctuations, potentially adverse tax consequences, reduced protection for intellectual property rights in some countries, the impact of recessionary environments in economies outside the United States, generally longer receivable collection periods, changes in political and regulatory environments, tariffs and other potential trade barriers. In addition, certain of the Company's international sales are subject to export licensing and approvals by U.S. governmental agencies. Although to date the Company has experienced no significant difficulty in obtaining such licenses or approvals, the failure to obtain such licenses or approvals or comply with such regulations in the future could have a material adverse effect on the Company's business, operating results and financial condition. See "Business -- Sales and Marketing" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

POTENTIAL ADVERSE IMPACT OF ENVIRONMENTAL AND OTHER GOVERNMENTAL REGULATIONS

     The Company's facilities and operations are subject to a wide variety of foreign, federal, state and local environmental laws, regulations and ordinances, including those related to air emissions, wastewater discharges and chemical and hazardous waste management and disposal ("Environmental Laws"). The Company's operations also are governed by laws relating to workplace safety and worker health, primarily the Occupational Safety and Health Act ("Employee Safety Laws"). Further, compliance with Environmental Laws also may require the acquisition of permits or other authorizations for certain activities and compliance with various standards or procedural requirements. Although the Company believes that its operations are in compliance in all material respects with current requirements under Environmental Laws and Employee Safety Laws, the nature of the Company's operations exposes it to the risk of liabilities or claims with respect to such matters.

     Certain of these Environmental Laws, including the Comprehensive Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act of 1986 ("CERCLA") and similar state laws (collectively, "Superfund Laws"), hold owners or operators of land or businesses liable for their own and for previous owners' or operators' releases of hazardous or toxic substances, materials or wastes, pollutants or contaminants, including petroleum and petroleum products ("Hazardous Substances"). Such Superfund Laws also provide for responses to and liability for releases of certain Hazardous Substances into the environment. The nature of the Company's operations and the long history of industrial uses at some of its current or former facilities expose the Company to risk of liabilities or claims under Superfund Laws. The Company has received three notifications from state or federal environmental regulatory agencies stating that the Company may be potentially responsible under Superfund Laws for the release of Hazardous Substances generated by its former operations at three locations. The Company responded to the inquiries by asserting that it was not responsible for response activities at any of these sites. Since the Company provided its responses, the environmental regulatory agencies have not pursued the Company as a potentially responsible party at two of the sites and the Company received a letter from the environmental agency stating that it does not consider the Company as a potentially responsible party at this time at the third site.

     Since 1984, the Company's facilities in Mountain View, California ("Mountain View Site") have been undergoing investigation and remediation in response to past releases of industrial solvents to the soil and groundwater. In addition, the impacted groundwater has migrated to what is referred to as the North Bayshore Area. As a result of these past releases, the Mountain View Site and other neighboring sites are listed on the National Priorities List ("NPL" or the "Superfund List") under CERCLA. The Company is subject to orders issued by the California Regional Water Quality Control Board ("Orders") that require the Company to perform remediation on- and off-site and investigate other potentially responsible parties. Pursuant to the Orders and other orders issued to other responsible parties, the Company and other responsible parties are jointly performing and funding remediation which includes soil treatment and on-site and off-site groundwater extraction, treatment and monitoring. All of the required soil and groundwater remediation and monitoring systems currently required by the Order are in place, and consequently the initial capital expenses for such systems have been incurred. In October 1997, the Company was served with a complaint that had been filed in the Superior Court of the State of California seeking an unspecified amount of damages for personal injuries and property damage incurred by residents of a single location alleged to have resulted from the Company's and others' negligent and/or intentional handling of toxic chemicals (Rosario Balcita et al. v. Teledyne Semiconductor, Spectra-Physics Lasers, et al.). While the Company believes it has meritorious defenses to the claims asserted in this lawsuit and intends to vigorously defend itself in this case, the amount of loss, if any, that may result upon resolution of this complaint is not currently estimable nor have any amounts been accrued in the Company's financial statements. Accordingly, there can be no assurance that the complaint will be resolved without adverse impact to the Company's financial position or results of operations. There can be no assurances that other parties will not come forward and claim personal injury or property damage.

     Based on the Company's experience to date, the Company believes that the future cost of compliance with existing Environmental Laws (or liability for known environmental liabilities or claims) and Employee Safety Laws should not have a material adverse effect on the Company's business, operating results and financial condition. However, future events, such as changes in existing laws and regulations or their interpretation, or the discovery of heretofore unknown contamination, may give rise to additional compliance costs or liabilities that could have a material adverse effect on the Company's business, operating results and financial condition. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of regulatory agencies or stricter or different interpretations of existing laws, may require additional expenditures by the Company that may be material. See
"Business -- Environmental Matters."

POTENTIAL SALES OF STOCK BY SPECTRA-PHYSICS USA; SHARES ELIGIBLE FOR FUTURE SALE

     Future sales by Spectra-Physics USA of the Company's Common Stock could adversely affect the prevailing market price of the Common Stock. The Company and Spectra-Physics USA have agreed not to offer, sell or otherwise dispose of any shares of Common Stock except with respect to the Company's existing employee benefit plans, without the prior written consent of NationsBanc Montgomery Securities, Inc., for a period of 180 days after the date of this Prospectus (the "Lockup Period"). Following the Lockup Period, Spectra-Physics USA will be permitted to sell in the public market specified amounts of Common Stock without registration pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). In addition, prior to the closing of the offering, the Company will enter into a registration rights agreement with Spectra-Physics USA that will obligate the Company to register under the Securities Act the shares of Common Stock owned by Spectra-Physics USA upon its demand. See "Principal Stockholder," "Shares Eligible for Future Sale" and "Certain Relationships and Transactions."

     The Company is expected to reserve          shares of Common Stock for
issuance upon the exercise of options under the 1997 Plan. At the time of the offering, the Company intends to grant under the 1997 Plan options to purchase
approximately           shares of Common Stock. Following the offering, the
Company intends to register the shares of Common Stock issued or reserved for issuance pursuant to the 1997 Plan under the Securities Act pursuant to a Registration Statement on Form S-8. See "Management -- 1997 Spectra-Physics Lasers, Inc. Stock Option Plan" and "Shares Eligible for Future Sale." Upon
completion of the offering, the Company intends to issue           shares of
Common Stock (assuming an initial public offering price of $     per share) to
certain employees pursuant to the Restricted Stock Agreements as partial consideration for the cancellation of certain Opto Power stock options. These shares will be subject to certain restrictions on transfer. See
"Management -- Restricted Stock Plan."

     No predictions can be made as to the effect, if any, that sales in the public market of shares or the availability of additional shares for future sale will have on the market price of the Common Stock. The market price of the Common Stock could be adversely affected by future sales of Common Stock or the perception that such sales may occur.

CERTAIN ANTI-TAKEOVER MATTERS; POSSIBLE ISSUANCE OF PREFERRED STOCK

     Certain provisions of Delaware law, the Company's Certificate of Incorporation and the Company's Bylaws could delay or make more difficult a merger, tender offer or proxy contest involving the Company. The Company is subject to Section 203 of the Delaware General Corporation Law ("DGCL") which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder. Under the Company's Certificate of Incorporation and Bylaws, the directors may enlarge the size of the Board and fill any vacancies on the Board. The Company's Bylaws provide that nominations for directors may not be made by stockholders at any annual meeting unless the stockholder intending to make a nomination notifies the Company of its intention a specified period in advance and furnishes certain information, and require advance notice of business to be brought by a stockholder before the annual meeting. The shares of the Company's Preferred Stock may be issued in the future without further stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. The rights of holders of Common Stock will be subject to, and may be adversely affected by, the rights of any holders of Preferred Stock that may be issued in the future. The issuance of Preferred Stock and the application of Section 203 of the DGCL and certain other provisions of the Company's Certificate of Incorporation and Bylaws could have the effect of discouraging, delaying or preventing a change of control of the Company. See "Description of Capital Stock -- Preferred Stock," "Description of Capital Stock -- Delaware Anti-Takeover Law" and "Description of Capital Stock -- Anti-Takeover Matters."

ABSENCE OF PRIOR PUBLIC MARKET; VOLATILITY OF STOCK PRICE

     Prior to the offering, there has been no public trading market for the Common Stock. Although the Company intends to apply to list the Common Stock for quotation on the Nasdaq National Market, there can be no assurance that a regular trading market for the Common Stock will develop upon completion of the offering or that, if developed, it will be sustained. The initial public offering price of the Common Stock has been determined by negotiations between the Company and representatives of the Underwriters and may not be indicative of the price at which the Common Stock will trade after completion of the offering. Consequently, there can be no assurance that the market price for the Common Stock will not fall below the initial public offering price. In addition, there has been significant volatility in the market price of technology companies that often has been unrelated to the operating performance of such companies. Technology companies may also be affected by such factors as quarterly fluctuations in a company's business, operating results and financial condition, the introduction of new products by a company or its competitors or business conditions in the markets in which a company operates. These fluctuations may adversely affect the price of and market for the Common Stock. See "Underwriting."

NO ANTICIPATED DIVIDENDS

     Following completion of the offering, the Company intends to retain its earnings, if any, for use in its operations. The Company does not expect to declare dividends on its Common Stock in the foreseeable future. See "Dividend Policy."

IMMEDIATE AND SUBSTANTIAL DILUTION

     The initial public offering price is substantially higher than the book value per share of the Common Stock. Investors participating in this offering will incur immediate and substantial dilution. To the extent outstanding options to purchase Common Stock are exercised, there will be further dilution. See "Dilution."

                                USE OF PROCEEDS

     The net proceeds to the Company from the offering, after deducting the underwriting discount and estimated offering expenses, will be approximately
$   million (approximately $   million if the Underwriters' overallotment option
is exercised in full) assuming an initial public offering price of $     per
share.

     The primary purposes of this offering are to create a public market for the Company's Common Stock and raise capital for the Company. The Company intends to use the net proceeds from the offering for general corporate purposes, including working capital and capital expenditures. A portion of the net proceeds may also be used for the acquisition of businesses, products and technologies that are complementary to those of the Company. The Company has no present commitments with respect to any such material transaction. The Company has not yet identified the specific amount of proceeds to be expended for the foregoing purposes. Accordingly, management will have significant discretion in the application of a substantial portion of the net proceeds from this offering. Pending application of the net proceeds of the offering, the Company intends to invest the net proceeds in short-term, interest-bearing investment grade securities.

                                DIVIDEND POLICY

     The payment of dividends, if any, in the future is within the discretion of the Board of Directors and will depend on the Company's earnings, capital requirements and financial condition. Following completion of the offering, it is the intention of the Board of Directors to retain all earnings, if any, for use in the Company's business operations and, accordingly, the Board of Directors does not expect to declare any dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at September 30, 1997 (i) on an actual basis (ii) on a pro forma basis and (iii) on an as adjusted basis. This table should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto included elsewhere in this Prospectus.

                                                                 SEPTEMBER 30, 1997
                                                    --------------------------------------------
                                                     ACTUAL      PRO FORMA(1)     AS ADJUSTED(2)
                                                    --------     ------------     --------------
                                                                   (IN THOUSANDS)
    Loans and advances from Spectra-Physics AB and
      affiliates (including accrued interest).....  $ 73,758       $     --          $
    Stockholders' equity:
      Common Stock, $.01 par value per share;
         authorized 60,000,000;           shares
         issued and outstanding(2)................        --             --
      Additional paid-in capital..................        --             --
      Parent equity (deficit)(3)..................   (18,741)        71,787
                                                    --------         ------
      Total stockholders' equity..................   (18,741)        71,787
                                                    --------         ------
         Total capitalization.....................  $ 55,017       $ 71,787          $
                                                    ========         ======

---------------

(1) Pro forma to give effect to the (a) conversion to equity of amounts due by the Company to Spectra-Physics AB and affiliates for loans, advances, and accrued interest; (b) contribution to equity of the Company by Spectra-Physics AB and affiliates in October 1997 of certain net assets related to foreign sales subsidiaries and cash to settle certain net liabilities of the sale subsidiaries; and (c) settlement of certain employee stock options for cash and equity and the contribution to equity by Spectra-Physics AB and affiliates of the cash used for such settlement.

(2) Adjusted to give effect to the sale by the Company of the shares of Common Stock offered hereby (at an assumed initial public offering price of
    $       per share), after deducting the estimated underwriting discounts and estimated offering expenses.

(3) Excludes             shares of Common Stock issuable upon exercise of stock
    options to be granted by the Company at the time of the offering pursuant to
    the 1997 Plan, and includes           shares of Common Stock (assuming an
    initial public offering price of $     per share) issuable pursuant to the
    Restricted Stock Plan Agreements. See "Management -- 1997 Spectra-Physics Lasers, Inc. Stock Option Plan" and "Management -- Restricted Stock Plan."

(4) Represents Spectra-Physics AB's investment in the Company on a historical basis.

                                    DILUTION

     The pro forma net tangible book value of the Company as of September 30,
1997 was $          or $          per share of Common Stock. "Pro forma net
tangible book value per share" represents the amount of total tangible assets of the Company less total liabilities divided by the number of shares of Common
Stock outstanding. After giving effect to the sale of             shares of
Common Stock offered by the Company hereby at the assumed initial public
offering price of $     per share (after deducting the underwriting discount and
estimated offering expenses), the pro forma net tangible book value of the
Company as of September 30, 1997 would have been approximately $          or
$          per share. This represents an immediate increase in net tangible book
value of $          per share to Spectra-Physics AB and an immediate dilution of
$          per share to new investors. The following table illustrates this per share dilution:

    Initial public offering price per share............................             $
    Pro forma net tangible book value per share before this offering...  $
    Increase in net tangible book value per share attributable to new investors........................................................
                                                                         ------
    Pro forma net tangible book value per share after this offering....
                                                                                    ------
    Dilution per share to new investors................................             $
                                                                                    ======

     The following table summarizes as of September 30, 1997 the differences between Spectra-Physics AB and new investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid:

                                         SHARES PURCHASED       TOTAL CONSIDERATION       AVERAGE
                                        -------------------     --------------------       PRICE
                                        NUMBER      PERCENT      AMOUNT      PERCENT     PER SHARE
                                        -------     -------     --------     -------     ---------
    Spectra-Physics AB................                   %      $                 %      $
    New investors.....................                                                   $
                                        -------       ---       --------       ---
              Total...................
                                        =======       ===       ========       ===

     The foregoing table assumes no exercise of the Underwriters' overallotment option or of outstanding options to purchase Common Stock. The computation of the total consideration paid by Spectra-Physics AB gives effect to the conversion to equity of amounts due by the Company to Spectra-Physics AB and affiliates for loans, advances and accrued interest in October 1997 and the capital contribution by Spectra-Physics AB to fund the cash payments to the Opto
Power option holders in cancellation of their options. As of October   , 1997,
there were outstanding stock options to purchase an aggregate of shares of Common Stock with an exercise price equal to the initial public offering price. See "Management -- 1997 Spectra-Physics Lasers, Inc. Stock Option Plan."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data of the Company is qualified by reference to and should be read in conjunction with the consolidated financial statements of the Company, including the notes thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere herein. The statement of operations data for the years ended December 31, 1994, 1995, and 1996, and the nine months ended September 30, 1997, and the balance sheet data as of December 31, 1995 and 1996, and September 30, 1997, are derived from the consolidated financial statements that have been audited by Coopers & Lybrand L.L.P., independent accountants, and are included elsewhere in this Prospectus. The statement of operations data for the years ended December 31, 1992 and 1993, and the balance sheet data as of December 31, 1992, 1993 and 1994, are derived from the unaudited consolidated financial statements not included herein. The unaudited statement of operations data for the nine months ended September 30, 1996, is derived from the consolidated financial statements included elsewhere in this Prospectus. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the Company's operating results for such periods. The operating results for the nine months ended September 30, 1997 are not necessarily indicative of the results to be expected for any other interim period or any future fiscal year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                          NINE MONTHS ENDED
                                                                  YEARS ENDED DECEMBER 31,                 SEPTEMBER 30,(1)
                                                     --------------------------------------------------   ------------------
                                                      1992       1993      1994       1995       1996      1996       1997
                                                     -------   --------   -------   --------   --------   -------   --------
                                                                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA
Net sales..........................................  $80,163   $ 88,997   $95,123   $112,527   $135,434   $90,415   $113,061
Cost of products sold..............................   52,289     61,000    62,482     73,040     88,320    59,584     71,178
                                                      ------   --------   -------   --------   --------   -------   --------
  Gross margin.....................................   27,874     27,997    32,641     39,487     47,114    30,831     41,883
Operating expenses:
  Research and development.........................    6,009      9,646     7,788      7,933     12,005     8,571     10,857
  Selling, general and administrative..............   26,433     27,906    24,812     27,848     28,966    20,755     23,555
  Restructuring(2).................................       --      1,142        --         --         --        --         --
  Other(3).........................................       --         --        --      1,863      6,915     4,762     16,157
                                                      ------   --------   -------   --------   --------   -------   --------
    Total operating expenses.......................   32,442     38,694    32,600     37,644     47,886    34,088     50,569
                                                      ------   --------   -------   --------   --------   -------   --------
    Operating income (loss)........................   (4,568)   (10,697)       41      1,843       (772)   (3,257)    (8,686)
Other income (expense):
  Interest expense.................................   (1,822)    (2,782)   (3,492)    (4,590)    (5,374)   (3,940)    (3,930)
  Foreign currency gain (loss).....................     (316)      (579)   (1,439)     1,046      2,532     1,832      2,566
  Legal settlements(5).............................       --      1,714        --         --         --        --     17,010
                                                      ------   --------   -------   --------   --------   -------   --------
    Total other income (expense)...................   (2,138)    (1,647)   (4,931)    (3,544)    (2,842)   (2,108)    15,646
                                                      ------   --------   -------   --------   --------   -------   --------
    Income (loss) before income taxes..............   (6,706)   (12,344)   (4,890)    (1,701)    (3,614)   (5,365)     6,960
Income tax expense (benefit).......................    1,158        754       311        318        634        17    (23,272)
                                                      ------   --------   -------   --------   --------   -------   --------
    Net income (loss)..............................  $(7,864)  $(13,098)  $(5,201)  $ (2,019)  $ (4,248)  $(5,382)  $ 30,232
                                                      ======   ========   =======   ========   ========   =======   ========
    Pro forma net income (loss) per share(4).......                                            $                    $
    Shares used in computing pro forma net income
      (loss) per share.............................
OTHER DATA:
  Operating income (loss) before infrequent or
    unusual items(6)...............................  $(4,568)  $ (9,555)  $    41   $  3,706   $  6,143   $ 1,505   $  7,471
                                                      ======   ========   =======   ========   ========   =======   ========

                                                                   AS OF DECEMBER 31,
                                                   ---------------------------------------------------   AS OF SEPTEMBER 30,
                                                    1992       1993       1994       1995       1996           1997(1)
                                                   -------   --------   --------   --------   --------   -------------------
                                                                                (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital..................................  $25,858     26,977   $ 26,452   $ 30,273   $ 27,531        $  29,471
Total assets.....................................   69,038     66,307     65,915     80,691     86,848          103,934
Long term obligations............................   43,920     57,852     58,775     69,067     71,584           73,289
Parent equity (deficit)..........................    5,424    (10,823)   (14,348)   (16,480)   (21,223)         (18,741)

---------------
(1) The Company's fiscal year ends on December 31. The Company's fiscal quarters end on the Friday closest to the end of the calendar month. For presentation purposes, the financial information reflects the calendar month end date.
(2) In 1993, the Company recorded $1,142,000 of restructuring expenses associated with a reduction in force and costs to exit certain excess facilities, including the write-off of related property, plant and equipment.

(3) Includes $863,000 in 1995 and $1,915,000 in 1996, and $1,012,000 and
    $1,657,000 in the nine months ended September 30, 1996 and 1997, respectively, of legal expenses associated with a lawsuit which was settled as described in Note 5 below; and $1,000,000 in 1995 and $5,000,000 in 1996 and $3,750,000 and $14,500,000 in the nine months ended September 30, 1996 and 1997, respectively, of compensation expense associated with stock options which were exchanged in October 1997 for a combination of cash and the Company's future obligation to issue capital stock of the Company upon completion of the offering.

(4) See Note 2 of the Notes to the Consolidated Financial Statements.

(5) In 1993, the Company received net proceeds of $1,714,000 from its insurance company for claims regarding certain environmental matters. See
    "Business -- Environmental Matters." In May 1997, the Company received net proceeds of $17,010,000 in settlement of a lawsuit.

(6) Other data is presented as supplemental information and should not be construed as a substitute, or better, indicator of, results of operations than operating income (loss) or net income (loss) determined in accordance with generally accepted accounting principles. This data represents actual operating income (loss) adjusted for the following: (a) restructuring expenses of $1,142,000 in 1993; (b) legal expenses associated with a lawsuit of $863,000 in 1995 and $1,915,000 in 1996 and $1,012,000 and $1,657,000 in
    the nine months ended September 30, 1996 and 1997, respectively; and (c) compensation expense associated with stock options of $1,000,000 in 1995 and $5,000,000 in 1996 and $3,750,000 and $14,500,000 in the nine months ended
    September 30, 1996 and 1997, respectively. While such items are not expected to be incurred in the future, there can be no assurances that similar items might not occur. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

     The Company is a leader in the design, development, manufacture and distribution of lasers and laser systems for a broad range of markets. Prior to the Reorganization in October 1997, the Company, Opto Power and Laser Data, together with various foreign subsidiaries of Spectra-Physics AB that conducted sales and technical support operations on their behalf, were operated as a functional group called the Lasers and Optics Group. As a result of the Reorganization, the assets and liabilities (including contractual rights and obligations) of the aforementioned entities are now held directly or indirectly by the Company. The consolidated financial statements presented reflect the financial position, results of operations and cash flows of the Company as if it were a separate entity for each period presented. The Company's historical results have varied significantly from period to period due to the inclusion of charges related to legal expenses associated with a lawsuit and compensation expenses associated with certain stock options. These charges are not expected to be incurred in the future. However, there can be no assurance that similar items might not occur.

     The Company derives its revenue primarily from the sale of semiconductor-based and conventional lasers and laser systems. Conventional lasers are generally sold into the research and development market. This market is typically characterized by the sale of single units and systems with prices that range from approximately $3,000 to $500,000. Sales in this market have historically varied from quarter to quarter due to seasonal fluctuations and governmental spending patterns. Semiconductor-based lasers and laser systems are sold into the research and development market and the OEM/industrial market. The OEM/industrial market is characterized by unit sales, with varying prices, in volumes of as much as several thousand units. Over the last three years, a growing proportion of the Company's total net sales and most of its sales growth have been from semiconductor-based lasers. Net sales for products are recognized upon shipment.

     The Company has experienced a trend in its sales whereby its fiscal fourth quarter net sales represent a disproportionate share of the Company's annual net sales and whereby the Company's first quarter net sales decline significantly compared to the fourth quarter of the prior fiscal year. The Company believes these sales patterns result in part because of Spectra-Physics AB's emphasis on annual (as opposed to quarterly) results and in part from the Company's incentive compensation plan which compensates employees based on annual results. The Company recognizes that the non-linear pattern of its shipments leads to inefficiencies in asset and employee utilization. The Company is taking steps to mitigate this sales trend, but this pattern is likely to continue in the near term.

     The Company's gross margin is affected by a number of factors, including product mix, product pricing, cost of components, the proportion of third party products incorporated into the Company's systems, foreign currency exchange rates and manufacturing costs. For example, since semiconductor-based lasers and laser systems generally have higher gross margins than conventional lasers, absent other factors, a shift in sales toward semiconductor-based lasers and systems would lead to a gross margin improvement for the Company. On the other hand, if market conditions in the highly competitive conventional laser market forced the Company to lower unit prices, the Company would suffer a decline in gross margin unless the Company were able to timely offset the price reduction by a reduction in production costs or by sales of other products with higher gross margins. Either of these events could have a material effect on the Company's business, operating results and financial condition.

     The Company spends a significant amount of resources on research and development. In recent years, the Company has focused much of these resources on semiconductor-based lasers and laser systems. The Company expects to continue to spend substantial resources in developing products for semiconductor-based lasers and laser systems while making focused research and development expenditures to maintain its leadership position in conventional lasers.

     A significant proportion of the Company's sales are to international customers and are denominated in currencies other than the U.S. dollar. The Company also has sales and support operations located in certain European countries and in Japan which operate in local currencies. As a result, while the Company attempts to hedge its economic risk of foreign currency fluctuations, the Company is exposed to fluctuations in foreign currency exchange rates that have had in the past, and are expected to have in the future, a significant impact on the Company's results of operations.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the Company's results of operations as a percentage of net sales:

                                                                                     NINE MONTHS
                                                            YEARS ENDED                 ENDED
                                                           DECEMBER 31,             SEPTEMBER 30,
                                                     -------------------------     ---------------
                                                     1994      1995      1996      1996      1997
                                                     -----     -----     -----     -----     -----
Net sales..........................................  100.0%    100.0%    100.0%    100.0%    100.0%
Cost of products sold..............................   65.7      64.9      65.2      65.9      63.0
                                                     -----     -----     -----     -----     -----
  Gross margin.....................................   34.3      35.1      34.8      34.1      37.0
                                                     -----     -----     -----     -----     -----
Operating expenses:
  Research and development.........................    8.2       7.0       8.9       9.5       9.6
  Selling, general and administrative..............   26.1      24.7      21.4      23.0      20.8
  Other............................................     --       1.7       5.1       5.3      14.3
                                                     -----     -----     -----     -----     -----
     Total operating expenses......................   34.3      33.4      35.4      37.8      44.7
                                                     -----     -----     -----     -----     -----
     Operating income (loss).......................     --       1.7      (0.6)     (3.7)     (7.7)
Other income (expense):
  Interest expense.................................   (3.7)     (4.1)     (4.0)     (4.4)     (3.5)
  Foreign currency gain (loss).....................   (1.5)      0.9       1.9       2.0       2.3
  Legal settlement.................................     --        --        --        --      15.0
                                                     -----     -----     -----     -----     -----
     Total other income (expense)..................   (5.2)     (3.2)     (2.1)     (2.4)     13.8
                                                     -----     -----     -----     -----     -----
     Income (loss) before income taxes.............   (5.2)     (1.5)     (2.7)     (6.1)      6.1
Income tax expense (benefit).......................    0.3       0.3       0.5       0.1     (20.6)
                                                     -----     -----     -----     -----     -----
     Net income (loss).............................   (5.5)%    (1.8)%    (3.2)%    (6.0)%    26.7%
                                                     =====     =====     =====     =====     =====

     NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996

  Net sales

     Net sales were $113.1 million in the nine months ended September 30, 1997 and $90.4 million in the nine months ended September 30, 1996, representing an increase of 25.0%. Net sales in the nine months ended September 30, 1997, calculated using foreign exchange rates for the nine months ended September 30, 1996, increased 30.5%. The growth in sales was principally due to increased volumes of semiconductor-based lasers and laser systems as the market opportunities for these products continued to grow. Net sales were in the following geographic markets (based on the location of the Company's sales subsidiary):

                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                              --------------------
                                                               1996         1997
                                                              -------     --------
                                                                 (IN THOUSANDS)
            Europe..........................................  $19,136     $ 20,261
            Japan...........................................   21,849       23,220
            United States and export........................   49,430       69,580
                                                              -------     --------
                                                              $90,415     $113,061
                                                              =======     ========

     For the nine months ended September 30, 1997 compared to the nine months ended September 30, 1996, net sales at actual currency exchange rates increased:
5.9% for Europe; 6.3% for Japan; and 40.8% for the U.S. Net sales for the nine months ended September 30, 1997, calculated using foreign exchange rates for the nine months ended September 30, 1996, increased: 17.5% for Europe; 18.7% for Japan; and 40.8% for the U.S. The significant increase in net sales in the U.S. for these periods reflects the early adoption of semiconductor-based lasers and laser systems in the U.S. compared to Europe and Japan.

  Cost of products sold and gross margin

     Cost of products sold includes all manufacturing materials and labor and a proportionate share of overhead costs, as well as costs of shipping, tooling, royalties, third party products incorporated in the Company's products and provisions for excess and obsolete inventories and warranty. Cost of products sold varies by product mix, product pricing, cost of components, the proportion of third party products incorporated in systems manufactured by the Company, and manufacturing costs.

     Gross margin was $41.9 million in the nine months ended September 30, 1997 and $30.8 million in the nine months ended September 30, 1996, representing an increase of 35.8%. As a percentage of net sales, gross margin was 37.0% and 34.1% in 1997 and 1996, respectively. The principal reasons for the improvement in gross margin as a percentage of net sales was the increase in sales of semiconductor-based lasers and laser systems at higher margins than conventional lasers and higher overall sales which allowed for increased absorption of fixed factory overhead expenses.

  Operating expenses

     Operating expenses totaled $50.6 million in the nine months ended September 30, 1997 and $34.1 million in the nine months ended September 30, 1996, representing an increase of 48.3%. As a percentage of net sales, operating expenses were 44.7% and 37.8% in 1997 and 1996, respectively. Included in other operating expenses were legal expenses associated with a lawsuit which was settled in the second quarter of 1997 of $1.7 million in 1997 and $1.0 million in 1996, and compensation expense associated with stock options held by employees of a subsidiary of the Company of $14.5 million in 1997 and $3.8 million in 1996. As a result of the lawsuit settlement, the Company received net proceeds of $17.0 million that was included in other income in the nine months ended September 30, 1997. In October 1997, the stock options were exchanged for a combination of cash and the Company's future obligation to pay additional cash or, upon the completion of the offering, issue capital stock of the Company. Accordingly, the Company will not incur compensation expense relating to these options in the future. Excluding such legal and compensation expenses, operating expenses increased 17.3% and were 30.4% of net sales in 1997 and 32.5% of net sales in 1996.

     Research and development expenses represent expenses associated with Company funded research and new product development, and efforts designed to improve the performance of existing products and manufacturing processes. Customer funded product development engineering for certain OEM customers and the U.S. government, which to date has been minimal, is recorded as a reduction of research and development expenses. Research and development expenses are charged to operations as incurred.

     Research and development expenses totaled $10.9 million in the nine months ended September 30, 1997 and $8.6 million in the nine months ended September 30, 1996, representing an increase of 26.7%. As a percentage of net sales, research and development expenses were 9.6% and 9.5% in 1997 and 1996, respectively. The increased spending was primarily focused on semiconductor-based lasers and laser systems and laser disk texturing systems.

     Selling, general and administrative expenses include the expenses of the Company's sales and support subsidiaries in the United Kingdom, France, Germany, the Netherlands and Japan as well as the Company's North American sales and support organization, and other administrative expenses such as legal, accounting, corporate offices and an allocation of expenses from Spectra-Physics AB and affiliates for services provided to the Company.

     Selling, general and administrative expenses totaled $23.6 million in the nine months ended September 30, 1997 and $20.8 million in the nine months ended September 30, 1996, representing an increase of 13.5%. As a percentage of net sales, selling, general and administrative expenses were 20.8% and 23.0% in 1997 and 1996, respectively. The principal reasons for the increase in selling, general and administrative expenses in dollar terms were increased salaries and benefits, including performance and incentive bonuses and increased sales and marketing efforts aimed at the semiconductor-based lasers and laser systems markets, offset in part by the impact of the strengthening of the U.S. dollar compared to non-U.S. dollar currencies. Historically, the Company recorded employee bonuses in the fourth quarter of each fiscal year as it was not deemed probable that such bonuses would be earned until the fourth quarter. In September 1997, it was determined that it was probable that bonuses would be earned; accordingly, the Company accrued the amount of bonus earned to date.

  Interest expense

     Interest expense totaled $3.9 million in each of the nine months ended September 30, 1997 and 1996. Interest expense was incurred on loans and advances from Spectra-Physics AB and affiliates. Interest expense was also imputed on certain non-interest bearing advances from Spectra-Physics AB and affiliates. The amount of such imputed interest was $0.6 million in 1997 and $0.8 million in 1996. In connection with the Reorganization, Spectra-Physics AB and affiliates converted all loans and advances to the Company to equity. Accordingly, beginning October 1, 1997, the Company will no longer incur interest expense on such loans and advances.

  Foreign currency gain (loss)

     All of the Company's manufacturing is performed in the United States. However, the Company has significant sales outside the United States denominated in currencies other than the U.S. dollar. Also, the Company's sales and support subsidiaries pay local operating expenses in local currencies. As a result, the Company's operations are exposed to fluctuations in foreign currency exchange rates and these fluctuations have been, and are expected to continue to be, material.

     In 1991, the Company adopted a foreign currency hedging program that was designed to offset the economic impact of foreign currency exchange fluctuations on budgeted cash flows derived from non-U.S. dollar denominated sales. From 1991 to 1995, the Company hedged a portion of its full year budgeted non-U.S. dollar sales in January of each year by selling forward contracts against each of the month's estimated foreign sales in the budget year. Under this program, there were no outstanding forward contracts as of December 31, 1992, 1993 and 1994. The counterparty for all forward contracts from 1991 to October 1997 was Spectra-Physics AB.

     In late 1995, the Company changed its hedging program by hedging a portion of its anticipated non-U.S. dollar denominated cash flows on a twelve-month rolling basis. Accordingly, at the end of each period, there was approximately twelve months of foreign exchange contracts open to deliver a specified amount of foreign currency at a specified rate. As allowed under generally accepted accounting principles ("GAAP") in Sweden, the Company had deferred the unrealized gain or loss resulting from the impact of currency exchange rate movements on open contracts until the underlying transaction was completed. However, since these contracts were not, as required under U.S. GAAP, designated as hedges of firm, identifiable foreign currency commitments, the proper U.S. accounting treatment for these contracts was to recognize unrealized gain or loss resulting from the impact of currency exchange rate movements on open contracts in each period reported. Accordingly in the accompanying financial statements such gains and losses were recorded as other income or expense. Also included in other income and expense were realized gains and losses on the settlement of foreign exchange contracts and realized and unrealized gains and losses on the transactions denominated in currencies other than the U.S. dollar for U.S. based operations.

     In October 1997, the Company changed the way it hedges its foreign currency exposures. It closed all of its outstanding foreign exchange contracts with Spectra-Physics AB by buying offsetting currency contracts. Settlement of these contracts led to a realized gain of approximately $2.0 million. The majority of this gain was accrued at September 30, 1997 as part of the unrealized gain on foreign currency contracts ("mark-to-market") recorded in other income.

     In place of the current hedging program, the Company will hedge its foreign exchange exposure by entering into transactions with independent financial institutions. The Company will not hold or issue financial instruments for trading purposes nor will it hold or issue leveraging derivative financial instruments. The objective of the Company's new foreign exchange risk management policy is to preserve the U.S. dollar value of its non-U.S. dollar cash flows. These cash flows arise primarily from the sale of the Company's products in currencies other than U.S. dollar, most of which are made through the Company's subsidiaries in Japan and Europe. The Company will use forward contracts and simple option contracts to hedge, respectively, firm commitments and probable anticipated transactions that expose the Company to enterprise risk. Gains and losses on forward exchange contracts that are designated as hedges of a firm order will be deferred and included in the measurement of the underlying transaction. Gains on foreign currency options designated as hedges of probable anticipated transactions whose significant characteristics and terms are known will also be deferred and recognized at the time of the closing of the anticipated transactions.

     Foreign currency gains totaled $2.6 million in the nine months ended September 30, 1997 and $1.8 million in the nine months ended September 30, 1996.

  Income tax expense (benefit)

     Income taxes have been provided in the historical financial statements as if the Company was a separate taxable entity. From 1992 to June 1997, income tax expense reflected foreign taxes only due to the expectation by the Company at that time of continuing losses in the U.S. Deferred tax assets were established relating to: (i) net operating loss carryforwards, which included interest expense from Spectra-Physics AB and affiliates; (ii) accrued compensation associated with employee stock options; (iii) inventory valuation reserves; and
(iv) other accruals. These deferred tax assets were offset in total by a valuation allowance due to the expectation of continued losses in the U.S.

     During the quarter ended September 30, 1997, the Company decreased the tax valuation allowance and recognized a tax benefit relating to the above items (net of foreign taxes) totaling $23.3 million. The decrease of the valuation allowance and the recognition of the tax benefit in the quarter was based on management's expectations regarding future taxable income for the Company. Management's expectations included the consideration of the conversion of loans and advances from Spectra-Physics AB and affiliates to equity in October 1997 which will eliminate related interest charges in the future.

     For income tax return purposes, from 1991 through September 1997, the Company was part of a U.S. consolidated group pursuant to a tax sharing agreement among Spectra-Physics AB affiliated companies. Under this tax sharing agreement, the deferred tax assets relating to the Company's net operating loss carryovers referred to above have already been used to offset the taxable income of other members of the tax filing group with no benefit to the Company. Since the deferred tax assets related to the net operating loss carryforwards have been used by affiliated companies, and therefore are not available for use by the Company, the deferred tax asset arising from the loss carryforwards (amounting to $10.2 million) have been recorded as a dividend to Spectra-Physics AB. The deferred tax assets relating to accrued compensation associated with employee stock options, the inventory valuation reserve and other accruals are recognized as deferred tax assets in the accompanying financial statements. Effective October 1997, the Company and affiliates of Spectra-Physics AB have entered into a tax sharing arrangement which generally requires the Company to determine its U.S. tax liability as a separate consolidated group.

     The Company expects its future effective tax rate to approximate statutory rates.

     YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

  Net sales

     Net sales were $135.4 million in 1996, $112.5 million in 1995 and $95.1 million in 1994, representing an increase of 20.4% from 1995 to 1996 and 18.3% from 1994 to 1995. Net sales for 1996, calculated using foreign currency exchange rates for 1995, and for 1995, calculated using foreign currency exchange rates for 1994, increased 25.6% from 1995 to 1996, and 12.8% from 1994 to 1995. The growth in sales in actual terms was principally due to increased volumes of semiconductor-based lasers and laser systems, particularly the Millennia, a product introduced in the first quarter of 1996, as the market for these products expanded due to customers' acceptance of these products. Net sales were in the following geographic markets (based on the location of the Company's sales subsidiary):

                                                      YEARS ENDED DECEMBER 31,
                                                  ---------------------------------
                                                   1994         1995         1996
                                                  -------     --------     --------
                                                           (IN THOUSANDS)
            Europe..............................  $26,044     $ 28,223     $ 30,449
            Japan...............................   23,627       30,479       30,517
            United States and export............   45,452       53,825       74,468
                                                  -------     --------     --------
                                                  $95,123     $112,527     $135,434
                                                  =======     ========     ========

     Net sales at actual currency exchange rates increased: 7.9% from 1995 to 1996 and 8.4% from 1994 to 1995 for Europe; 29.0% from 1994 to 1995 for Japan; and 38.4% from 1995 to 1996 and 18.4% from 1994 to 1995 for the U.S. Net sales at actual currency exchange rates in Japan were flat from 1995 to 1996. Net sales for 1996, calculated using foreign currency exchange rates for 1995, and for 1995, calculated using foreign currency exchange rates for 1994, increased:
11.8% from 1995 to 1996 for Europe; 15.7% from 1995 to 1996 and 18.8% from 1994 to 1995 for Japan; and 38.4% from 1995 to 1996 and 18.4% from 1994 to 1995 for the U.S. Net sales for 1995, calculated using foreign currency exchange rates for 1994, declined 2.4% for Europe. The significant increases in net sales in the U.S. for these periods reflect the early adoption of semiconductor-based lasers and laser systems in the U.S. compared to Europe and Japan.

  Cost of products sold and gross margin

     Gross margin was $47.1 million in 1996, $39.5 million in 1995 and $32.6 million in 1994, representing an increase of 19.3% from 1995 to 1996 and 21.0% from 1994 to 1995. As a percentage of net sales, gross margin was 34.8%, 35.1% and 34.3% in 1996, 1995 and 1994, respectively. The slight decline in gross margin as a percentage of net sales in 1996 compared to 1995 was due principally to a higher proportion in 1996 of sales of third party products which are incorporated in the Company's systems and on which the Company typically earns lower margins. Also, there was a negative effect on gross margins from the strengthening of the U.S. dollar compared to non-U.S. dollar currencies, particularly the Japanese Yen. The principal reason for the improvement in gross margin as a percentage of net sales in 1995 compared to 1994 was the increase in sales that allowed the absorption of fixed manufacturing overhead expenses over a larger unit base. Further, the Company realized an overall benefit on its gross margin from the weakening of the U.S. dollar compared to non-U.S. dollar currencies. This benefit was realized as the Company's product costs are generally U.S. dollar denominated.

  Operating expenses

     Operating expenses totaled $47.9 million in 1996, $37.6 million in 1995 and $32.6 million in 1994, representing an increase of 27.2% from 1995 to 1996 and 15.5% from 1994 to 1995. As a percentage of net sales, operating expenses were 35.4%, 33.4%, and 34.3% in 1996, 1995, and 1994, respectively. Included in other operating expenses were legal expenses associated with a lawsuit which was settled in the second quarter of 1997 of $1.9 million in 1996 and $0.9 million in 1995, and compensation expense associated with stock options held by employees of a subsidiary of the Company of $5.0 million in 1996 and $1.0 million in 1995. In October 1997, the stock options were exchanged for a combination of cash and the Company's future obligation to pay additional cash or, upon the completion of the offering, issue capital stock of the Company.

Excluding such legal and compensation expenses, operating expenses increased 14.5% from 1995 to 1996 and 9.8% from 1994 to 1995 and were 30.3% and 31.7% of net sales in 1996 and 1995, respectively.

     Research and development expenses totaled $12.0 million in 1996, $7.9 million in 1995 and $7.8 million in 1994, representing an increase of 51.3% from 1995 to 1996 and 1.9% from 1994 to 1995. As a percentage of net sales, research and development expenses were 8.9%, 7.0% and 8.2% in 1996, 1995 and 1994, respectively. The increase in research and development expenses in 1996 compared to 1995 was principally focused on semiconductor-based lasers and laser systems and laser disk texturing systems.

     Selling, general and administrative expenses totaled $29.0 million in 1996, $27.8 million in 1995 and $24.8 million in 1994, representing an increase of 4.0% from 1995 to 1996 and 12.2% from 1994 to 1995. As a percentage of net sales, selling, general and administrative expenses were 21.4%, 24.7%, and 26.1% in 1996, 1995 and 1994, respectively. The principal reasons for the increase in selling, general and administrative expenses in dollar terms in 1996 compared to 1995 were increased salaries and benefits and increased sales and marketing efforts associated with the Company's laser disk texturing systems offset, in part, by the strengthening of the U.S. dollar compared to the Japanese Yen. The principal reasons for the increase in selling, general and administrative expenses in dollar terms in 1995 compared to 1994 were (i) increased salaries and benefits, including performance bonuses, (ii) increased sales and marketing efforts for the semiconductor-based lasers and laser systems and (iii) the weakening of the U.S. dollar compared to non-U.S. dollar currencies.

  Interest expense

     Interest expense totaled $5.4 million in 1996, $4.6 million in 1995 and $3.5 million in 1994, representing an increase of 17.1% from 1995 to 1996 and 31.4% from 1994 to 1995. Interest expense was incurred on loans and advances from Spectra-Physics AB and affiliates. Interest expense was also imputed on the certain non-interest bearing advances from Spectra-Physics AB and affiliates. The amount of such imputed interest was $1.0 million in 1996, $1.1 million in 1995 and $0.7 million in 1994. In connection with the Reorganization, Spectra-Physics AB and affiliates converted all loans and advances to the Company to equity. Accordingly, beginning October 1, 1997, the Company will no longer incur interest expense on such loans and advances.

  Foreign currency gain (loss)

     Foreign currency gain (loss) were net gains of $2.5 million in 1996 and $1.0 million in 1995 and a net loss of $1.4 million in 1994.

  Income tax expense (benefit)

     Income tax expense was $0.6 million in 1996 and $0.3 million in each of 1995 and 1994. The income tax expense in each period represented foreign taxes currently payable at each of the applicable country's statutory rate.

QUARTERLY RESULTS OF OPERATIONS

     The tables below set forth quarterly consolidated operating data of the Company, including such data as a percentage of net sales, for the eleven quarters ended September 30, 1997. This quarterly information is unaudited, but in management's opinion reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented when read in conjunction with the audited financial statements of the Company and notes thereto. The operating results for any quarter are not necessarily indicative of results for any future periods.

                                                                    QUARTER ENDED
                     --------------------------------------------------------------------------------------------------------------
                                     1995                                    1996                                1997
                     --------------------------------------   --------------------------------------   ----------------------------
                     MAR. 31   JUNE 30   SEPT. 30   DEC. 31   MAR. 31   JUNE 30   SEPT. 30   DEC. 31   MAR. 31   JUNE 30   SEPT. 30
                     -------   -------   --------   -------   -------   -------   --------   -------   -------   -------   --------
                                                                    (IN THOUSANDS)
Net Sales........... $24,948   $26,565   $24,295    $36,719   $27,283   $30,723   $32,409    $45,019   $35,080   $38,368   $ 39,613
Cost of products
  sold..............  15,967    17,436    15,370     24,267    17,947    19,920    21,717     28,736    22,535    23,750     24,893
                     -------   -------   -------    -------   -------   -------   -------    -------   -------   -------   --------
    Gross margin....   8,981     9,129     8,925     12,452     9,336    10,803    10,692     16,283    12,545    14,618     14,720
                     -------   -------   -------    -------   -------   -------   -------    -------   -------   -------   --------
Operating expenses:
  Research and
    development.....   1,934     2,014     1,869      2,116     2,283     3,010     3,278      3,434     3,318     3,524      4,015
  Selling, general
    and
   administrative...   6,505     6,626     6,716      8,001     6,806     7,102     6,847      8,211     7,274     7,514      8,767
  Other.............     308       386       538        631     1,431     1,790     1,541      2,153     6,490     4,833      4,834
                     -------   -------   -------    -------   -------   -------   -------    -------   -------   -------   --------
    Total operating
      expenses......   8,747     9,026     9,123     10,748    10,520    11,902    11,666     13,798    17,082    15,871     17,616
                     -------   -------   -------    -------   -------   -------   -------    -------   -------   -------   --------
    Operating income
      (loss)........     234       103      (198)     1,704    (1,184)   (1,099)     (974)     2,485    (4,537)   (1,253)    (2,896)
Other income
  (expense), net:
  Interest
    expense.........  (1,148)   (1,048)   (1,149)    (1,245)   (1,324)   (1,297)   (1,319)    (1,434)   (1,423)   (1,343)    (1,164)
  Foreign currency
    gains (loss)....    (633)     (368)      870      1,177     1,094       502       236        700     2,123      (868)     1,311
  Legal
    settlement......      --        --        --         --        --        --        --         --        --    17,010         --
                     -------   -------   -------    -------   -------   -------   -------    -------   -------   -------   --------
    Total other
      income
      (expense).....  (1,781)   (1,416)     (279)       (68)     (230)     (795)   (1,083)      (734)      700    14,799        147
                     -------   -------   -------    -------   -------   -------   -------    -------   -------   -------   --------
    Income (loss)
      before income
      taxes.........  (1,547)   (1,313)     (477)     1,636    (1,414)   (1,894)   (2,057)     1,751    (3,837)   13,546     (2,749)
Income tax expense
  (benefit).........      60      (114)     (133)       505       (61)       54        24        617       126        76    (23,474)
                     -------   -------   -------    -------   -------   -------   -------    -------   -------   -------   --------
    Net income
      (loss)........ $(1,607)  $(1,199)  $  (344)   $ 1,131   $(1,353)  $(1,948)  $(2,081)   $ 1,134   $(3,963)  $13,470   $ 20,725
                     =======   =======   =======    =======   =======   =======   =======    =======   =======   =======   ========
OTHER DATA:
Operating income
  (loss) before
  infrequent or
  unusual items..... $   542   $   489   $   340    $ 2,335   $   247   $   691   $   567    $ 4,638   $ 1,953   $ 3,580   $  1,938

                                                                   QUARTER ENDED
                   --------------------------------------------------------------------------------------------------------------
                                    1995                                     1996                                1997
                   --------------------------------------   --------------------------------------   ----------------------------
                   MAR. 31   JUNE 30   SEPT. 30   DEC. 31   MAR. 31   JUNE 30   SEPT. 30   DEC. 31   MAR. 31   JUNE 30   SEPT. 30
                   -------   -------   --------   -------   -------   -------   --------   -------   -------   -------   --------
Net Sales.........  100.0%    100.0%     100.0%    100.0%    100.0%    100.0%     100.0%    100.0%    100.0%    100.0%     100.0%
Cost of products
  sold............   64.0      65.6       63.3      66.1      65.8      64.8       67.0      63.8      64.2      61.9       62.8
                    -----     -----      -----     -----     -----     -----      -----     -----     -----     -----      -----
  Gross margin....   36.0      34.4       36.7      33.9      34.2      35.2       33.0      36.2      35.8      38.1       37.2
                    -----     -----      -----     -----     -----     -----      -----     -----     -----     -----      -----
Operating
  expenses:
  Research and
    development...    7.8       7.6        7.7       5.8       8.4       9.8       10.1       7.6       9.5       9.2       10.1
  Selling, general
    and
 administrative...   26.1      24.9       27.6      21.8      24.9      23.1       21.1      18.2      20.7      19.6       22.1
  Other...........    1.2       1.5        2.2       1.7       5.2       5.8        4.8       4.8      18.5      12.6       12.2
                    -----     -----      -----     -----     -----     -----      -----     -----     -----     -----      -----
    Total
      operating
      expenses....   35.1      34.0       37.5      29.3      38.5      38.7       36.0      30.6      48.7      41.4       44.4
                    -----     -----      -----     -----     -----     -----      -----     -----     -----     -----      -----
    Operating
      income
      (loss)......    0.9       0.4       (0.8)      4.6      (4.3)     (3.5)      (3.0)      5.6     (12.9)     (3.3)      (7.2)
Other income
  (expense), net:
  Interest
    expense.......   (4.6)     (3.9)      (4.7)     (3.4)     (4.9)     (4.2)      (4.1)     (3.2)     (4.1)     (3.5)      (2.9)
  Foreign currency
    gains
    (loss)........   (2.5)     (1.4)       3.6       3.2       4.0       1.6        0.8       1.6       6.1      (2.3)       3.3
  Legal
    settlement....     --        --         --        --        --        --         --        --        --      44.3         --
                    -----     -----      -----     -----     -----     -----      -----     -----     -----     -----      -----
    Total other
      income
      (expense)...   (7.1)     (5.3)      (1.1)     (0.2)     (0.9)     (2.6)      (3.3)     (1.6)      2.0      38.5        0.4
                    -----     -----      -----     -----     -----     -----      -----     -----     -----     -----      -----
    Income (loss)
      before
      income
      taxes.......   (6.2)     (4.9)      (1.9)      4.5      (5.2)     (6.1)      (6.3)      4.0     (10.9)     35.2       (6.8)
Income tax expense
  (benefit).......    0.2      (0.4)      (0.5)      1.4      (0.2)      0.2        0.1       1.4       0.3       0.2      (59.3)
                    -----     -----      -----     -----     -----     -----      -----     -----     -----     -----      -----
    Net income
      (loss)......   (6.4)%    (4.5)%     (1.4)%     3.1%     (5.0)%    (6.3)%     (6.4)%     2.6%    (11.2)%    35.0%      52.3%
                    =====     =====      =====     =====     =====     =====      =====     =====     =====     =====      =====
OTHER DATA:
Operating income
  (loss) before
  infrequent or
  unusual items...    2.2%      1.8%       1.4%      6.4%      1.0%      2.2%       1.8%     10.3%      5.6%      9.3%       4.9%

     Other data presented in the Quarterly Results of Operations table above are presented as supplemental information and should not be construed as a substitute, or better, indicator of, results of operations than operating income
(loss) or net income (loss) determined in accordance with GAAP. This data represents actual operating income (loss) adjusted for legal expenses associated with a lawsuit and compensation expense associated with stock options, which expenses are included in other operating expenses. While such items are not expected to be incurred in the future, there can be no assurances that similar items might not occur.

     The Company has experienced a trend in its sales whereby its fiscal fourth quarter net sales represent a disproportionate share of the Company's annual net sales and whereby the Company's first quarter net sales decline significantly compared to the fourth quarter of the prior fiscal year. The Company believes these sales patterns result in part because of Spectra-Physics AB's emphasis on annual (as opposed to quarterly) results and in part from the Company's incentive compensation plan which compensated employees based on annual results. The Company recognizes that the non-linear pattern of its shipments leads to inefficiencies in asset and employee utilization. The Company is taking steps to mitigate this sales trend, but this pattern is likely to continue in the near term.

     The Company's operating results have fluctuated significantly in the past and are expected to fluctuate in the future on a quarterly and annual basis as a result of a number of factors, many of which are beyond the Company's control. Results in any period could be affected by changes in market demand, competitive market conditions, market acceptance of new or existing products, fluctuations in foreign exchange rates, the cost and availability of components, the Company's ability to manufacture and ship products, the mix of the Company's customer base and sales channels, the mix of products sold, the Company's ability to expand its sales and marketing organization effectively, the Company's ability to attract and retain key technical and managerial employees and general economic conditions. Due to the foregoing factors, the Company's operating results in one or more future periods are expected to be subject to significant fluctuations. In the event such fluctuations result in the Company's financial performance being below the expectations of public market analysts and investors, the price of the Company's Common Stock would likely decline, perhaps substantially.

LIQUIDITY AND CAPITAL RESOURCES

     Through the third quarter of 1997, the Company had satisfied its liquidity requirements through cash provided by Spectra-Physics AB and affiliates in the form of loans and advances. As of October 1, 1997, all outstanding loans and advances from Spectra-Physics AB and affiliates were converted to equity. At September 30, 1997, the Company had working capital of $29.5 million, including cash of $1.3 million, compared to working capital at December 31, 1996 of $27.5 million, including cash of $2.5 million, and working capital at December 31, 1995 of $30.3 million, including cash of $1.0 million.

     Cash provided by operating activities was $30.2 million in the nine months ended September 30, 1997 and $4.3 million in the year ended December 31, 1996. Cash used in operating activities was $1.3 million in the nine months ended September 30, 1996 and $2.6 million and $1.5 million in the years ended December 31, 1995 and 1994, respectively. Substantially all the net cash used in or provided by operating activities in the nine months ended September 30, 1997 and 1996, and the years ended December 31, 1996 and 1995, represented the net income
(loss) for the period adjusted for depreciation and amortization, increases in deferred tax assets and increases in accrued and other liabilities, particularly compensation for stock options, offset in the nine months ended September 30, 1996 by payments on accounts payable and in the years ended December 31, 1996 and 1995, by increases in accounts receivable. Substantially all the net cash used in operating activities in the year ended December 31, 1994 represented the net loss adjusted for depreciation and amortization and non-cash sales recorded in exchange for equipment.

     Cash used in investing activities, mostly purchases of property, plant and equipment, was $5.8 million and $3.6 million in the nine months ended September 30, 1997 and 1996, respectively, and $5.0 million, $8.1 million and $1.7 million in the years ended December 31, 1996, 1995 and 1994, respectively.

     Cash used in financing activities was $25.7 million in the nine months ended September 30, 1997. Cash provided by financing activities was $5.5 million, $2.1 million, $11.0 million and $3.1 million in the nine months ended September 30, 1996 and in the years ended December 31, 1996, 1995 and 1994, respectively. All of the cash provided by or used in financing activities represented loans and advances or payments on loans and advances from Spectra-Physics AB and affiliates.

     The above activities resulted in a decrease in cash of $1.2 million in the nine months ended September 30, 1997 and $0.2 million in the year ended December 31, 1994 and an increase in cash of $0.6 million in the nine months ended September 30, 1996 and $1.5 million and $0.3 million in the years ended December 31, 1996 and 1995, respectively.

     In October 1997, the Company entered into certain agreements with employees of its Opto Power subsidiary who hold stock options to purchase common stock of the subsidiary. Under the agreements, the option holders agreed to terminate the options in exchange for a combination of an initial cash payment and the Company's future obligation to pay cash or, upon completion of the offering, issue capital stock of the Company. Such initial cash payments totalled approximately $14.7 million and were funded by a capital contribution by Spectra-Physics AB and affiliates.

     In October 1997, the Company obtained a $10.0 million uncommitted, unsecured credit facility with a bank. Borrowings against this facility are guaranteed by an affiliate of Spectra-Physics AB. Upon the consummation of this offering, the guarantee will be removed and the Company expects that the amount of the facility will be increased to $20.0 million.

     The Company believes that the net proceeds from the sale of the Common Stock offered hereby together with cash flows from operations, existing cash balances and borrowings available under its credit facility will be sufficient to meet cash needs for at least the next twelve months.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share," and in March 1997 issued SFAS No. 129, "Disclosures of Information About Capital Structure," both of which are required to be adopted by the Company in the year ended December 31, 1998. These statements specify the computation, presentation and disclosure requirements for earnings per share and the capital structure of a company.

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 130 establishes the requirements for disclosure of comprehensive income. Comprehensive income generally represents all changes in stockholders' equity except those resulting from investments or contributions from stockholders. SFAS No. 130 is effective for the Company in 1998. SFAS No. 131 requires publicly-held companies to report financial and other information about key sales-producing segments of the entity for which such information is available and utilized by the chief operating decision maker. Specific information to be reported for individual segments includes profit and loss, certain sales and expense items and total assets. A reconciliation of segment financial information to amounts reported in the financial statements would be provided. SFAS No. 131 is effective for the Company in 1998.

     The Company has determined that the impact of adopting each of the recently issued accounting standards will not be material to its financial position or results of operations.

                                    BUSINESS

     The Company is a leader in the design, development, manufacture and distribution of lasers and laser systems for a broad range of markets. The Company has been a pioneer in the laser industry and has developed a proprietary and patented portfolio of laser, optic and related manufacturing technologies. The Company offers two broad product lines: high power semiconductor-based lasers and laser-based systems and conventional lasers and laser-related products. The Company's high power semiconductor-based products range from semiconductor lasers, the basic engine, through semiconductor laser pumped lasers to end user systems. Through technological innovation, the Company is leading the transition to high power semiconductor-based lasers from conventional lasers such as gas, liquid and lamp pumped lasers. The Company has been at the forefront of high power semiconductor-based laser technology for the last 14 years and is leveraging its technical strengths to develop high power semiconductor-based lasers, which are more efficient, reliable, cost-effective and compact than existing lasers. These lasers are enabling many new applications and replacing conventional lasers in existing applications in industrial, OEM and research and development markets. According to Strategies Unlimited, a market research firm, the use of high power semiconductor-based lasers is expected to increase approximately 30% to 40% annually over the next several years.

     The Company is also a leading supplier of conventional lasers and laser-related products to industrial and research and development customers. These lasers, while based upon older technology, have unique performance characteristics that make them the only current solution for certain demanding technical applications. According to Laser Focus World, the market for conventional lasers is expected to grow from $1.1 billion in 1996 to $1.3 billion in 1997. The Company's conventional products include ultrafast systems, amplifier systems, optical parametric oscillators, air and water cooled ion lasers, high energy flash lamp pumped YAG lasers, optics and optical systems. The Company's strong market position and technology leadership in these conventional laser applications enhances its opportunity to expand its high growth semiconductor-based laser business by generating funds, capitalizing on strong customer relationships and leveraging its technological expertise.

     The Company works closely with its customers to develop its products and is focused on providing innovative solutions to customer needs. To control critical aspects of product quality, significantly improve time-to-market, reduce costs and identify new applications, the Company has vertically integrated into strategic technologies. The Company sells its products to a wide range of customers for use in a variety of applications such as commercial printing, materials processing, medical, research and development, optical data storage and semiconductor manufacturing, inspection and repair. The Company's customers include 3D Systems, Becton Dickinson, DaiNippon Screen, Electro-Scientific Industries, Haemonetics, IBM, KLA/Tencor, Komag, Presstek, Rofin-Sinar, Seagate and Western Digital.

INDUSTRY BACKGROUND

     A laser uses energy from a power source to stimulate a particular type of material, which creates and emits photons (i.e., light). The light emitted by lasers is more intense and has higher purity than the light emitted by conventional light sources. These characteristics enable applications in several broad markets such as telecommunications, medical and semiconductor manufacturing. The principal factors that distinguish different types of lasers and determine the particular laser suitable for a specific application are wavelength (color) output power, repetition rate, cost and operating life.

     During the early years of laser development in the 1960s and 1970s, lasers were relatively expensive and large, and had low reliability and performance characteristics. Consequently, lasers were used primarily for scientific research and limited industrial applications where there were few alternatives to lasers. Since then, improvements in laser technology have resulted in lower cost, smaller, more reliable and more efficient lasers. As a result, the use of lasers for industrial and other commercial applications has increased significantly. Today, lasers are used in a wide range of applications and various markets including biotechnology, consumer electronics, industrial process control, materials processing, measurement, medical, printing, research and development, semiconductor manufacturing and telecommunications. According to Laser Focus World, the worldwide market for lasers grew from approximately $1.6 billion in 1993 to an estimated $3.3 billion in 1997, which represents a compound annual growth rate of 20%.

     Lasers can be generally classified into four basic types: gas, liquid, lamp pumped and semiconductor-based. A significant portion of the installed base of lasers is comprised of gas, liquid and lamp pumped lasers. The principal markets for these conventional lasers have been materials processing, medical and scientific applications. According to Laser Focus World, the market for conventional lasers was approximately $1.1 billion in 1996, and is expected to increase to approximately $1.3 billion in 1997. Despite continuous advances in technology, significant shortcomings still exist with most conventional lasers. Most gas lasers are large, expensive, inefficient and fragile, many liquid lasers use carcinogenic dyes and have limited performance ranges, and lamp pumped lasers are limited by their dependence on inefficient and unreliable incandescent lamps. These lasers, while based upon older technology, have unique performance characteristics that make them the only current solution for certain demanding technical applications.

     Semiconductor-based lasers are a relatively new and innovative technology. A semiconductor-based laser creates light from the flow of an electric current through a specially designed semiconductor device. Semiconductor-based lasers include both high and low powered devices as well as semiconductor laser pumped solid state lasers.

     The laser industry has been characterized by a high degree of technological innovation. Today, the laser industry is undergoing a fundamental technology transition to semiconductor-based lasers from conventional lasers. This transition is being driven by a number of advantages of semiconductor-based lasers including:

     - Lower Operating Cost. The annual costs for power and water to operate a 10 W SLPSS laser is less than 5% of the cost to operate a gas laser. For example, the annual cost in California for power and water to operate a 10 W SLPSS laser for 2,000 hours is $300, compared to more than $17,000 for a 10 W gas laser.

     - Smaller Size. Semiconductor-based lasers are much smaller than conventional lasers of comparable power. For example, a 10 W semiconductor-based laser is one-tenth the size of a 10 W gas laser, and semiconductor laser diodes can be as small as a grain of salt.

     - Higher Reliability. Semiconductor pumped solid state lasers have lifetimes exceeding 10,000 hours, compared to 500 hours for a lamp pumped laser.

     - Greater Efficiency. Semiconductor lasers convert electrical power to light much more efficiently, converting greater than 40% of input power compared to 0.02% for a gas laser.

As a result of the foregoing advantages, semiconductor-based lasers are replacing conventional laser technologies in existing applications as well as enabling many new applications.

     The semiconductor-based laser market generally can be divided into two categories: low power (less than 0.5 W), such as lasers used in CD players and laser printers, and high power (0.5 W or greater). To date, the greatest penetration of semiconductor-based lasers has been in applications that require low power. As high power semiconductor-based laser technology continues to advance, the use of high power semiconductor-based lasers is expected to increase approximately 30% to 40% annually over the next several years according to Strategies Unlimited, a market research firm.

     Customers for high power semiconductor-based lasers are seeking improved performance and reliability, reduced cost and a greater number of product offerings. Faced with these challenges and increasing time-to-market pressures, customers are increasingly relying upon third party technology providers for further innovations in lasers, optics and other related technologies. Meeting these requirements is extremely complex and requires significant expertise, breadth of technology and engineering resources and a substantial financial commitment.

STRATEGY

     The Company has been a leading supplier of lasers and laser systems for over 30 years and has been developing high power semiconductor-based lasers for the last 14 years. The Company has a significant proprietary and patented portfolio of lasers, optics and other related laser and manufacturing technologies. As a result, the Company believes that it is uniquely positioned to capitalize on the significant market opportunities for high power semiconductor-based lasers and end-user systems. Key elements of the Company's strategy include the following:

     Capitalize on Leadership in Semiconductor-based Laser Technology. To enhance its leadership position, the Company is continuing to focus substantial resources on semiconductor-based laser technology, enabling the Company to continue developing new products for existing and emerging markets. For example, the Company recently commenced shipments of the world's highest power single emitter semiconductor laser and the world's highest power commercially available semiconductor laser bar. The Company also recently began shipping a 40 kHz, 355 nm UV laser for the stereolithography market.

     Develop New Applications and Markets. The Company leverages its technology and close working relationships with its key customers to develop innovative solutions to complex customer requirements. In response to specific customer needs, the Company has developed systems incorporating laser technology in applications such as hard disk texturing and floptical disk manufacturing, and is working with customers to develop systems incorporating laser technology in enhanced magnetic resonance imaging, fiber laser pumping, diamond machining and PC board drilling.

     Introduce Systems Products. The Company's expertise in semiconductor-based laser and optics technology has enabled it to successfully introduce and market systems products in the disk drive industry. The Company's LZT-500 and LZT-1000 systems, which the Company commenced shipping in April 1997, use a Spectra-Physics SLPSS laser and optical beam train together with custom hardware and software to laser zone texture hard disks. Laser disk texturing systems enable an increase in the storage capacity of a hard disk. The Company is focused on developing other laser data storage systems based on its laser and optics technology.

     Continue Supporting Conventional Laser Technology. The Company intends to maintain a leadership position in the supply of conventional laser systems through continued targeted research and development investments. The Company also intends to seek new applications for certain conventional technologies such as the application of ultra-fast technology to inspect and test semiconductor wafers.

     Leverage Benefits of Vertical Integration. The Company has vertically integrated into strategic laser technologies, components and manufacturing processes such as optics and semiconductor wafers, and expects to continue such strategic vertical integration in the future. This vertical integration enables the Company to control the quality of strategic components, significantly improve time-to-market for new products and technologies and more easily identify new applications.

MARKETS

     The Company produces a broad range of lasers, laser systems, optics, optical systems and end user systems for the industrial, OEM and research and development markets. The primary applications for the Company's products in these markets are as follows:

          - Printing/Graphics. Historically, the commercial printing market has used silver halide-based film. In recent years, the commercial printing industry has increasingly shifted to thermal-based materials which require high power semiconductor-based lasers in the film exposure process. The Company believes that the incremental use of thermal-based materials for commercial printing will increase the demand for high power semiconductor-based lasers. The Company's high power semiconductor-based lasers are being used in conjunction with thermal-based film development by a number of major film suppliers.

          - Materials Processing. Materials processing encompasses a wide range of industrial processes that require the delivery of precisely controlled heat or light. Major segments of this market include:

             Hard Disk Texturing. In hard disk drive manufacturing, disks must be roughened or "textured" to prevent the head from fusing to the smooth surface of the disk causing the hard drive to "crash." Traditional texturing involves the mechanical application of a diamond paste to the entire disk surface. Laser-based texturing -- in which a laser is used to create tiny bumps on the disk surface -- is rapidly replacing mechanical texturing. A laser produces faster, cleaner, less wasteful and more consistent texturing over a smaller area of the disk, enabling more of the disk to be used for storage and in most cases doubling the disk's storage capacity.

             Stereolithography. Stereolithography is the computer generation of three-dimensional objects from CAD/CAM system input which typically is used for producing models, manufacturing prototypes, masters and patterns. Stereolithography involves exposing a proprietary photopolymer with ultraviolet light which "cures" the polymer creating a solid model in hours. Traditional hand crafting or machining methods can take weeks or even months to achieve the same result. Because of the advantages of SLPSS lasers, they have replaced conventional lasers in stereolithography applications requiring high power. The Company recently commenced shipments of a 40 kHz, 355 nm UV laser for the stereolithography market.

             Semiconductor Manufacturing, Inspection and Repair. Lasers are used to adjust the electrical characteristics of resistors, to inspect semiconductor wafers for defects and to repair semiconductor devices such as DRAMs and SRAMs. Because of their high reliability and ease of use, SLPSS lasers are widely used in these applications.

             Marking. Marking applications include plastics marking (e.g., marking the keys on a computer keyboard) and the marking of finished electronic components (e.g., marking very small semiconductor packages in final stages of semiconductor manufacturing). SLPSS lasers are replacing conventional flash lamp pumped YAG lasers in these and other direct-write marking applications where the performance characteristics of SLPSS lasers are required.

          - Research and Development. Research and development has historically been a major market for conventional laser technology, such as water cooled gas lasers, high energy flash lamp pumped YAG lasers and ultrafast systems with an installed base of tens of thousands of lasers. As new SLPSS lasers that can replicate the performance of conventional lasers are developed, they are rapidly replacing conventional lasers in this market. For example, in 1996 the Company commenced shipments of a 5 W CW green SLPSS laser called the Millennia to research and development customers. To date, over 350 Millennia lasers have been sold, many of which are being used by research and development customers to replace their existing water cooled ion lasers. Current applications for SLPSS lasers in the research and development market include pump lasers for ultrafast systems, confocal microscopy systems and seed lasers in amplifier systems.

          - Medical. Semiconductor-based lasers are increasingly used in therapeutic, surgical, dental and diagnostic medical applications. Therapeutic applications include a variety of skin treatments, such as hair removal, and thermal treatments using endoscopic delivery to internal organs such as the prostate. Surgical applications are expanding rapidly and now include general purpose endoscopic contact and non-contact surgical tools. Several diagnostic techniques, including magnetic resonance imaging, also employ semiconductor lasers. In this market, the Company provides semiconductor-based lasers to medical device OEMs.

          - Other. Part of the Company's strategy is to continue to identify applications for its technology in other markets. For example, the Company is working with Lucent Technologies to develop fiber lasers for the telecommunications market. Recently, the two companies announced that a fiber laser jointly developed by them achieved record output power levels. The Company's SLPSS lasers are also used for PC board drilling and flat-panel display repair. Additionally, the Company manufactures and sells conventional lasers for use in light shows and other entertainment market applications.

PRODUCTS

     The Company produces a broad range of lasers, laser systems, optics, optical systems and end user systems. The Company's semiconductor-based laser products include HPSLs, SLPSS lasers and other SLPSS-based systems. Conventional products include gas lasers, flash lamp pumped YAG lasers, OPOs, amplifiers, accessories, optics and optical systems, and related services.

     The following chart illustrates the Company's principal products and their applications.

                                                                          PRODUCT
                                                        -------------------------------------------
                  LASER APPLICATION                     HPSL     SLPSS     SYSTEMS     CONVENTIONAL
-----------------------------------------------------   ----     -----     -------     ------------
PRINTING/GRAPHICS....................................     M        M                         M
MATERIALS PROCESSING
  -- Hard Disk Texturing.............................              M          M
  -- Stereolithography...............................              M                         M
  -- Semiconductor and Micromachining................     M        M                         M
  -- Marking.........................................     M        M                         M
RESEARCH AND DEVELOPMENT.............................     M        M          M              M
MEDICAL..............................................     M        M                         M
OTHER
  -- Telecommunications..............................     M        M
  -- Entertainment...................................     M        M                         M

     High Power Semiconductor Lasers. HPSLs are extremely efficient converters of electrical power to light and are also highly efficient in focusing generated light into small spots. While many applications require small spots of very intense heat, many others, such as pumping crystals and illumination, depend on the semiconductor laser's ability to create large amounts of nearly monochromatic photons. These lasers are compact, enabling more cost effective solutions to a large number of problems. Because the light from semiconductor-based lasers is emitted in a pattern very different from other lasers (more like a fan of light rather than a "beam"), the Company has developed technology to couple the light into an optical fiber to enhance the "beam" quality or more conveniently deliver the light to the desired location.

     The Company manufactures a range of HPSL products with wavelengths from 785 nm to 980 nm and output powers from less than one Watt to two dimensional arrays which produce hundreds of Watts. These products are available in various forms, from bare diodes on heat sinks, to fiber-coupled single emitters and bars, to two dimensional arrays, to fully integrated modules and microprocessor-controlled units containing power supplies and active coolers.

     Semiconductor Laser Pumped Solid State Lasers. SLPSS lasers use semiconductor lasers to pump a crystal to produce laser beams with special characteristics in terms of mode quality, power stability, optical noise, monochromaticity or energy storage. Like HPSLs, SLPSS lasers are smaller, more efficient, more reliable and less costly to operate than the conventional laser technologies they are replacing.

     The Company produces SLPSS lasers to satisfy a broad range of customer requirements. Depending on customer needs, an SLPSS laser can combine various features including a modular power supply and laser head designs, various crystals, fiber coupling, and different repetition rates, pulse widths and wavelengths. The Company's SLPSS lasers contain several design features that distinguish them from competing products. Examples of such features include: air cooled laser heads that do not require a separate water supply; semiconductor lasers in the power supply rather than in the head which allow the lasers to be replaced in the field without disturbing system alignment; and lasers designed with significant overhead which increases reliability and product life. The Company has also developed a complete line of intelligent power supplies to satisfy demanding customer requirements. All of these power supplies support remote mounting of the fiber-coupled HPSL to enhance field serviceability.

     Laser Disk Texturing Products. The Company's laser disk texturing products offer significant advantages over conventional mechanical processing. The Company's LZT-1000 has two main components: a laser texturing component, in which a semiconductor-based laser creates tiny bumps on the surface of the disks, and a material handling component, in which a robot inserts and removes the disks from the laser texturing fixture. The Company's LZT-500 includes only the laser texturing component which enables the customer to integrate the laser texturing system into its own proprietary material handling process. Both of the Company's laser disk texturing systems can process up to 300 disks per hour.

     Conventional Products. The Company is a leading supplier of conventional lasers to industrial and research and development customers. These lasers, while based upon older technology, have unique performance characteristics that make them the only current solution for certain demanding technical applications. According to Laser Focus World, the market for conventional lasers is expected to grow from $1.1 billion to $1.3 billion in 1997. The Company's strong market position and technology leadership in these conventional laser applications enhances its opportunity to expand its high growth semiconductor-based laser business by generating funds, capitalizing on strong customer relationships and leveraging its technological expertise. The Company manufactures and sells a broad range of conventional laser products including:

     - Air-cooled gas lasers ranging from 5 to 75 mW (9 models)

     - Water-cooled gas lasers ranging from 4 to 30 W (7 models)

     - Flash lamp pumped YAG lasers ranging from 500 mJ to 3 J as well as 4 harmonic wavelengths (11 models)

     - Ultrafast lasers with pulse widths as low as 50 femtoseconds (5 models)

     - OPOs covering wavelengths from 220 nm to 2600 nm (4 basic models with numerous options)

     - Amplifiers covering a wide range of powers, wavelengths, pulse widths and repetition rates (2 basic models with numerous options)

     - Optics and optical systems with super-smooth surfaces (1 angstrom or less), damage thresholds of up to 1000 watts per square millimeter of continuous power and very low scatter optics

TECHNOLOGY

     General. The word "laser" is an acronym for "light amplification by stimulated emission of radiation." A laser consists of (i) an active lasing medium that gives off its own light (radiation) when excited; (ii) an optical resonator with a partially reflective output mirror at one end and a fully reflective rear mirror at the other that permits the light to bounce back and forth between the mirrors through the lasing medium; and (iii) an external energy source used to excite the lasing medium. The energy source can be light from special lamps, light from another laser, an electric current or a chemical reaction. The lasing medium can be a gas (such as helium and neon, argon or carbon dioxide), a liquid (such as an organic dye), a semiconductor material (such as aluminum gallium arsenide) or a crystal (such as ruby, YAG or titanium sapphire). A laser works by causing the energy source to excite (pump) the lasing medium, converting the energy from the source into an emission consisting of particles of light (photons). These photons stimulate the release of more photons as they are reflected back and forth between the two mirrors that make up the laser's resonator. The resulting build-up in the number of photons is emitted in the form of a laser beam through the output port or "window" created by the partially reflective mirror. By changing the energy and the lasing medium, different wavelengths and types of laser light can be produced. Heat generated by the excitation of the lasing medium is dissipated through a cooling mechanism, which varies according to the type of laser technology; lasers can be cooled by water, air or, in the case of semiconductor-based lasers, heat sinks attached to the semiconductor lasers.

     Laser light has three fundamental properties that distinguish it from conventional "spontaneous emission" light sources: monochromaticity, directionality and coherence. Monochromaticity refers to the purity of color or spectral bandwidth of emitted light; directionality describes the degree of collimation or parallelism of the light rays; and coherence refers to the phase relationship of the light waves as they are propagated. Laser light features each of these properties to a high degree, and laser design revolves around modulating and combining the three properties to serve the requirements of specific applications. For example, monochromatic laser light can be used to probe the structure of atoms, control complex chemical reactions or produce realistic three dimensional holograms. Highly directional and coherent laser light can be focused to much smaller spot sizes than any ordinary light source which enables a wide range of applications including printing, marking and inspection and measurement. Lasers can be continuous wave, pulsed or modelocked with varying repetition rates; they can have different bandwidths (more or less monochromatic) and different line widths; and they come in different powers from microJoules to thousands of Watts. Different laser designs result in various output characteristics in terms of power, pulse width, repetition rate and wavelength depending on the needs of the application.

     Spectra-Physics Technology. Formed in 1961 as the first commercial laser company, the Company has a long history of introducing innovative technologies and laser products. Some of the innovative laser products successfully introduced by the Company include: commercial argon gas lasers (1964), high power helium neon lasers (1976), sealed cavity air cooled gas lasers (1981), HPSLs (1983), fiber-coupled SLPSS lasers (1986), titanium-sapphire ultrafast lasers (1990), FC bar semiconductor technology (1992), high power CW SLPSS green lasers (1996) and the highest power (40 W) commercially available HPSLs (1997).

     Recent examples of the Company's technological leadership in semiconductor-based lasers and systems include its discovery of QMAD, a patented technique for shortening the fundamental output wavelength from an SLPSS laser that enables the Company to produce green lasers with powers up to 12 W. The high efficiency QMAD technique has also enabled the Company to produce green SLPSS lasers with lower powers for price sensitive OEM markets. The Company also recently developed and commercialized high power semiconductor bars that produce over 40 W of power -- twice as much as was commercially available previously. In addition, the Company recently developed and commercialized a 40 kHz, 355 nm UV SLPSS laser producing more than 300 mW of power. These new SLPSS lasers are displacing large frame gas lasers in the stereolithography market.

     The Company is also a technology leader in laser disk texturing systems. The Company's disk texturing systems incorporate diffraction limited optics capable of producing bumps less than 4 mm in diameter, an autofocus servo for maintaining long term consistency of P2 nm in bump height and have the highest throughput per dollar of system cost and the lowest cost per square foot of clean room space.

     The Company also has state-of-the-art technology in its conventional products. For example, the Company's Tsunami offers the highest power, broadest tunability and widest pulse width coverage of any commercial ultrafast system. The Company has also recently introduced a new series of flash lamp pumped YAG lasers, the PRO, which has the highest beam pointing and energy stability of any commercial YAG laser system.

SALES AND MARKETING

     The Company's sales and service strategy is to have one primary channel to the customer on a worldwide basis. This is accomplished through a separate distribution organization responsible for selling and servicing products directly in several countries and through over 30 independent distributors in the rest of the world. Today, the Company has direct sales units in North America, Japan, Germany, France, the Netherlands and the United Kingdom. The Company began establishing international direct sales offices in the mid-1970s. Distributors are managed by the Company's export unit which is based in Mountain View, California and has an office in Darmstadt, Germany.

     The Company's direct sales units employ approximately 130 people performing sales, service engineering, customer support and administrative functions. They are responsible for the complete order fulfillment cycle, from quotation through order placement to delivery. The sales organization is also responsible for bringing the appropriate marketing and technical resources to bear on a customer's requirements and ensuring the customer receives high-quality support.

     The Company's sales strategy also involves establishing long-term relationships with its customers. For industrial and OEM customers, this relationship starts at the early design-in of the Company's lasers and laser systems into customer applications. The Company supports its customers with on-site field service, technical service engineers and training programs and telephone support from its direct sales units. Each sales unit maintains an inventory of critical components and certain replacement systems and sub-systems to help minimize customer downtime. The Company in general warrants its products for twelve to twenty-four months depending on the product line. Certain manufacturing intensive industries such as the hard disk manufacturing industry require high levels of support to minimize costly downtime. The Company provides direct service to its hard disk drive customers which are principally located in California, Japan, Taiwan and Southeast Asia.

     The Company's marketing activities include: analyzing and understanding future product requirements of the Company's target markets and translating those requirements into product specifications and cost targets by working closely with customers and key technologists in industry and academia; providing applications engineering support as part of the sales process to industrial and OEM customers; and product promotion, which includes participating in trade shows and conferences and advertising through trade journals, new product announcements and direct mailings.

     Backlog consists of written purchase orders for products which are scheduled to be shipped within the following twelve months. As of September 30, 1997, the Company's backlog was approximately $59.8 million, compared with approximately $41.1 million at September 30, 1996. Orders in backlog are firm, but are subject to cancellation or rescheduling by the customer without penalty. Because of the possible changes in product delivery schedules and cancellation of product orders and because the Company's sales will often not reflect orders shipped in the same quarter that they are booked, the Company's backlog at any particular date is not necessarily indicative of actual sales for any succeeding period.

CUSTOMERS

     Through its global distribution and service network the Company provides a range of laser solutions to its major markets. The Company's major customers include: 3D Systems, Becton Dickinson, DaiNippon Screen, Electro-Scientific Industries, Haemonetics, IBM, KLA/Tencor, Komag, Presstek, Rofin-Sinar, Seagate and Western Digital. During 1996 and the first nine months of fiscal 1997, 55% and 62% of the Company's sales were in North America and export, 22% and 18% were in Europe and 23% and 20% were in Japan, respectively. No single customer accounted for more than 10% of the Company's sales for 1996 or for the nine-month period ended September 30, 1997.

RESEARCH AND DEVELOPMENT

     The Company's research and development activities are divided into two main areas: advanced research in selected fields such as optics fabrication and coating, HPSLs and SLPSS lasers; and product engineering which focuses on designing and developing products for known, quantified markets with clearly defined performance goals and cost targets. The primary focus of these research and development efforts is high power semiconductor-based lasers and laser systems. The Company often develops new products at the customer's design-in stage in order to maximize the functionality of the product for the customer. The Company's products are designed for manufacturability and serviceability. In addition, high parts commonality is a goal that has been achieved on a number of product lines through the use of common power supplies and laser head platforms.

     In 1994, 1995 and 1996 and the nine months ended September 30, 1997, the Company expended approximately $7.8 million, $7.9 million, $12.0 million and $10.9 million, respectively, on internally funded research and development. In 1996 and 1997, such expenditures included significant investments in the development of the Company's laser disk texturing system. The Company expects to continue to spend substantial amounts on research and development activities. The Company's ability to successfully compete will be substantially dependent on its ability to design, develop and introduce new products on a timely basis.

     As of September 30, 1997, the Company had approximately 107 employees engaged in advanced research and product development and engineering, of whom approximately 67 are professional engineers or have master's or doctor's degrees (including 22 Ph.D.s) The Company's research and development activities are carried out in Mountain View, California for SLPSS lasers, optical coatings, laser disk texturing and conventional products, in Oroville, California for optical systems and optics fabrication and in Tucson, Arizona for HPSLs. The Company maintains close working relationships with several leading industrial, government and university research laboratories around the world. Such relationships include funding of third party research, joint development programs and licensing of patents developed by such organizations. The Company also participates in certain U.S. government funded programs such as Technology Reinvestment Program (TRP), when the programs' objectives are consistent with the Company's technology road map.

MANUFACTURING OPERATIONS

     The Company's manufacturing activities include semiconductor laser manufacturing, plasma tube manufacturing, optics fabrication and coating, fine mechanics manufacturing and assembly integration and test. One of the Company's core business philosophies is to concentrate its manufacturing efforts on strategic activities and to outsource production of other components. This philosophy forms the basis for the Company's vertical integration into semiconductor wafer fabrication, semiconductor lasers, optics fabrication and coating and very fine mechanical parts. The Company believes each of these operations is essential to the rapid development of new products and to maintaining a high level of product quality.

     The Company focuses substantial efforts on maintaining and enhancing the efficiency and quality of its manufacturing operations. The Company uses kanban, just-in-time and product flow line techniques to reduce manufacturing cycle times and inventory levels and to enable it to offer on-time delivery and high quality products to its customers.

     The Company has manufacturing operations in Mountain View and Oroville, California and Tucson, Arizona. The Company's four manufacturing operations in Mountain View include research optics manufacturing, plasma tube manufacturing, laser manufacturing and laser disk texturing manufacturing. The Company's manufacturing operations in Tucson include semiconductor laser manufacturing and integrated unit assembly. The Company has manufacturing operations in Oroville that include optics fabrication and coating, optical system manufacturing and metal component fabrication. The Company's principal manufacturing operations are:

          - Semiconductor Laser Manufacturing. The Company's semiconductor laser manufacturing operation is vertically integrated and has capabilities in wafer fabrication, wafer processing, bar processing, device packaging, test and burn-in and fiber-coupling. The Company believes it has the world's largest capacity for the production of high power semiconductor-based laser wafers based on the operation of three large scale epitaxial deposition units, two of which are capable of handling 30 two inch diameter wafers and one of which handles 15 two inch diameter wafers.

          - Plasma Tube Manufacturing. The Company makes three types of plasma tubes: glass, metal beryllium oxide and metal ceramic. These tubes are used as the photon source for its gas lasers.

          - Optics Fabrication and Coating. The Company fabricates and coats most of the optics used in its lasers. These operations are conducted in a state-of-the-art facility constructed to Class 10,000 clean room standards with portions of the building maintained at either Class 1000 or Class 100 levels as required.

          - Fine Mechanics Manufacturing. The fine mechanics operation primarily produces aluminum and stainless steel components with relatively high feature content and surface finish requirements for use in the Company's laser and optical systems.

          - Research Optics Manufacturing. The Company's film coating facility is designed for the development of new coating technology and the production of very large optics up to three feet in diameter.

          - Assembly, Integration and Test. As part of the manufacturing process, the Company assembles, integrates and tests its systems, including laser, laser disk texturing, optical and power supply systems.

ENVIRONMENTAL MATTERS

     The Company's facilities and operations are subject to a wide variety of Environmental Laws and Employee Safety Laws. Further, compliance with Environmental Laws also may require the acquisition of permits or other authorizations for certain activities and compliance with various standards or procedural requirements. Although the Company believes that its operations are in compliance in all material respects with current requirements under Environmental Laws and Employee Safety Laws, the nature of the Company's operations exposes it to the risk of liabilities or claims with respect to such matters.

     Certain of these Environmental Laws, including Superfund Laws, hold owners or operators of land or businesses liable for their own and for previous owners' or operators' releases of Hazardous Substances. Such Superfund Laws also provide for responses to and liability for releases of certain Hazardous Substances into the environment. The nature of the Company's operations and the long history of industrial uses at some of its current or former facilities expose the Company to risk of liabilities or claims under Superfund Laws. The Company has received three notifications from state or federal environmental regulatory agencies stating that the Company may be potentially responsible under Superfund Laws for the release of Hazardous Substances generated by its former operations at three locations. The Company responded to the inquiries by asserting that it was not responsible for response activities at any of these sites. Since the Company provided its responses, the environmental regulatory agencies have not pursued the Company as a potentially responsible party at two of the sites and the Company received a letter from the environmental agency stating that it does not consider the Company as a potentially responsible party at this time at the third site.

     Since 1984, the Company's facilities in Mountain View, California ("Mountain View Site") have been undergoing investigation and remediation in response to past releases of industrial solvents to the soil and groundwater. In addition, the impacted groundwater has migrated to what is referred to as the North Bayshore Area. As a result of these past releases, the Mountain View Site and other neighboring sites are listed on the NPL or the Superfund List under CERCLA. The Company is subject to Orders that require the Company to perform remediation on- and off-site and investigate other potentially responsible parties. Pursuant to the Orders and other orders issued to other responsible parties, the Company and other responsible parties are jointly performing and funding remediation which includes soil treatment and on-site and off-site groundwater extraction, treatment and monitoring. All of the required soil and groundwater remediation and monitoring systems currently required by the Order are in place, and consequently the initial capital expenses for such systems have been incurred. In October 1997, the Company was served with a complaint that had been filed in the Superior Court of the State of California seeking an unspecified amount of damages for personal injuries and property damage incurred by residents of a single location alleged to have resulted from the Company's and others' negligent and/or intentional handling of toxic chemicals (Rosario Balcita et al. v. Teledyne Semiconductor, Spectra-Physics Lasers, et al.). While the Company believes it has meritorious defenses to the claims asserted in this lawsuit and intends to vigorously defend itself in this case, the amount of loss, if any, that may result upon resolution of this complaint is not currently estimable nor have any amounts been accrued in the financial statements. Accordingly, there can be no assurance that the complaint will be resolved without adverse impact to the Company's financial position or results of operations. There can be no assurances that other parties will not come forward and claim personal injury or property damage.

     Based on the Company's experience to date, the Company believes that the future cost of compliance with existing Environmental Laws (or liability for known environmental liabilities or claims) and Employee Safety Laws should not have a material adverse effect on the Company's business, operating results and financial condition. However, future events, such as changes in existing laws and regulations or their interpretation, or the discovery of heretofore unknown contamination, may give rise to additional compliance costs or liabilities that could have a material adverse effect on the Company's business, operating results and financial condition. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of regulatory agencies or stricter or different interpretations of existing laws, may require additional expenditures by the Company that may be material.

INTELLECTUAL PROPERTY

     The Company has over 150 active patents and over 65 additional patent applications pending. The Company also has a royalty-free license to all of SDL's patents applied for or issued prior to June 25, 1993.

     The Company's future success and competitive position is dependent upon its proprietary technology, and the Company relies on patent, trade secret, trademark and copyright law to protect its intellectual property. There can be no assurance that any of the patents owned or licensed by the Company will not be invalidated, circumvented, challenged or licensed to others, that the rights granted thereunder will provide competitive advantages to the Company or that any of the Company's pending or future patent applications will be issued within the scope of the claims sought by the Company, if at all. Furthermore, there can be no assurance that others will not develop technologies that are similar or superior to the Company's technology, duplicate the Company's technology or design around the patents owned by the Company. In addition, effective copyright, patent and trade secret protection may be unavailable, limited or not applied for in certain foreign countries. Certain of the Company's technology is licensed on a non-exclusive basis from third parties which may license such technology to others, including competitors of the Company. There can be no assurance that the steps taken by the Company to protect its technology will prevent misappropriation of such technology.

     The laser and optics industry is characterized by frequent litigation regarding patent and other intellectual property rights. Litigation has been necessary and may be necessary in the future to enforce the Company's patents and other intellectual property rights, to protect the Company's trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Such litigation has in the past resulted in substantial costs and diversion of resources and any future actions could have a material adverse effect on the Company's business, operating results and financial condition. From time to time the Company has received and expects in the future to receive notices of claims of infringement of other parties' proprietary rights. There can be no assurance that infringement claims (or claims for indemnification resulting from infringement claims) will not be asserted against the Company or will not result in an injunction against the sale of allegedly infringing products or otherwise materially adversely affect the Company's business, operating results and financial condition. The Company actively seeks to patent its inventions. The Company frequently reviews its inventions and attempts to determine which ones will provide substantial differentiation between the Company's products and those of competitors. In certain cases, the Company may also choose to keep an invention or a process a trade secret. Trade secrets are routinely employed in the Company's semiconductor laser, optics and plasma tube manufacturing operations. The Company generally enters into non-disclosure agreements with its employees and consultants to protect its proprietary technology.

COMPETITION

     The Company's various markets are highly competitive. The Company's overall competitive position depends on a number of factors including the price, quality and performance of its products, the level of customer service, the development of new technology and the Company's ability to participate in emerging markets. The Company faces competition from three primary sources: current direct competitors, potential competitors and suppliers of new technologies. The Company offers a range of components, subsystems, products and systems and has a number of competitors worldwide in various segments of its markets. In its HPSL markets, direct competitors include SDL, Inc., Siemens and Thompson-CSF. In its SLPSS laser markets, major competitors include Coherent, Inc. and Lightwave Electronics Inc. In the laser disk texturing market, the Company's major competitor is IBM Corporation. In its other product markets, the Company's major competitors include Coherent, Inc., Continuum (a division of Hoya) and Uniphase Corporation. None of the Company's competitors competes in all of the product areas and industries currently served by the Company. However, as existing or new markets continue to grow, the Company expects that new competitors will emerge and present competitors will seek to increase their market share.

     New technologies may emerge to compete with the Company's products. For example, Polaroid has recently developed a fiber laser working in conjunction with SDL. This technology, which is also being developed by the Company, will compete in some markets with SLPSS lasers. In most of the Company's product lines, both the Company and its competitors are working to develop new technologies, or improvements and modifications to existing technologies, which will render present products obsolete. There can be no assurance that the Company's development efforts will be successful. In addition, there can be no assurance that markets will develop for any such future products, or that any such products will be competitive with other technologies or products that may be developed by others. Some of the Company's competitors have significantly greater financial, technical, manufacturing, marketing, sales and other resources than the Company. In addition, some of these competitors may be able to respond more quickly to new or emerging technologies, evolving industry trends and changes in customer requirements and to devote greater resources to the development, promotion and sale of their products than the Company. There can be no assurance that the Company's current or potential competitors will not develop or acquire products comparable or superior to those developed by the Company, combine or merge to form larger, more significant competitors, or adapt more quickly than the Company to new technologies, evolving industry trends and changing customer requirements. Increased competition has resulted and is expected in the future to result in price reductions, reduced margins or loss of market share, any of which could materially and adversely affect the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by the Company will not have a material adverse effect on its business, operating results and financial condition. The Company expects that both direct and indirect competition will increase in the future. Additional competition could adversely affect the Company's business, operating results and financial condition through price reductions or loss of market share. See "Risk Factors -- Competition."

EMPLOYEES

     At September 30, 1997, the Company had 768 full time employees, including 107 in research, development and engineering, 146 in sales, service and marketing, 431 in operations and 84 in general management, administration and finance. The Company intends to hire additional personnel in each of these areas. The Company also had approximately 80 temporary workers and consultants at September 30, 1997. The Company's future success will depend in part on its ability to attract, train, retain and motivate highly qualified employees, who are in great demand. There can be no assurance that the Company will be successful in attracting and retaining such personnel. The Company's employees are not represented by any collective bargaining organization, and the Company has never experienced a general work stoppage, slowdown or strike. The Company considers its employee relations to be good.

FACILITIES

     The Company conducts its business from office and manufacturing facilities at six locations in Mountain View, California, two facilities in Oroville, California and one facility in Tucson, Arizona. In the aggregate, the Company occupies approximately 46,100 square feet of owned space and 129,500 square feet of leased space in Mountain View, 51,350 square feet of leased space in Oroville and 29,300 square feet of owned space in Tucson. The Company's lease agreements have expiration dates ranging from 1998 to 2006. The Company leases sales and service offices in Tokyo and Osaka, Japan, Darmstadt, Germany, Z.A. de Courtaboeuf, France, Eindhoven, the Netherlands and Hemel Hempstead, Great Britain.

     The Company is planning a 10,000 square foot expansion of its facilities in Oroville, which is scheduled for completion in the first half of 1998. Additionally, a 48,000 square foot addition to the Tucson facility is currently being planned and is scheduled for completion by the end of 1998. The Company believes that its existing facilities and these expansions will be adequate for the Company to meet its needs for the next 12 months. The Company believes that suitable additional or alternative space will be available, if necessary, in the future on commercially reasonable terms.

                                   MANAGEMENT

DIRECTORS AND CERTAIN OFFICERS AND KEY EMPLOYEES

     The following table sets forth certain information concerning the directors and certain officers and key employees of the Company as of the date of this Prospectus.

          NAME             AGE                              POSITION
-------------------------  ---     ----------------------------------------------------------
Patrick L. Edsell........  49      Chairman, President and Chief Executive Officer of
                                   Spectra-Physics Lasers, Inc.
Leif A. Alexandersson....  44      Vice President, Distribution of Spectra-Physics Lasers,
                                   Inc.
George M. Balogh.........  46      Vice President and General Manager, Commercial Systems
                                   Group of Spectra-Physics Lasers, Inc.
Charles E. Chandler......  44      Vice President and General Manager, OEM Business Unit of
                                   Spectra-Physics Lasers, Inc.
Ken E. Johnson...........  38      Vice President, Human Resources of Spectra-Physics Lasers,
                                   Inc.
Thomas J. Scannell.......  46      Vice President, Finance of Spectra-Physics Lasers, Inc.
Shinan S. Sheng..........  47      Vice President and General Manager, Industrial and
                                   Scientific Lasers Business Unit of Spectra-Physics Lasers,
                                   Inc.
Mark S. Sobey............  37      President of Spectra-Physics Laser Data Systems, Inc.
John M. Tracy............  54      President of Opto Power Corporation
Lawrence C. Karlson......  54      Director
Lennart F. Rappe.........  53      Director
Lars Spongberg...........  52      Director

     Patrick L. Edsell has been Chairman, Chief Executive Officer and President of Spectra-Physics Lasers, Inc. since the Reorganization. Prior to the Reorganization, he served as the President of the Lasers and Optics Group since September 1990. From October 1986 until September 1990, Mr. Edsell was Vice President, Finance and Chief Financial Officer of Spectra-Physics AB and its predecessor Pharos AB.

     Leif A. Alexandersson has been Vice President, Distribution of Spectra-Physics Lasers, Inc. since the Reorganization. Prior to the Reorganization, Mr. Alexandersson served as the Vice President, Distribution of the Lasers and Optics Group since March 1993. He joined the Lasers and Optics Group in March 1992 as the Vice President for European Distribution. Mr. Alexandersson was President of Geotronics of North America, a construction instruments company and an affiliate of Spectra-Physics AB, from 1988 to 1992.

     George M. Balogh has been Vice President and General Manager of the Commercial Systems Group of Spectra-Physics Lasers, Inc. since the Reorganization. Prior to the Reorganization, Mr. Balogh served as Vice President and General Manager of the Commercial Systems Group for the Lasers and Optics Group since June 1991. He joined the Lasers and Optics Group in 1988 as Operations Manager.

     Charles E. Chandler has been the Vice President and General Manager of the OEM Business Unit of Spectra-Physics Lasers, Inc. since the Reorganization. Prior to the Reorganization, Mr. Chandler served as the Vice President and General Manager of the OEM Business Unit for the Lasers and Optics Group since January 1996. He joined the Lasers and Optics Group in July 1988 as Manufacturing Manager and served as OEM Engineering Manager for the three years prior to October 1995.

     Ken E. Johnson has been the Vice President, Human Resources for Spectra-Physics Lasers, Inc. since the Reorganization. Prior to the Reorganization, he served as the Vice President, Human Resources of the Lasers and Optics Group since October 1995. He joined the Lasers and Optics Group in July 1989 and served as Senior Human Resources Representative, Manager, Compensation and Benefits and Human Resources Manager prior to 1995.

     Thomas J. Scannell has been the Vice President, Finance of Spectra-Physics Lasers, Inc. since the Reorganization. Prior to the Reorganization, Mr. Scannell served as the Vice President, Finance of the Lasers and Optics Group since July 1996. From 1990 to 1996, he was a Division Controller and Assistant Corporate Controller at Raychem Inc., a materials science company.

     Shinan S. Sheng has been the Vice President and General Manager of the Industrial and Scientific Lasers Business Unit of Spectra-Physics Lasers, Inc. since the Reorganization. Prior to the Reorganization, Dr. Sheng served as the Vice President and General Manager of the Industrial and Scientific Lasers Business Unit of the Lasers and Optics Group since April 1995. He joined the Lasers and Optics Group in 1979 advancing from a laser physicist through a number of management positions to his current position.

     Mark S. Sobey is the President of Spectra-Physics Laser Data Systems, Inc., a subsidiary of the Company. Dr. Sobey has held this position since Laser Data was founded in January 1996. He joined the Laser and Optics Group in 1985 advancing from a salesman in the United Kingdom through several management positions to his current position.

     John M. Tracy is the President of Opto Power Corporation, a subsidiary of the Company. Dr. Tracy joined the Lasers and Optics Group in September 1992 as the result of the acquisition of the Advanced Optoelectronics business unit of Applied Solar Energy Corporation. Opto Power was formed in September 1992, immediately after the acquisition. Dr. Tracy was Vice President and General Manager of Advanced Optoelectronics from 1985 to 1992.

     Lawrence C. Karlson has been a director of the Company since October 1997. Since prior to 1992, he has been a private investor in and an advisor to a number of businesses. He is a member of the board of directors of AmeriSource Health Corporation, of which he is the non-executive chairman, and CDI Corporation, each of which is a public corporation. He is also a member of the board of directors of several private companies.

     Lennart F. Rappe has been a director of the Company since 1995. He has served as Senior Vice President and Chief Financial Officer of Spectra-Physics AB since 1995. From 1990 to 1995, he was Executive Vice President and Chief Financial Officer of the Esab Group.

     Lars Spongberg has been a director of the Company since October 1997. He has served as President of Spectra-Physics AB since 1996. From 1995 to 1996, he was Senior Vice President of Autoliv AB, an automotive parts manufacturer, and was previously President of AB Handel och Industri (1993-1995), an investment bank, and Senior Vice President of Svenska Handelsbanken (1987-1993), a commercial bank. He has been a member of the board of directors of Spectra-Physics AB since April 1997.

TERMS AND NUMBERS OF DIRECTORS AND OFFICERS

     The Board of Directors of the Company currently consists of four directors:
Patrick L. Edsell, Lawrence C. Karlson, Lennart F. Rappe and Lars Spongberg. Vacancies on the Board of Directors (including vacancies created by an increase in the number of directors) may only be filled by a majority of the remaining directors. Each member of the Board of Directors holds office until the next annual meeting of stockholders and until his or her successor has been duly elected and qualified. The Company expects that an additional independent director will be elected to the Board of Directors of the Company before the offering is consummated. See "Risk Factors -- Control by Principal Stockholder" and "Risk Factors -- Certain Anti-Takeover Matters; Possible Issuance of Preferred Stock."

     Executive officers of the Company are appointed by and serve at the discretion of the Company's Board of Directors.

CERTAIN COMMITTEES OF THE BOARD OF DIRECTORS

     Upon completion of the offering, the Board of Directors of the Company will establish an Audit Committee and a Compensation Committee. The Audit Committee's functions will include (i) recommending annually to the Board of Directors the appointment of the independent public accountants of the Company, (ii) reviewing the scope of the prospective annual audit and reviewing the results thereof with the independent public accountants, (iii) reviewing non-audit services of the independent public accountants, (iv) reviewing compliance with the accounting and financial policies of the Company, (v) reviewing the adequacy of the financial organization of the Company, (vi) reviewing the adequacy of the Company's internal accounting control system and its compliance with federal and state laws relating to accounting practices and
(vii) reviewing transactions with affiliated parties. The Compensation Committee will review and recommend annual salaries and bonuses for all corporate officers, review and recommend to the Board of Directors modifications in employee benefit plans and administer the 1997 Plan.

COMPENSATION OF DIRECTORS

     Directors not affiliated with the Company or Spectra-Physics AB will receive an annual fee of $10,000 for serving on the Board of Directors, a fee of $1,000 for attending each Board of Directors meeting and a fee of $500 for attending each committee meeting not held on the same day as a Board meeting. Directors are reimbursed for expenses incurred in connection with attendance at meetings of the Board of Directors or committees thereof. Following completion of the offering, no officer of the Company will receive any additional compensation for serving as a member of the Board of Directors or any of its committees. Under the 1997 Plan, each director not affiliated with the Company or Spectra-Physics AB will receive an initial option grant to purchase 15,000 shares of Common Stock on the date on which the offering is consummated, or if such person first becomes a director after the offering, upon his or her election to the Board of Directors, and an annual option grant to purchase 5,000 shares of Common Stock thereafter. Options granted to such non-affiliated directors will have an exercise price equal to the fair market value of the Common Stock on the date of grant. See "-- 1997 Spectra-Physics Lasers, Inc. Stock Option Plan."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During 1996, the Company's Board of Directors did not have a compensation committee or other Board committee performing similar functions. Compensation decisions were made by Patrick L. Edsell, President of the Company, and Lars Spongberg, a director of the Company. During such year, no executive officer of the Company served as a member of the Board of Directors or Compensation Committee of any non-affiliated entity that has one or more executive officers serving as a member of the Company's Board of Directors.

EXECUTIVE COMPENSATION

     The following table sets forth, for the year ended December 31, 1996, certain information regarding the cash compensation paid by the Company, as well as certain other compensation paid or accrued for such fiscal year, to the Company's Chief Executive Officer and each of the four other most highly compensated executive officers of the Company (the "Named Executive Officers").

                        1996 SUMMARY COMPENSATION TABLE

                                                        ANNUAL COMPENSATION
                                                        --------------------      ALL OTHER
             NAME AND PRINCIPAL POSITION(S)              SALARY      BONUS(1)    COMPENSATION
    ------------------------------------------------    --------     -------     ------------
    Patrick L. Edsell...............................    $234,500     $80,000       $ 44,819(2)(3)
    Chairman, President and Chief Executive Officer
    Leif A. Alexandersson...........................     185,285      75,982          4,584(4)
    Vice President
    George M. Balogh................................     154,739      62,952         12,139(4)
    Vice President/General Manager
    Shinan S. Sheng.................................     154,627      62,952          3,732(4)
    Vice President/General Manager
    Mark S. Sobey...................................     149,841          --          3,312(4)
    President - Laser Data

---------------

(1) Consists of cash bonuses earned in 1996 pursuant to the Company's Executive Incentive Plan but paid in 1997. See "Management -- Executive Incentive Plan."

(2) Mr. Edsell receives personal benefits in the form of additional payments for certain medical, dental, disability and life insurance premiums. The aggregate amount of such personal benefits, however, does not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus reported for Mr. Edsell.

(3) "All Other Compensation" for Mr. Edsell includes the following: (i) a $25,000 annual payment for serving as a member of the Board of Directors of the Company which was awarded in lieu of additional salary, (ii) $5,105 in 401(k) matching contribution made by the Company, (iii) $12,214 annual payment for a Company purchased automobile and (iv) $2,500 for preparation of Federal and state income tax returns.

(4) Consists of a 401(k) matching contribution made by the Company on behalf of such Named Executive Officer and with respect to Mr. Balogh, loan forgiveness of $8,620.

COMPENSATION PURSUANT TO SPECTRA-PHYSICS AB BENEFIT PLANS

     During 1996, the Company's executive officers and certain other employees participated in various benefit plans maintained by Spectra-Physics AB. Following the offering, the executive officers and employees of the Company will not participate in such plans.

     Spectra-Physics AB adopted the 1994 Phantom Stock Option Plan pursuant to which certain of the then executive officers and employees of the Company were granted an aggregate of 35,000 phantom stock options (the "Phantom Stock Options"), of which 18,000 Phantom Stock Options were outstanding as of September 30, 1997. Each Phantom Stock Option entitles the holder the right to receive a cash payment upon exercise of the Phantom Stock Option equal to the fair market value of one share of common stock of Spectra-Physics AB less the reference price of the Phantom Stock Option. Pursuant to the plan and subject to certain conditions, the fair market value of Spectra-Physics AB's common stock is defined as the average price of the last 10,000 shares of common stock of Spectra-Physics AB traded on the Stockholm Stock Exchange. Phantom Stock Options may be exercised from two to four years from the date of grant.

1997 SPECTRA-PHYSICS LASERS, INC. STOCK OPTION PLAN

     Prior to this offering, the Company will adopt the 1997 Spectra-Physics Lasers, Inc. Stock Option Plan which provides for the granting of non-qualified stock options ("Options") to certain officers, key employees and non-employee directors of the Company. The 1997 Plan will be administered by the Compensation Committee. The aggregate maximum number of shares of Common Stock available for awards under the 1997 Plan is 12.5% of the total number of shares expected to be outstanding after the offering (after giving effect to the exercise of the Underwriters' overallotment option), subject to adjustment to reflect changes in the Company's capitalization. No awards can be made under the 1997 Plan more than 10 years after the date it is adopted.

     The exercise price of the Options will be determined by the Compensation Committee in its discretion, provided that the exercise price must be at least 100% of the fair market value of a share of Common Stock on the date the Option is granted. An Option's term shall not exceed ten years from the date of grant. No Option may be exercised sooner than six months from the date of grant.

     Concurrent with the offering, the Board of Directors is expected to have approved the grant of Options to certain officers, directors and employees of
the Company to purchase an aggregate of             shares of the Common Stock
under the 1997 Plan at the initial public offering price, of which      shares,
     shares,      shares and      shares will have been granted to Messrs.
Edsell, Alexandersson, Balogh and Sheng, respectively. These options will vest 25% upon the first anniversary of the grant date and 6.25% at the end of each three-month period thereafter. Subject to the terms of the 1997 Plan, these Options will be exercisable to the extent vested beginning two years after the grant date. These Options may not be exercised following termination of the grantee's employment with the Company, except that in the event that a grantee's employment terminates due to death, disability or retirement, options held by such grantee or his estate shall be exercisable, to the extent vested at the time of termination of employment, for a period of three (3) months after termination of employment or, if later, the end of the foregoing two-year period. These Options expire 10 years from the grant date.

SPECTRA-PHYSICS LASERS, INC. SAVINGS PLUS PLAN

     The Company's Savings Plus Plan (the "401(k) Plan"), as amended, is a savings and retirement plan intended to satisfy the tax qualification requirements of Sections 401(a), 401(k) and 401(m) of the Code. Subject to certain terms and conditions of the 401(k) Plan, substantially all of the Company's employees are eligible to participate in the 401(k) Plan on the first day of the month coinciding with or next following such employee's first day of employment. Eligible employees may contribute to the 401(k) Plan up to 10% of their compensation on a pre-tax basis and up to 10% of their compensation on an after-tax basis, subject to certain limitations in the Code.

     The Company, in its discretion, may (i) make contributions to the 401(k) Plan each year that match in whole or in part the pre-tax contributions that employees make to the 401(k) Plan, (ii) make profit sharing contributions each year and (iii) allocate those profit sharing contributions to employees in equal amounts to each employee or in a proportionate amount based on an employee's compensation for the year in relation to all of the employees' compensation for that year. All Company and employee contributions to the 401(k) Plan are fully vested and nonforfeitable at all times. Contributions to the 401(k) Plan are allocated to individual accounts for each employee, and employees may direct the investment of their accounts into various investment funds. The trustee of the 401(k) Plan is Fidelity Management Trust Company.

EXECUTIVE INCENTIVE PLAN

     The Company's Executive Incentive Plan provides certain officers of the Company with annual incentive cash bonus awards based on achievement of certain pre-established quantitative and qualitative goals. The goals of the Executive Incentive Plan are to reward executives for superior performance and for exceeding the Company's predetermined financial and business goals. To be eligible under the Executive Incentive Plan, a participant must be a full-time regular employee on the date of payment.

EMPLOYEE BONUS PLAN

     The Company's Employee Bonus Plan provides all employees of the Company, other than employees of Laser Data and employees entitled to participate in the Executive Incentive Plan, with annual incentive cash bonus awards based on overall Company profitability. The goal of the Employee Bonus Plan is to provide a financial incentive for employees to achieve the Company's financial goals.

EMPLOYMENT CONTRACTS

     The Company is a party to an employment agreement with Patrick L. Edsell dated January 1, 1991 that provides for the full-time employment of Mr. Edsell as the Company's President. The agreement had an initial term of three years and provides for continuing automatic one-year extensions until the agreement is terminated by either the Company or Mr. Edsell. Mr. Edsell's agreement provides for an annual salary of $193,000, or such greater amount as may be approved by the Company's Board of Directors, as well as other benefits. A non-competition provision requires, for the term of the agreement, that Mr. Edsell not engage (as a stockholder, with some exceptions, or as an officer, director, employee or otherwise) in any business that competes directly or indirectly with the Company. The Company may terminate Mr. Edsell's employment at any time with or without cause or upon the death or disability of Mr. Edsell. If Mr. Edsell's employment is terminated by the Company without cause, or as the result of a change in control after which Mr. Edsell's duties are materially altered, the agreement requires the Company to make a lump sum payment to Mr. Edsell in an amount equal to the salary he would have received for the remainder of the current term (and any renewal term not precluded by a timely termination notice), as well as to provide health and welfare benefits for the greater of the remainder of the term or one year. On June 1, 1997, Mr. Edsell and the Company entered into a letter agreement providing for certain severance and other benefits. The letter agreement is effective until January 31, 1998 and, until that date, supersedes the employment agreement described above for those matters covered by both agreements. Under the letter agreement, if Mr. Edsell is terminated without cause, the Company shall continue to pay him his monthly salary (at the time of termination) and provide health and welfare benefits for two years following the termination, plus an amount equal to twice the incentive bonus he would have received had he remained employed. The letter agreement also provides for bonuses to be paid if Mr. Edsell remains an employee of the Company on January 1, 1998 (one-and-a-half months' salary), if the Lasers and Optics Group achieves certain operating results during 1997 (one-and-a-half months' salary) and if an initial public offering of the Company is completed (three months' salary) within the period.

     In addition to the letter agreement entered into with Mr. Edsell described above, the Company entered into a letter agreement dated June 1, 1997 with each of Leif A. Alexandersson, George M. Balogh and Shinan S. Sheng. These letter agreements are similar to the letter agreement with Mr. Edsell but differ in the amounts of severance and bonuses payable. If the employee under each of the respective agreements is terminated without cause, the Company shall continue to pay that employee's monthly salary (at the time of termination) and provide health and welfare benefits for one year following the termination, plus an amount equal to the incentive bonus he would have received had he remained employed. Each letter agreement also provides for a bonus to be paid if the employee under each of the respective agreements remains an employee of the Company on January 1, 1998 (one month's salary), if the Company achieves certain operating results during 1997 (one month's salary) and if an initial public offering of the Company is completed (two months' salary). Each letter agreement shall remain in effect until January 31, 1998.

     The Company entered into an employment agreement with Dr. Sobey dated May 19, 1995, which was amended on September 19, 1995, that provides that Dr. Sobey be employed as president of Laser Data. The agreement provides for an annual salary of $145,600 or such greater amount as the board of directors of Laser Data may determine. In lieu of standard Laser Data bonus and profit-sharing benefits, Dr. Sobey was granted certain Laser Data stock options pursuant to the agreement. See "-- Certain Options to Purchase Laser Data Common Stock." The agreement further provides that, except for standard Laser Data bonus and profit-sharing benefits, Dr. Sobey will receive standard Laser Data employee benefits. The initial term of the agreement ends October 12, 1999, with automatic and successive one-year extensions unless either party gives notice of non-renewal. The agreement may be terminated upon Dr. Sobey's death or disability, and by either party with or without cause. If Laser Data terminates the agreement without cause or if Dr. Sobey terminates the agreement as a result of a constructive termination, Laser Data must pay severance equal to 100% of Dr. Sobey's annual salary at the time of such termination, plus health insurance benefits for one year.

RESTRICTED STOCK PLAN

     In 1994, Opto Power granted certain Opto Power employees options to purchase, in the aggregate, up to 20% of Opto Power common stock outstanding on a fully diluted basis. In October 1997, the option holders agreed to terminate their Opto Power options in exchange for initial cash payments in the aggregate amount of approximately $14.7 million, payable upon execution of the agreements,
and the Company's future obligation to issue an aggregate of           shares of
Common Stock (assuming an initial public offering price of $          per share)
upon completion of the offering ("Restricted Stock"). The foregoing cash payments were funded through a capital contribution to the Company by Spectra-Physics USA. The Restricted Stock may not be sold or otherwise transferred except as follows: 25% of the shares originally received may be transferred beginning six months following consummation of the offering, and an additional 25% of the shares becomes transferable every six months thereafter.

CERTAIN OPTIONS TO PURCHASE LASER DATA COMMON STOCK

     Laser Data has granted certain of its employees options ("Laser Data Options") to purchase, in the aggregate, up to 20% of Laser Data common stock then outstanding on a fully diluted basis. Laser Data has granted options to Dr. Sobey to purchase, in the aggregate, up to 10% of Laser Data common stock then outstanding on a fully diluted basis. One-half of the Laser Data Options vest over a period of time beginning on the applicable date of grant and ending December 31, 1999 and one-half are performance-based options.

Laser Data Options are exercisable, at an exercise price of $.05 per share, from the effective date of an initial public offering of Laser Data common stock until the earlier of the first anniversary of such initial public offering or May 1, 2000. If a sale of control of Laser Data occurs before May 1, 2000, Laser Data must redeem the Laser Data Options, to the extent vested, by paying their holders the difference between the exercise price and the per share value received in the sale of control (unless the acquiror in the sale of control does not wish such options to be cancelled, in which case they shall not be redeemed). Subject to certain qualifications, if neither an initial public offering nor a sale of control occurs before May 1, 2000, Laser Data must redeem the Laser Data Options by paying their holders the difference, on a per-share basis, between the exercise price and the fair market value of Laser Data common stock as determined by Laser Data's board of directors, provided that the holders of a majority of the Laser Data Options may request an independent appraisal of the board's valuation.

                             PRINCIPAL STOCKHOLDER

     As of the date of this Prospectus, all of the shares of the Company's outstanding Common Stock are beneficially owned by Spectra-Physics AB. After completion of the offering, Spectra-Physics AB will beneficially own
            shares or approximately      % of the Company's outstanding Common
Stock (approximately      % if the Underwriters' over-allotment option is
exercised in full). Although none of the Company's directors and executive officers beneficially own any shares of Common Stock, upon consummation of the offering they will hold options to purchase Common Stock, none of which are exercisable within 60 days of the date of this Prospectus. Additionally, upon consummation of the offering certain employees of the Company will be issued a
total of             shares of Common Stock (assuming an initial public offering
price of $     per share) pursuant to the Restricted Stock Plan Agreements. See
"Management -- 1997 Spectra-Physics Lasers, Inc. Stock Option Plan" and "Management -- Restricted Stock Plan." The mailing address of Spectra-Physics AB is Sturegatan 32, 4th Floor, Stockholm, Sweden.

     Messrs. Alexandersson, Edsell and Karlson own 2,577 shares, 3,600 shares and 21,000 shares, respectively, of Spectra-Physics AB common stock, which in each case represents less than one percent of the issued and outstanding common stock of Spectra-Physics AB.

                     CERTAIN RELATIONSHIPS AND TRANSACTIONS

RELATIONSHIP WITH SPECTRA-PHYSICS AB

     Prior to the Reorganization, the Company, Opto Power and Laser
Data -- together with various foreign subsidiaries of Spectra-Physics AB that conducted sales and technical support operations on their behalf -- operated as a functional group called the Lasers and Optics Group. In preparation for the offering, it was necessary to reorganize the Lasers and Optics Group so that the assets and liabilities (including contractual rights and obligations) of the Lasers and Optics Group were held directly or indirectly by the Company. Accordingly, pursuant to various agreements entered into prior to the date hereof, (i) the assets and liabilities of the Lasers and Optics Group not held by the Company were transferred to the Company and (ii) the assets and liabilities of the Company not part of the Lasers and Optics Group were transferred to Spectra-Physics AB's subsidiaries (other than the Company). In connection with the Reorganization, intercompany receivables and payables were eliminated.

POST-REORGANIZATION AGREEMENTS

     In connection with the Reorganization, the Company entered into or will enter into prior to the offering the following arrangements with Spectra-Physics AB or its subsidiaries.

  Reorganization Agreement; Indemnification

     The Company and Spectra-Physics USA entered into an agreement pursuant to which Spectra-Physics USA received, in the form of a distribution from the Company, all of the Company's assets not related to the Lasers and Optics Group, including certain contractual rights of the Company. Under the same agreement, Spectra-Physics USA assumed all the liabilities not related to the Lasers and Optics Group or otherwise relating to the assets transferred by way of the distribution from the Company, including certain contractual obligations of the Company. The agreement requires SpectraPhysics USA to indemnify the Company and its officers, directors, employees and agents for all claims (past, present and future) relating to the liabilities assumed by Spectra-Physics USA under the agreement. Conversely, the agreement requires the Company to indemnify Spectra-Physics USA and its affiliates (excluding those in the Lasers and Optics Group), and their respective officers, directors, employees and agents, for all claims (past, present and future) against them relating to the businesses or operations of the Lasers and Optics Group.

  Permanova Distribution Agreement

     The Company has entered into a distribution agreement with Permanova Lasersystems AB ("Permanova"), an indirect subsidiary of Spectra-Physics AB and prior to the Reorganization a member of the Lasers and Optics Group, under which the Company appointed Permanova as its exclusive representative for the promotion and sale of certain of the Company's products in Denmark, Norway, Sweden, Finland, Iceland and Greenland. The agreement provides that Permanova shall use its best efforts to distribute the Company's products in exchange for discounts or commissions, depending on the type of sales made. The agreement is effective until October 5, 2002 unless terminated earlier according to its terms or extended by mutual agreement. Either party may terminate the agreement at any time upon 90 days written notice.

  Tax Allocation and Tax Indemnification Agreement

     The Company is a member of an affiliated group of companies that file consolidated federal income tax returns. Spectra-Physics USA is the parent of that affiliated group and is responsible for filing the group's consolidated returns. The Company has entered into a Tax Allocation and Tax Indemnification Agreement (the "Tax Agreement") with Spectra-Physics USA. Under the Tax Agreement, the Company will remit to Spectra-Physics USA federal taxes determined as if the Company and the Company's U.S. subsidiaries were subject to tax as a separate consolidated group from and after October 4, 1997. Similar principles will apply to state income taxes where the Company joins in filing consolidated, combined or unitary state tax returns with Spectra-Physics USA. The Tax Agreement requires Spectra-Physics USA to indemnify the Company and its subsidiaries for any income taxes (and any interest and penalties thereon) of the Spectra-Physics USA affiliated tax group, except to the extent of any such amounts required to be paid by the Company under the Tax Agreement.

     Though valid between the parties, the Tax Agreement is not binding on the Internal Revenue Service or other taxing authorities, and it does not eliminate the right of such authorities to proceed against the Company or any of its subsidiaries for the collection of any federal or state income taxes with respect to consolidated federal (and consolidated, combined or unitary state or local) income tax returns of the Spectra-Physics USA affiliated group (or members thereof) for periods in which the Company and its subsidiaries are included.

  Tradename and Trademark License Agreement

     The Company owns the tradename, trademark and service mark SPECTRA-PHYSICS and the stylized "S" logotype (collectively, the "Trademarks"), each of which is registered in the name of the Company with the U.S. Patent and Trademark Office. Prior to the Reorganization, the Trademarks were used by Spectra-Physics AB and several of its subsidiaries that were not members of the Lasers and Optics Group. Pursuant to the Reorganization, the Company, Spectra-Physics AB, Spectra Precision, Inc., a subsidiary of Spectra-Physics AB ("Precision") and one other subsidiary of Spectra-Physics AB, entered into a Tradename and Trademark License Agreement (the "Trademark Agreement") which allows Spectra-Physics AB and its subsidiaries limited rights to use the Trademarks following the Reorganization. Under the Trademark Agreement, the Company grants Spectra-Physics AB a non-exclusive, non-transferable, royalty-free worldwide license to use the Trademarks as part of Spectra-Physics AB's tradename and corporate name. The license, which allows Spectra-Physics AB to sublicense its rights to its subsidiaries, does not allow the Trademarks to be used to identify the source or origin of the goods or services of Spectra-Physics AB (or those of any sublicensee), except that it does permit such use by Precision and its subsidiaries for a limited time following the Reorganization. The Trademark Agreement has an initial term of fifteen years and renews automatically for successive one-year terms unless terminated by either party before the end of the then-current term.

  Technology License

     Pursuant to the Reorganization, the Company indirectly transferred to Precision certain patents relating to technology used by Precision in the development and manufacture of its products. Prior to the offering, Precision will grant a non-exclusive, non-transferable, royalty-free perpetual license to the Company to use certain of Precision's patents in connection with the Company's current and future businesses and operations, except that the Company may not use these patents to make products used in applications in construction, land or hydrographic surveying, mining, dynamic positioning or agriculture. In addition, the Company will grant a non-exclusive, non-transferable, royalty-free perpetual license to Precision to use certain of the Company's patents in connection with Precision's sale of products used in applications in construction, land or hydrographic surveying, mining, dynamic positioning or agriculture.

  Insurance

     So long as Spectra-Physics AB continues to directly or indirectly own 50% or more of the capital stock of the Company, the Company may, at its election, be included in Spectra-Physics AB's insurance program. The Company will reimburse Spectra-Physics AB for any cost attributable to such participation in Spectra-Physics AB's corporate insurance program.

  Benefit Plans

     So long as Spectra-Physics AB continues to directly or indirectly own 50% or more of the capital stock of the Company, the Company may, at its election, be included in certain of Spectra-Physics AB's benefit programs. The Company will reimburse Spectra-Physics AB for any cost attributable to such participation in such benefit programs. The Company expects that the assets comprising the Company's 401(k) Plan will continue to be administered separately from defined contribution plans maintained by other subsidiaries of Spectra-Physics AB.

  The Service Agreements

     Prior to the Reorganization, certain Spectra-Physics AB subsidiaries provided to the Company and the Company provided to certain Spectra-Physics AB subsidiaries, certain administrative support services in connection with their respective international sales and marketing operations, such as payroll, accounting and employee benefit services, as well as providing office and warehouse space. The Company and certain Spectra-Physics AB subsidiaries have entered into agreements providing for the continued provision of certain of such services at a cost generally consistent with past charges. The agreements also provide for the Company to lease from Spectra-Physics AB subsidiaries, and for Spectra-Physics AB subsidiaries to lease from the Company, the office and warehouse space each is currently occupying. The leases will, in general, have a one-year renewable term and will provide for rental payments generally consistent with past charges.

  Registration Rights Agreement

     Prior to the closing of the offering, the Company will enter into a Registration Rights and Holdback Agreement (the "Registration Rights Agreement") with Spectra-Physics USA granting Spectra-Physics USA certain "demand" and "piggyback" registration rights.

     Under the "demand" provisions of the Registration Rights Agreement, Spectra-Physics USA has the right to require the Company to register under the Securities Act any (i) shares of Common Stock of the Company held by Spectra-Physics USA and (ii) shares of Common Stock of the Company issued or issuable to Spectra-Physics USA by way of a stock dividend, stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization (collectively, "Registrable Securities"). Under the "piggyback" provisions of the Registration Rights Agreement, if the Company proposes at any time to register any of its equity securities under the Securities Act, Spectra-Physics USA may require the Company to register, under the same registration statement, shares of Registrable Securities held by Spectra-Physics USA. Such registration rights are subject to certain limitations, including with respect to piggyback registration rights the ability of the managing underwriters to limit or exclude certain Registrable Securities from an offering.

     The Registration Rights Agreement will also include certain lockup and holdback provisions. During the lockup period (ending 180 days after consummation of the offering by the Company), Spectra-Physics USA may not effect any public sale or distribution of Registrable Securities without the Company's consent, except pursuant to a piggyback registration as described above. The Company may also require Spectra-Physics USA not to effect any public sale or distribution of the Company's Common Stock 10 days before and 90 days after any firm underwritten offering of such Common Stock. Conversely, for equivalent time periods Spectra-Physics USA may require the Company not to effect any public sale or distribution of the Company's Common Stock if Spectra-Physics USA enters into a firm underwritten offering of shares of Registrable Securities.

  Accounting for Certain Past Transactions Between the Company and Spectra-Physics AB

     The administrative costs of Spectra-Physics AB which were indirectly attributable to the Company have not been historically charged to the Company. They have, however, been allocated to the Company in the Consolidated Financial Statements included elsewhere in this Prospectus based on actual amounts incurred by Spectra-Physics AB on behalf of the Company or agreed-upon amounts or percentages based on number of employees and sales. As shown on the Consolidated Statement of Operations, "Corporate overhead allocation" consisted of approximately $283,000, $328,000, $328,000 and $246,000 in 1994, 1995 and
1996, and for the nine months ended September 30, 1997, respectively.

OTHER

     The Company and Mr. Karlson, a director of the Company, are parties to a consulting agreement dated June 4, 1993 whereby Mr. Karlson provides consulting and advisory services to the Company on a daily fixed fee basis. Pursuant to the agreement, Mr. Karlson is also entitled to reimbursement of out-of-pocket expenses incurred in connection with his provision of consulting services to the Company. In 1994, 1995 and 1996 and for the nine-month period ended September 30, 1997, the Company incurred fees payable to Mr. Karlson of $48,201, $70,510, $112,464 and $102,685, respectively, for consulting services rendered to the Company.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 60,000,000 shares of Common Stock, par value $.01 per share (the "Common Stock"), and 10,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock").
Upon completion of the offering,             shares of Common Stock (assuming an
initial public offering price of $     per share) will be outstanding. No shares
of Preferred Stock are issued or outstanding.

     The following description of the capital stock of the Company does not purport to be complete and is qualified in its entirety by reference to the Company's Certificate of Incorporation, which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

     Holders of Common Stock are entitled to one vote per share on all matters on which holders of Common Stock are entitled to vote under the DGCL and have no cumulative voting rights. Holders of Common Stock do not have the preemptive right to subscribe for shares of Common Stock issued by the Company, nor do they have any redemptive rights.

     Upon liquidation, dissolution or winding up of the Company, holders of Common Stock of the Company are entitled to a pro rata share of the distribution of assets remaining after the payment of debts and expenses and after payment of the liquidation preference accorded to the holders of any Preferred Stock of the Company which may be issued in the future. Each share of Common Stock has the same rights, privileges and preferences as every other share of Common Stock.

     The holders of the Company's Common Stock are entitled to share ratably in dividends declared by the Board of Directors out of funds legally available therefor. The Company does not expect to declare or pay cash dividends to holders of Common Stock in the foreseeable future.

     The Company intends to apply to list the Common Stock on the Nasdaq National Market under the symbol "SPLI."

PREFERRED STOCK

     The Board of Directors has the authority, without further action by the stockholders, to issue 10,000,000 shares of Preferred Stock in one or more classes or series and to fix the voting powers, designations, preferences, and relative, participating, optional or other special rights and qualifications, limitations and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, and the number of shares constituting any class or series. The ability of the Board of Directors to issue Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company. The Board of Director's ability to establish the preferences and rights of the shares of any such class or series of Preferred Stock may also afford holders of any Preferred Stock preferences, powers and rights (including voting rights), senior to the rights of holders of Common Stock. The Company has no present plans to issue any shares of Preferred Stock. See "Risk
Factors -- Certain Anti-Takeover Matters; Possible Issuance of Preferred Stock."

REGISTRATION RIGHTS

     In connection with the offering, Spectra-Physics USA is expected to enter into a Registration Rights Agreement with the Company granting it certain "demand" and "piggyback" registration rights. See "Certain Relationships and Transactions -- Relationship with Spectra-Physics AB -- Registration Rights."

ANTI-TAKEOVER MATTERS

     In addition to the blank check Preferred Stock, the Certificate of Incorporation and Bylaws of the Company contain other provisions that are commonly considered to have an anti-takeover effect. Under the

Company's Certificate of Incorporation and Bylaws, the directors may enlarge the size of the Board and fill any vacancies on the Board. The Company's Bylaws provide that nominations for directors may not be made by stockholders at any annual meeting unless the stockholder intending to make a nomination notifies the Company of its intention between 60 and 90 days in advance and furnishes certain information. See "Risk Factors -- Certain Anti-Takeover Matters; Possible Issuance of Preferred Stock."

DELAWARE ANTI-TAKEOVER LAW

     Section 203 of the DGCL provides, with certain exceptions, that a Delaware corporation may not engage in certain business combinations with a person or affiliate or associate of such person who is an "interested stockholder" for a period of three years from the date such person became an interested stockholder unless (i) the transaction resulting in the acquiring person's becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder; (ii) the interested stockholder acquires at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. An "interested stockholder" is defined as any person that is (x) the owner of 15% or more of the outstanding voting stock of the corporation or (y) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder. A Delaware corporation, pursuant to a provision on its certificate of incorporation or bylaws, may elect not to be governed by Section 203. The Company has not made such an election and, as a result, the Company will be subject to the provisions of Section 203 of the DGCL upon consummation of the offering. See "Risk Factors -- Certain Anti-Takeover Matters; Possible Issuance of Preferred Stock."

LIMITATION OF LIABILITY AND INDEMNIFICATION

     As permitted by the DGCL, the Company's Certificate of Incorporation provides that directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, relating to prohibited dividends or distributions or the repurchase or redemption of stock, or (iv) for any transaction from which the director derives an improper personal benefit. In addition, the Company's Bylaws provide for indemnification of the Company's officers and directors to the fullest extent permitted under Delaware law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission ("Commission") such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

     The Company intends to obtain directors' and officers' liability insurance prior to consummation of the offering.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is Boston Equiserve Limited Partnership.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no market for the Common Stock. No predictions can be made with respect to the effect, if any, that public sales of shares of the Common Stock or the availability of shares for sale will have on the market price of the Common Stock after the offering. Sales of substantial amounts of the Common Stock in the public market following the offering, or the perception that sales may occur, could adversely affect the market price of the Common Stock or the ability of the Company to raise capital through a sale of its equity securities.

     Upon completion of the offering,             shares (assuming an initial
public offering price of $       per share) of the Company's Common Stock will
be outstanding. The             shares of Common Stock sold in the offering
(            shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or further registration under the Securities Act, unless acquired by affiliates of the Company. All remaining outstanding shares of Common Stock will be owned by Spectra-Physics USA at the close of the offering and may not be sold unless registered under the Securities Act or sold in accordance with an exemption therefrom, such as Rule 144 thereunder. Subject to the terms of the Registration Rights Agreement, the Company has agreed, upon the request of Spectra-Physics USA, to register under the Securities Act the shares of Common Stock owned by Spectra-Physics USA. See "Certain Relationships and Transactions -- Relationship with Spectra-Physics AB."

     The Company and Spectra-Physics USA have agreed not to offer, sell or otherwise dispose of any shares of Common Stock, other than the shares subject to the Underwriters' over-allotment option and except pursuant to any existing employee benefit plans for a period of 180 days after the date of this Prospectus without the prior written consent of NationsBanc Montgomery Securities, Inc. At the time of the offering, the Company intends to grant under
the 1997 Plan options to purchase approximately           shares of Common Stock
of the Company. Following the closing of the offering, the Company intends to register the shares of Common Stock issued or reserved for issuance under to the 1997 Plan under the Securities Act pursuant to a Registration Statement on Form S-8. See "Management -- 1997 Spectra-Physics Lasers, Inc. Stock Option Plan."
Upon completion of the offering, the Company intends to issue         shares of
Common Stock to certain employees pursuant to Registered Stock Plan Agreements as partial consideration for the cancellation of certain Opto Power stock options. These shares will be subject to certain restrictions on transfer. See "Management -- Restricted Stock Plan."

     In general, Rule 144 will permit an affiliate or a person who has held restricted shares for more than one year to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding
shares of Common Stock (approximately           shares after consummation of the
offering) or the average weekly trading volume of such stock during the four calendar weeks preceding such sale, provided that the Company has either filed certain periodic reports with the Commission or made publicly available certain information concerning it and provided that such sales are made in normal "brokers' transactions" or in transactions directly with a "market maker" without the solicitation of buy orders by the brokers or such affiliates. A person who is deemed not to be an affiliate of the Company at any time during the three months preceding a sale and who has held restricted shares for more than two years may sell such shares under Rule 144 without regard to the volume limitations described.

                                  UNDERWRITING

     The underwriters named below (the "Underwriters"), represented by NationsBanc Montgomery Securities, Inc. and Cowen & Company (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock indicated below opposite their respective names at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of such shares, if any are purchased.

                                                                                 NUMBER
                                   UNDERWRITERS                                 OF SHARES
    --------------------------------------------------------------------------  ---------
    NationsBanc Montgomery Securities, Inc....................................
    Cowen & Company...........................................................

                                                                                ---------
              Total...........................................................
                                                                                =========

     The Representatives have advised the Company that the Underwriters initially propose to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may offer to selected
dealers a concession of not more than $     per share; and the Underwriters may
allow, and such dealers may reallow, a concession of not more than $     per
share to certain other dealers. After the initial public offering, the offering price and other selling terms may be changed by the Representatives. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

     The Company has granted an option to the Underwriters, exercisable for 30 calendar days after the date of this Prospectus, to purchase up to a maximum of additional shares of Common Stock, solely to cover over-allotments. If the Underwriters exercise this over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of
them, as shown in the foregoing table, bears to the           shares of Common
Stock offered hereby. The Underwriters may exercise such option only to cover
over-allotments made in connection with the sale of the           shares of
Common Stock.

     The Company and Spectra-Physics USA have agreed not to offer, sell, contract to sell or dispose of any shares of Common Stock or any securities convertible into or exchangeable for any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of NationsBanc Montgomery Securities, Inc., except for securities issued pursuant to its stock option plans and Common Stock issuable pursuant to the Restricted Stock Plan Agreements. NationsBanc Montgomery Securities, Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements.

     The Underwriting Agreement provides that the Company will indemnify the several Underwriters and their officers, directors and affiliates against certain liabilities, including liabilities under the Securities Act.

     The Representatives have advised the Company that it does not intend to confirm sales to discretionary accounts by the Underwriters in excess of 5% of the total number of shares of Common Stock offered by them.

     Until the distribution of the Common Stock is completed, rules of the Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

     If the Underwriters create a short position in the Common Stock in connection with the offering, i.e., if they sell more shares of Common Stock than are set forth on the cover of this Prospectus, the Representatives may reduce that short position by purchasing Common Stock on the Nasdaq National Market or otherwise. The Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

     The Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

     Neither the Company nor any of the Underwriters makes any representation or predictions as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     Prior to this offering, there has been no public market for the Common Stock. The initial public offering price was negotiated between the Company and the Representatives. Among the factors considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, are the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

     The Underwriters have reserved for sale at the initial public offering
price, up to      shares to employees, directors and affiliates of the Company as such persons have expressed an interest in purchasing such shares of Common Stock in the offering. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.

     NationsBanc Montgomery Securities, Inc. has performed investment banking services for the Company from time to time for which it received customary fees. In connection with such services, the Company agreed to indemnify NationsBanc Montgomery Securities, Inc. with respect to certain matters.

                                 LEGAL MATTERS

     Certain legal matters will be passed upon for the Company by Dechert Price & Rhoads, Philadelphia, Pennsylvania, and for the Underwriters by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California.

                                    EXPERTS

     The consolidated balance sheet of the Company as of December 31, 1995 and 1996 and September 30, 1997 and the consolidated statements of operations, cash flows and parent equity (deficit) for each of the three years in the period ended December 31, 1996 and the nine months ended September 30, 1997, included in this

Prospectus, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed a Registration Statement with the Commission under the Securities Act with respect to the securities offered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the offering, reference is made to the Registration Statement, including the exhibits filed therewith, which may be inspected without charge at the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the Registration Statement may be obtained from the Commission at its principal office upon payment of prescribed fees. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, where the contract or other document has been filed as an exhibit to the Registration Statement, each such statement is qualified in all respects by reference to the applicable document filed with the Commission.

     As a result of the offering, the Company will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith will file reports and other information with the Commission. Such reports and other information, when filed, can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York, 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     The Company intends to furnish its stockholders with annual reports containing audited financial statements and notes thereto, together with an opinion thereon expressed by an independent public accounting firm, and quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

                                    GLOSSARY

AlGaAs.............................  aluminum gallium arsenide, a semiconductor material for near infrared semiconductor lasers (700 nm-900 nm).
CW.................................  continuous wave, indicates the amplitude of a wave
                                     (e.g., laser beam) is constant and not changing in time.
DRAM...............................  dynamic random access memory. A type of volatile memory product that is used in electronic systems to store data
                                     and program instructions. It is the most common type of
                                     RAM and must be refreshed with electricity thousands of
                                     times per second or else its memory will fade away.
HPSL...............................  high power semiconductor laser, semiconductor laser that has an output power greater than 0.5W.
J..................................  Joule, an energy measurement unit: one calorie equals
                                     4.18 Joules.
kHz................................  kilo-Hertz, one thousand Hertz, a frequency measurement unit that equals one thousand cycles per second.
mJ.................................  milli-Joule, one thousandth of a Joule.
monochromaticity...................  literally means "one color", describes a state of high color purity or a very narrow spectral bandwidth of
                                     emitted light; a laser is the only light source capable
                                     of achieving such a state.
MRI................................  magnetic resonance imaging.
mW.................................  milli-Watt, one-thousandth of a Watt.
nm.................................  nanometer, a unit of length that equals one-billionth of a meter, commonly used in optical wavelength
                                     descriptions; for example, green light is about 520 nm.
OEM................................  original equipment manufacturer.
OPO................................  optical parametric oscillator, an optical system designed to generate a broad range of wavelengths from a
                                     single laser source.
QMAD...............................  quiet multi-axial-mode doubling, a Spectra-Physics patented invention which solves the fundamental chaos
                                     problem encountered in intra-cavity second harmonic
                                     generation, or doubling, with a design that
                                     intentionally incorporates many (>100) axial modes to
                                     achieve ultra quiet laser output; technology
                                     incorporated in Spectra-Physics' Millennia SLPSS high
                                     power green lasers.
PC.................................  personal computer.
SLPSS..............................  semiconductor laser pumped solid state.
semiconductor-based lasers.........  semiconductor lasers and SLPSS lasers.
SRAM...............................  static random access memory. A type of volatile memory product that is used in electronic systems to store data
                                     and program instructions. Unlike the more common DRAM,
                                     it does not need to be refreshed.
Ti:Saph............................  titanium doped sapphire, a crystal used as a gain medium in a laser, capable of broad tunability and ultra-short
                                     pulse generation.
um.................................  micrometer; a unit of length that equals one millionth of a meter.
UV.................................  ultra violet
W..................................  Watt, a power measurement unit, equals a rate of energy of one Joule per second.
YAG................................  yttrium aluminum garnet, a crystal that serves as the host for an array of atom species that are capable of
                                     lasing in the near infrared. The most notable example,
                                     the neodymium doped version, Nd:YAG, is one of the major
                                     crystalline materials in either 1amp-pumped or SLPSS
                                     laser systems.

                          SPECTRA-PHYSICS LASERS, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        -----
Report of Independent Accountants...................................................     F-2
Consolidated Balance Sheet..........................................................     F-3
Consolidated Statement of Operations................................................     F-4
Consolidated Statement of Cash Flows................................................     F-5
Consolidated Statement of Parent Equity (Deficit)...................................     F-6
Notes to Consolidated Financial Statements..........................................     F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholder
Spectra-Physics Lasers, Inc.

     We have audited the accompanying consolidated balance sheet of Spectra-Physics Lasers, Inc. as of December 31, 1995 and 1996 and September 30, 1997, and the related consolidated statements of operations, cash flows, and parent equity (deficit) for each of the three years in the period ended December 31, 1996 and the nine month period ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Spectra-Physics Lasers, Inc. as of December 31, 1995 and 1996 and September 30, 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 and the nine month period ended September 30, 1997, in conformity with generally accepted accounting principles.

                                          Coopers & Lybrand L.L.P.

San Jose, California
October 18, 1997, except
for Note 12, for which the
date is October 21, 1997

                          SPECTRA-PHYSICS LASERS, INC.
          (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF SPECTRA-PHYSICS AB)

                           CONSOLIDATED BALANCE SHEET
                                 (IN THOUSANDS)

                                                                              AS OF SEPTEMBER 30,
                                                                                      1997
                                                        AS OF DECEMBER 31,    --------------------
                                                        -------------------              PRO-FORMA
                                                          1995       1996      ACTUAL    UNAUDITED
                                                        --------   --------   --------   ---------
ASSETS
Current assets:
  Cash................................................  $  1,042   $  2,531   $  1,283   $   3,626
  Accounts receivable, including $288, $366, and $0,
     respectively, due from affiliated companies, less
     allowance for doubtful accounts of $328, $361,
     and $730, respectively...........................    33,667     37,952     34,176      34,176
  Inventories.........................................    22,705     21,809     27,414      27,414
  Deferred tax assets.................................        --         --     14,519      14,519
  Prepaid expenses and other current assets...........       963      1,726      1,465       2,134
                                                        --------   ---------  ---------  ---------
          Total current assets........................    58,377     64,018     78,857      81,869
Property, plant and equipment, net....................    19,831     20,651     22,944      23,983
Intangible assets, net of accumulated amortization of
  $1,587, $1,772, and $1,864, respectively............     1,295      1,110      1,018       1,018
Other assets..........................................     1,188      1,069      1,115       1,971
                                                        --------   ---------  ---------  ---------
          Total assets................................  $ 80,691   $ 86,848   $103,934   $ 108,841
                                                        ========   =========  =========  =========
LIABILITIES AND PARENT EQUITY (DEFICIT)
Current liabilities:
  Accounts payable, including $175, $0, and $0,
     respectively, due to affiliates..................  $  8,207   $  8,128   $  8,253   $  14,066
  Taxes payable.......................................       105        573      2,037       2,037
  Interest due to SPAB................................     2,872      4,062      2,002          --
  Accrued and other current liabilities...............    16,920     23,724     37,094      19,661
                                                        --------   ---------  ---------  ---------
          Total current liabilities...................    28,104     36,487     49,386      35,764
Long-term liabilities:
  Loans and advances from SPAB........................    67,078     69,698     71,756          --
  Other long-term liabilities.........................     1,989      1,886      1,533       1,290
                                                        --------   ---------  ---------  ---------
          Total long-term liabilities.................    69,067     71,584     73,289       1,290

Commitments and contingencies

Parent equity (deficit)...............................   (16,480)   (21,223)   (18,741)     71,787
                                                        --------   ---------  ---------  ---------
          Total liabilities and Parent equity
            (deficit).................................  $ 80,691   $ 86,848   $103,934   $ 108,841
                                                        ========   =========  =========  =========

                 See Notes to Consolidated Financial Statements

                          SPECTRA-PHYSICS LASERS, INC.
          (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF SPECTRA-PHYSICS AB)

                      CONSOLIDATED STATEMENT OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                             YEARS ENDED DECEMBER 31,            NINE MONTHS ENDED SEPTEMBER 30,
                                     -----------------------------------------   --------------------------------
                                      1994       1995       1996       1996        1996        1997       1997
                                     -------   --------   --------   ---------   ---------   --------   ---------
                                                                     PRO-FORMA   UNAUDITED              PRO-FORMA
                                                                     UNAUDITED                          UNAUDITED
Net sales..........................  $95,123   $112,527   $135,434   $135,434     $90,415    $113,061   $113,061
Cost of products sold..............   62,482     73,040     88,320     88,320      59,584      71,178     71,178
                                     -------   --------   --------   --------     -------    --------   --------
  Gross margin.....................   32,641     39,487     47,114     47,114      30,831      41,883     41,883
Operating expenses:
  Research and development.........    7,788      7,933     12,005     12,005       8,571      10,857     10,857
  Selling, general and
    administrative.................   24,812     27,848     28,966     28,966      20,755      23,555     23,555
  Other............................       --      1,863      6,915      1,915       4,762      16,157      1,657
                                     -------   --------   --------   --------     -------    --------   --------
         Total operating
           expenses................   32,600     37,644     47,886     42,886      34,088      50,569     36,069
                                     -------   --------   --------   --------     -------    --------   --------
         Operating income (loss)...       41      1,843       (772)     4,228      (3,257)     (8,686)     5,814
Other income (expense):
  Interest expense.................   (3,492)    (4,590)    (5,374)        --      (3,940)     (3,930)        --
  Foreign currency gain (loss).....   (1,439)     1,046      2,532      2,532       1,832       2,566      2,566
  Legal settlement.................       --         --         --         --          --      17,010     17,010
                                     -------   --------   --------   --------     -------    --------   --------
         Total other income
           (expense)...............   (4,931)    (3,544)    (2,842)     2,532      (2,108)     15,646     19,576
                                     -------   --------   --------   --------     -------    --------   --------
         Income (loss) before
           income taxes............   (4,890)    (1,701)    (3,614)     6,760      (5,365)      6,960     25,390
Income tax expense (benefit).......      311        318        634        634          17     (23,272)   (16,102)
                                     -------   --------   --------   --------     -------    --------   --------
         Net income (loss).........  $(5,201)  $ (2,019)  $ (4,248)  $  6,126     $(5,382)   $ 30,232   $ 41,492
                                     =======   ========   ========   ========     =======    ========   ========
Pro forma net income (loss) per
  share............................                       $          $                       $          $
Shares used in computing pro forma
  net income (loss) per share......

                 See Notes to Consolidated Financial Statements

                          SPECTRA-PHYSICS LASERS, INC.
          (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF SPECTRA-PHYSICS AB)

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                 NINE MONTHS ENDED
                                                YEARS ENDED DECEMBER 31,           SEPTEMBER 30,
                                              -----------------------------    ---------------------
                                               1994       1995       1996                     1997
                                              -------    -------    -------      1996       --------
                                                                               ---------
                                                                               UNAUDITED
OPERATING ACTIVITIES:
Net income (loss)...........................  $(5,201)   $(2,019)   $(4,248)    $(5,382)    $ 30,232
Adjustments to reconcile net income (loss)
  to cash provided by (used in) operating
  activities:
  Depreciation and amortization.............    4,274      3,729      4,420       3,268        3,521
  Deferred tax assets.......................       --         --         --          --      (14,519)
  Non-cash sales............................     (489)        --         --          --           --
Changes in operating assets and liabilities:
  Accounts receivable.......................   (1,021)    (7,034)    (4,285)      3,922        3,776
  Inventories...............................     (430)    (3,632)       896      (4,156)      (5,605)
  Prepaid expenses and other current
     assets.................................     (387)       493       (763)       (369)         261
  Accounts payable..........................        4      2,058        (79)     (1,849)         125
  Accrued and other current liabilities.....    1,726      3,772      8,359       3,275       12,421
                                               ------     ------     ------     -------       ------
     Total cash provided by (used in)
       operating activities.................   (1,524)    (2,633)     4,300      (1,291)      30,212
                                               ------     ------     ------     -------       ------
INVESTING ACTIVITIES:
Purchases of property, plant and
  equipment.................................   (1,832)    (8,093)    (5,055)     (3,715)      (5,722)
Other.......................................      126          4        103          86          (53)
                                               ------     ------     ------     -------       ------
     Total cash provided by (used in)
       investing activities.................   (1,706)    (8,089)    (4,952)     (3,629)      (5,775)
                                               ------     ------     ------     -------       ------
FINANCING ACTIVITIES:
Net transfers (to) from SPAB................    1,674        (92)      (479)      1,672      (27,743)
Changes in loans and advances from SPAB.....    1,403     11,078      2,620       3,832        2,058
                                               ------     ------     ------     -------       ------
     Total cash provided by (used in)
       financing activities.................    3,077     10,986      2,141       5,504      (25,685)
                                               ------     ------     ------     -------       ------
     Increase (decrease) in cash............     (153)       264      1,489         584       (1,248)
Cash at beginning of period.................      931        778      1,042       1,042        2,531
                                               ------     ------     ------     -------       ------
Cash at end of period.......................  $   778    $ 1,042    $ 2,531     $ 1,626     $  1,283
                                               ======     ======     ======     =======       ======

NON-CASH FINANCING AND INVESTING ACTIVITIES:
  Sale of building for a note...............  $ 1,186
                                               ======

                 See Notes to Consolidated Financial Statements

                          SPECTRA-PHYSICS LASERS, INC.
          (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF SPECTRA-PHYSICS AB)

               CONSOLIDATED STATEMENT OF PARENT EQUITY (DEFICIT)
                                 (IN THOUSANDS)

                                                                                       NINE MONTHS
                                                    YEARS ENDED DECEMBER 31,              ENDED
                                               ----------------------------------     SEPTEMBER 30,
                                                 1994         1995         1996           1997
                                               --------     --------     --------     -------------
Balance at Beginning of Period...............  $(10,823)    $(14,348)    $(16,480)      $ (21,223)
  Net income (loss)..........................    (5,201)      (2,019)      (4,248)         30,232
  Net transfers (to) from SPAB...............     1,674          (92)        (479)        (27,743)
  Foreign currency translation...............         2          (21)         (16)             (7)
                                               --------     --------     --------       ---------
Balance at End of Period.....................  $(14,348)    $(16,480)    $(21,223)      $ (18,741)
                                               ========     ========     ========       =========

                 See Notes to Consolidated Financial Statements

                          SPECTRA-PHYSICS LASERS, INC.
          (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF SPECTRA-PHYSICS AB)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND THE PRO FORMA
                           INFORMATION IS UNAUDITED)

1. BUSINESS AND BASIS OF PRESENTATION

     Spectra-Physics Lasers, Inc. (the "Company") designs, develops, manufactures and distributes lasers and laser systems for the industrial, original equipment manufacturer (OEM), and research and development markets.

     Prior to the Reorganization referred to below, Spectra-Physics Lasers, Opto Power Corporation, and Spectra-Physics Laser Data Systems, Inc., together with various foreign subsidiaries of Spectra-Physics AB that conducted sales and technical support operations on their behalf, were operated as a functional group called the Lasers and Optics Group. In preparation for its initial public offering (the "Offering") the Company was reorganized so that the assets and liabilities (including contractual rights and obligations) of the Lasers and Optics Group were held directly or indirectly by the Company. Accordingly, pursuant to various agreements (i) the assets and liabilities of the Lasers and Optics Group not held by the Company were transferred to the Company and (ii) the assets and liabilities of the Company not part of the Lasers and Optics Group were transferred to SPAB's subsidiaries (other than the Company and its subsidiaries.) In connection with the Reorganization, intercompany receivables and payables were eliminated. Unless specified otherwise, SPAB refers to Spectra-Physics AB and/or affiliates of Spectra-Physics AB (other than the Company and its subsidiaries).

     The accompanying consolidated financial statements reflect the financial position, results of operations, and cash flows of the Company as if it were a separate entity for each period presented. As discussed above, certain assets and liabilities related to the Company's operations held by SPAB subsidiaries other than the Company were transferred to the Company and certain assets and liabilities unrelated to the operations of the Company were transferred to SPAB subsidiaries. The Company will record the transactions during the three months ended December 31, 1997.

     The consolidated financial statements include allocations of certain SPAB corporate and group expenses (including cash management and treasury, legal, tax, employee benefits, insurance services, income taxes and other corporate overhead) relating to the Company's businesses. Management believes these allocations are reasonable. However, the financial information included herein may not necessarily reflect the consolidated financial position, results of operations, and cash flows of the Company in the future or what they would have been had the Company been a separate entity during the periods presented.

     In connection with the Reorganization, the Company entered into or is expected to enter into several agreements with SPAB that provide for (1) certain tax sharing matters, (2) registration rights in favor of Spectra Physics USA,
(3) the use of the Spectra Physics name and trademark, (4) cross licensing of certain patents, (5) certain distribution arrangements, and (6) various indemnification arrangements. In addition, certain subsidiaries of the Company and certain subsidiaries of SPAB entered into agreements providing for the continuation of certain ongoing service and facilities leasing arrangements.

     The unaudited pro forma balance sheet at September 30, 1997 and statements of operations for the year ended December 31, 1996, and the nine months ended September 30, 1997, give effect to the: (1) conversion to equity of amounts due by the Company to SPAB for loans, advances and accrued interest; (2) removal of interest expense related to such loans and advances; (3) contribution to equity of the Company by SPAB of certain net assets related to the foreign sales subsidiaries and cash to settle certain net liabilities of the sales subsidiaries (the "Reorganization"); (4) settlement of certain employee stock options for cash and equity and the contribution to equity by SPAB the cash used for such settlement; and (5) related impact of income taxes. The unaudited pro forma balance sheet was prepared assuming that the transactions had occurred on September 30, 1997 and the unaudited pro forma statements of operations were prepared assuming the transactions occurred on January 1, 1996.

                          SPECTRA-PHYSICS LASERS, INC.
          (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF SPECTRA-PHYSICS AB)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND THE PRO FORMA
                           INFORMATION IS UNAUDITED)

     The unaudited pro forma financial statements do not purport to represent what the financial position or results of operations actually would have been had the Offering and related transactions occurred on the dates referred to above nor do they project the Company's financial position or results of operations for any future date.

 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Interim Period Financial Statements:

     The consolidated interim financial statements reflect all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position of the Company at September 30, 1997, and its results of operations and cash flows for the nine months ended September 30, 1996 and 1997. Interim results are not necessarily indicative of full year performance.

     The Company's fiscal year ends on December 31. The Company's fiscal quarters end on the Friday closest to the end of the calendar month. For presentation purposes, the financial statements reflect the calendar month end date.

  Principles of Consolidation:

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

  Use of Estimates:

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates relate to the useful lives of property, plant and equipment, allowances for doubtful accounts and customer returns, inventory realizability, potential accruals relating to litigation matters, warranty and other accruals, and contingent assets and liabilities. Actual results could differ from those estimates, and such differences may be material to the financial statements.

  Inventories:

     Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market.

  Property, Plant and Equipment:

     Property, plant and equipment are stated at cost and are depreciated on a straight-line basis over the estimated useful lives of the related assets of 3 to 25 years.

     The Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" effective as of the beginning of fiscal 1997. The adoption of this statement had no material affect on the Company's financial statements.

  Intangible Assets:

     Intangible assets, principally patent rights, are stated at cost and amortized on a straight-line basis over their estimated useful lives of generally 17 years.

                          SPECTRA-PHYSICS LASERS, INC.
          (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF SPECTRA-PHYSICS AB)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND THE PRO FORMA
                           INFORMATION IS UNAUDITED)

  Foreign Currency Translation:

     The local currency of the Company's subsidiaries in the United Kingdom, Germany, Netherlands, France and Japan are the functional currencies for each entity. The assets and liabilities and sales and expense accounts of these foreign subsidiaries have been translated using the exchange rate at the balance sheet date and the weighted average exchange rate for the period, respectively.

     The net effect of the translation of the accounts of the Company's subsidiaries has been included in equity as cumulative foreign currency translation adjustments. The net effect of adjustments that arise from exchange rate changes on transactions denominated in a currency other than the local currency are included in other income (expense) as incurred.

  Environmental Matters:

     Accruals for remediation costs are recognized when management determines that it is probable that a liability has been incurred and such costs can be reasonably estimated. Such accruals are recorded at undiscounted amounts and are recorded even if significant uncertainties exist over the ultimate cost of the remediation. Ongoing environmental compliance costs, including maintenance and monitoring costs, are charged against the accrual.

  Sales Recognition:

     Net sales and related cost of sales for products are recognized upon shipment.

  Concentrations:

     Cash is invested in deposits with banks in the United States and in countries where subsidiaries operate. Deposits in these banks may exceed the amount of insurance provided on such deposits; however, the Company is exposed to loss only to the extent of the amount of cash reflected on its balance sheet. The Company has not experienced any losses on its deposits of cash.

     The Company markets its products on both a direct and an OEM basis principally in North America, Europe and Japan to companies for use in printing, micro-machining, marking, materials processing, medical, semiconductor manufacturing, inspection and repair applications, as well as universities and other entities involved in research. No individual customer accounts for more than 10% of net sales. The Company has adopted credit policies and standards to accommodate growth into these markets. The Company performs continuing credit evaluations of its customers' financial condition and although the Company generally does not require collateral, letters of credit may be required from its customers in certain circumstances. Bad debt losses to date have been insignificant.

     A number of components necessary for the manufacture and operation of many of the Company's products are obtained from a sole supplier or a limited group of suppliers. The disruption or termination of any of these sources could have a material adverse effect on the Company's business, operating results and financial condition.

  Warranty Costs:

     Upon shipment of product, the Company accrues the estimated cost of warranty. The Company in general warrants its products for twelve to twenty-four months depending on the product line.

                          SPECTRA-PHYSICS LASERS, INC.
          (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF SPECTRA-PHYSICS AB)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND THE PRO FORMA
                           INFORMATION IS UNAUDITED)

  Advertising and Promotion Costs:

     The Company's policy is to expense advertising and promotion costs as they are incurred. The Company's advertising and promotion expenses were approximately $0.9 million, $1.2 million, and $1.3 million in the years ended December 31, 1994, 1995, and 1996, respectively, and approximately $0.9 million and $1.5 million in the nine months ended September 30, 1996 and 1997, respectively.

  Income Taxes:

     The accompanying financial statements reflect the provisions of SFAS No. 109, "Accounting for Income Taxes". Accordingly, the Company uses the liability method to calculate deferred taxes. The realization of deferred tax assets is based on historical tax positions and expectations about future taxable income. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities based on enacted tax laws and rates applicable to the period in which differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to amounts that are more likely than not to be realized. The provision for income taxes consists of the taxes payable or refundable for the period plus or minus the change during the period in deferred income tax assets and liabilities.

     Income taxes have been provided in the historical financial statements as if the Company was a separate taxable entity. Under the Company's tax sharing agreement with SPAB, however, the consolidated tax liability for a given year is allocated only to companies in the group which have separate taxable income for that year. The tax liability is allocated pro-rata based on each company's relative separate taxable income. Companies with losses are not allocated any of the tax liability and are not given any benefit for their losses. Any differences between the Company's method for providing income tax expense (benefit) in the historical financial statements and the tax sharing arrangement it has with SPAB have been reflected in the Parent equity (deficit) as contributions or dividends. Effective October 1997, the Company and SPAB have entered into a tax sharing arrangement which generally requires the Company to determine its U.S. tax liability as a separate consolidated group.

  Financial Instruments With Off-Balance-Sheet Risk:

     From 1991 to October 1997, the Company entered into forward foreign exchange contracts with SPAB, the Company's indirect parent to offset certain operational exposures from changes in foreign currency exchange rates. Such exposures resulted from portions of the Company's operations being denominated in currencies other than the U.S. dollar, primarily the Japanese yen and European currencies. These foreign exchange contracts were not collateralized and were entered into in anticipation of product sales, made in the normal course of business, and accordingly, were speculative in nature.

     Since the forward foreign exchange contracts were not designated as hedges of firm, identifiable foreign currency commitments, the unrealized gains and losses resulting from the impact of currency exchange rate movements on these contracts were recognized in the periods in which the exchange rates change. Such gains and losses were recorded as other income or expense. Also, included in other income and expense were realized gains and losses on the settlement of foreign exchange contracts and realized and unrealized gains and losses on the transactions denominated in currencies other than the U.S. dollar for U.S. based operations

     In October 1997, the Company changed the way it hedges its foreign currency exposures. It closed all of its outstanding foreign exchange contracts with Spectra-Physics AB by buying offsetting currency contracts. Settlement of these contracts led to a realized gain of approximately $2.0 million. The majority of this gain

                          SPECTRA-PHYSICS LASERS, INC.
          (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF SPECTRA-PHYSICS AB)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND THE PRO FORMA
                           INFORMATION IS UNAUDITED)

was accrued at September 30, 1997 as part of the unrealized gain on foreign currency contracts ("mark-to-market") recorded in other income.

     In place of the current hedging program, the Company will hedge its foreign exchange exposure by entering into transactions with independent financial institutions. The Company will not hold or issue financial instruments for trading purposes nor will it hold or issue leveraging derivative financial instruments. The objective of the Company's new foreign exchange risk management policy is to preserve the U.S. dollar value of its non-U.S. dollar cash flows. These cash flows arise primarily from the sale of the Company's products in currencies other than the U.S. dollar, most of which are made through the Company's subsidiaries in Japan and Europe. The Company will use forward contracts and simple option contracts to hedge, respectively, firm commitments and probable anticipated transactions that expose the Company to enterprise risk. Gains and losses on forward exchange contracts that are designated as hedges of a firm order will be deferred and included in the measurement of the underlying transaction. Gains on foreign currency options designated as hedges of probable anticipated transactions whose significant characteristics and terms are known will also be deferred and recognized at the time of the closing of the anticipated transactions.

     The contract amounts and fair value of forward foreign exchange contracts outstanding was $27.8 million and $25.6 million, respectively, at September 30, 1997. The counterparty for all contracts was SPAB.

  Pro Forma Net Income (Loss) Per Share:

     Pro forma net income (loss) per share has been computed based upon the number of common shares outstanding after the Reorganization.

  Stock Based Compensation:

     In 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123, "Accounting for Stock-Based Compensation," which establishes a fair value based method of accounting for stock-based compensation plans and is effective for fiscal years beginning after December 15, 1995. SFAS No. 123 allows a company to continue to follow the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and disclose the pro forma impact of SFAS No. 123 on results of operations and earnings per share. The Company has elected to continue to account for its subsidiaries' stock plans in accordance with the provisions of APB 25. As the terms of the subsidiary stock option plans obligate the Company to settle the options in cash in certain instances, the Company has reflected compensation expense relating to the subsidiaries stock options plans in the statement of operations and no pro forma disclosures are required.

  Impact of Recently Issued Accounting Standards:

     In February 1997, the FASB issued SFAS No. 128, "Earnings per Share," and in March 1997 issued SFAS No. 129 "Disclosures of Information About Capital Structure," both of which are required to be adopted by the Company in the year ended December 31, 1998. These statements specify the computation, presentation and disclosure requirements for earnings per share and the capital structure of a company.

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 130 establishes the requirements for disclosure of comprehensive income. Comprehensive income generally represents all changes in stockholders' equity except those resulting from investments or contributions from stockholders. SFAS No. 130 is effective for the Company in 1998. SFAS No. 131 requires publicly-held companies to report financial and other information about key sales-producing segments of the entity for which such information is available and utilized by the chief operating decision maker. Specific information to be reported for individual segments includes profit and loss, certain sales and expense items and total assets. A reconciliation of segment

                          SPECTRA-PHYSICS LASERS, INC.
          (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF SPECTRA-PHYSICS AB)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND THE PRO FORMA
                           INFORMATION IS UNAUDITED)

financial information to amounts reported in the financial statements would be provided. SFAS No. 131 is effective for the Company in 1998.

     The Company has determined that the impact of adopting each of the recently issued accounting standards will not be material to its financial position or results of operations.

 3. TRANSACTIONS WITH SPAB

     SPAB allocated certain expenses relating to cash management and treasury, legal, employee benefits, insurance services, income taxes and corporate overhead services. Charges are allocated to the Company based on actual amounts incurred on behalf of the Company or agreed upon amounts or percentages based on the Company's headcount and sales that management of the Company believes are reasonable. Amounts charged to operations were $0.3 million in each of the years ended December 31, 1994, 1995, and 1996, and $0.2 million in each of the nine months ended September 30, 1996 and 1997, respectively.

     SPAB used a centralized cash management program to finance its operations. Cash deposits from the Company's operations were transferred to SPAB on a periodic basis and SPAB funded the Company's disbursement bank account as required. Prior to the Reorganization, the Company and SPAB had an agreement whereby SPAB charged the Company interest based on certain of the Company's net balance payable to SPAB calculated using SPAB cost of related borrowed funds. Certain borrowings from SPAB were not subject to interest charges; however, interest expense has been imputed in the accompanying statement of operations at rates consistent with actual rates charged to the Company. Beginning in October 1997, the Company no longer participates in SPAB's centralized cash management program.

     In October 1997, the Company obtained a $10.0 million uncommitted, unsecured credit facility with a bank. Borrowings against this facility are guaranteed by SPAB. Upon the consummation of the Offering, the guarantee will be removed and the Company expects that the amount of the facility will be increased to $20.0 million.

     Net transfers to/from SPAB, included in Parent equity (deficit), includes third party liabilities paid on behalf of the Company by SPAB, interest expense imputed on non-interest bearing advances, cash transfers, amounts due to/from SPAB for services and other charges, and income taxes.

     The activity in the net transfers (to) from SPAB account, is summarized below (in thousands):

                                                                                       NINE MONTHS
                                                                                          ENDED
                                                      YEARS ENDED DECEMBER 31,        SEPTEMBER 30,
                                                   ------------------------------     -------------
                                                    1994       1995        1996           1997
                                                   ------     -------     -------     -------------
SPAB service and other charges...................  $  283     $   328     $   328       $     249
Income taxes paid by (owed by) SPAB, net.........     311         112      (1,365)        (10,863)
Liabilities paid by SPAB for the benefit of the
  Company........................................     345         862       1,775              --
Cash transfers (to) SPAB.........................      --      (2,464)     (2,202)        (17,702)
Interest expense imputed on non-interest bearing
  loans..........................................     735       1,070         985             573
                                                   ------     -------     -------        --------
  Net transfers (to) from SPAB...................  $1,674     $   (92)    $  (479)      $ (27,743)
                                                   ======     =======     =======        ========

     Loans and advances from SPAB represent a short-term interest bearing $30,000,000 loan and various interest bearing short-term cash advances as well as long-term interest bearing and non-interest bearing loans to the Company and its foreign sales subsidiaries. The interest bearing loans and advances accrue interest at a

                          SPECTRA-PHYSICS LASERS, INC.
          (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF SPECTRA-PHYSICS AB)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND THE PRO FORMA
                           INFORMATION IS UNAUDITED)

rate determined by SPAB (7.25% at December 31, 1996 and September 30, 1997). Interest has been imputed on the non-interest bearing obligations at a rate consistent with the interest bearing obligations.

     The short-term loan and advances are classified as long-term obligations in the accompanying consolidated financial statements because the Company had the ability and intent at each balance sheet date to defer payment for over one year. In October 1997, in connection with the Reorganization, SPAB converted all loans, advances, and interest accrued on such amounts outstanding to equity of the Company.

 4. BALANCE SHEET ACCOUNTS

     Inventories, property, plant and equipment, and accrued and other current liabilities were composed of the following (in thousands):

                                                     AT DECEMBER 31,
                                                   -------------------     AT SEPTEMBER 30,
                                                    1995        1996             1997
                                                   -------     -------     ----------------
        INVENTORIES:
          Raw material...........................  $ 9,658     $10,484         $ 11,013
          Work in process........................    5,421       6,092            7,578
          Finished goods.........................    7,626       5,233            8,823
                                                   -------     -------          -------
                                                   $22,705     $21,809         $ 27,414
                                                   =======     =======          =======
        PROPERTY, PLANT AND EQUIPMENT:
          Land, buildings and leasehold
             improvements........................  $19,001     $19,506         $ 19,703
          Machinery and office equipment.........   37,513      41,579           45,215
                                                   -------     -------          -------
                                                    56,514      61,085           64,918
          Less accumulated depreciation and
             amortization........................   36,683      40,434           41,974
                                                   -------     -------          -------
                                                   $19,831     $20,651         $ 22,944
                                                   =======     =======          =======
        ACCRUED AND OTHER CURRENT LIABILITIES:
          Salaries and wages.....................  $ 2,338     $ 2,914         $  2,869
          Benefits, bonus and commissions........    3,565       4,387            3,453
          Accrued compensation for stock
             options.............................    1,000       6,000           20,500
          Warranty...............................    2,280       2,433            3,173
          Advance payments from customers........    4,901       5,501            4,125
          Other..................................    2,836       2,489            2,974
                                                   -------     -------          -------
                                                   $16,920     $23,724         $ 37,094
                                                   =======     =======          =======

 5. PARENT EQUITY (DEFICIT)

  Common Stock:

     After the Reorganization, the Company's authorized common stock was 60,000,000 shares with a par value of $0.01 per share.

  Preferred Stock:

     After the Reorganization, the Company's authorized preferred stock was 10,000,000 shares with a par value of $0.01 per share. The Board of Directors may, at its discretion, designate one or more series of

                          SPECTRA-PHYSICS LASERS, INC.
          (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF SPECTRA-PHYSICS AB)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND THE PRO FORMA
                           INFORMATION IS UNAUDITED)

preferred stock and establish the voting, dividend, liquidation, and other rights and preferences of the shares of each series, and provide for the issuance of shares of any series.

 6. BENEFIT AND INCENTIVE PLANS

     The Company sponsors a defined contribution plan covering substantially all U.S. employees. The plan provides for limited Company matching of participants' contributions. Contributions to the plan by the Company and charged to operations were $0.4 million, $0.4 million and $0.5 million in the years ended December 31, 1994, 1995 and 1996, respectively, and $0.4 million and $0.6 million in the nine months ended September 30, 1996 and 1997, respectively.

     The Company's Executive Incentive Plan and Employee Bonus Plan provide certain officers and employees of the Company with annual incentive cash bonus awards based on the achievement of certain pre-established quantitative and qualitative goals, including overall Company profitability. The Company charged to operations $0.3 million, $1.3 million and $1.9 million in the years ended December 31, 1994, 1995 and 1996, respectively, and $0 and $0.7 million in the nine months ended September 30, 1996 and 1997, respectively, under these plans.

     Spectra-Physics Laser Data Systems, Inc., a subsidiary of the Company, has granted certain of its employees options to purchase, in the aggregate, up to 20% of its common stock then outstanding on a fully diluted basis. One-half of the options vest over a period of time beginning on the applicable date of grant and ending December 31, 1999 and one-half are performance-based options. The options are exercisable, at an exercise price of $.05 per share, from the effective date of an initial public offering of such subsidiary's common stock until the earlier of the first anniversary of such initial public offering or May 1, 2000. If a sale of control of the subsidiary occurs before May 1, 2000, the subsidiary must redeem the options, to the extent vested, by paying the holders the difference between the exercise price and the per share value received in the sale of control (unless the acquiror in the sale of control does not wish such options to be cancelled, in which case they shall not be redeemed). Subject to certain qualifications, if neither an initial public offering nor a sale of control occurs before May 1, 2000, the subsidiary must redeem the options by paying their holders the difference, on a per-share basis, between the exercise price and the fair market value of the subsidiary's common stock as determined by the board of directors, provided that the holders of a majority of the options may request an independent appraisal of the board's valuation.

 7. INCOME TAXES

     Income (loss) before income taxes consisted of the following (in thousands):

                                                                            NINE MONTHS ENDED
                                           YEARS ENDED DECEMBER 31,           SEPTEMBER 30,
                                        -------------------------------     ------------------
                                         1994        1995        1996        1996        1997
                                        -------     -------     -------     -------     ------
    U.S...............................  $(4,621)    $(3,600)    $(5,814)    $(5,424)    $5,037
    Foreign...........................     (269)      1,899       2,200          59      1,923
                                        -------     -------     -------     -------     ------
                                        $(4,890)    $(1,701)    $(3,614)    $(5,365)    $6,960
                                        =======     =======     =======     =======     ======

                          SPECTRA-PHYSICS LASERS, INC.
          (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF SPECTRA-PHYSICS AB)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND THE PRO FORMA
                           INFORMATION IS UNAUDITED)

     The provision for income taxes in the years ended December 31, 1994, 1995, and 1996 and the nine months ended September 30, 1996, represented foreign taxes currently payable at each of the applicable country's statutory rate. The benefit of income taxes for the nine months ended September 30, 1997 consisted of the following:

            U.S. Federal and state:
              Current.................................................  $    632
              Deferred................................................      (632)
                                                                        --------
                                                                              --
                                                                        --------
            Foreign:
              Current.................................................       824
              Deferred................................................        --
                                                                        --------
                                                                             824
                                                                        --------
            Decrease in valuation allowance...........................   (24,096)
                                                                        --------
                      Total...........................................  $(23,272)
                                                                        ========

     The following table summarizes the significant differences between the U.S. Federal statutory taxes and the Company's provision for (benefit from) income taxes for financial statement purposes (in thousands):

                                                                               NINE MONTHS ENDED
                                              YEARS ENDED DECEMBER 31,           SEPTEMBER 30,
                                            -----------------------------     --------------------
                                             1994       1995       1996        1996         1997
                                            -------     -----     -------     -------     --------
Tax expense (benefit) at statutory          $(1,712)
  rate...................................               $(595)    $(1,265)    $(1,878)    $  2,436
Foreign taxes............................       477        28         209          17          258
State taxes, net of Federal benefit......      (190)      (92)       (161)         --          211
Decrease in valuation allowance..........        --        --          --          --      (26,204)
Losses for which no tax benefit was           1,681
  recognized.............................                 913       1,602       1,878           --
Other....................................        55        64         249          --           27
                                            -------     -----     -------     -------     --------
Income tax expense (benefit).............   $   311     $ 318     $   634     $    17     $(23,272)
                                            =======     =====     =======     =======     ========

The Company's deferred tax assets are comprised of the following (in thousands):

                                                              AS OF DECEMBER 31,         AS OF
                                                             ---------------------   SEPTEMBER 30,
                                                               1995         1996         1997
                                                             --------     --------   -------------
Deferred tax assets:
  Net operating loss carryforwards.........................  $ 21,414       20,564      $    --
  Inventory valuation accounts.............................     2,227        2,608        3,305
  Accrued expenses, primarily stock option compensation....       500        2,675       10,031
  Depreciation.............................................       572          485          470
  Other....................................................       415          372          713
                                                             --------     --------      -------
                                                               25,128       26,704       14,519
  Valuation allowance for deferred tax assets..............   (25,128)     (26,704)          --
                                                             --------     --------      -------
Net deferred tax assets....................................  $     --     $     --      $14,519
                                                             ========     ========      =======

     Income taxes have been provided in the historical financial statements as if the Company was a separate taxable entity. From 1992 to June 1997, income tax expense reflected foreign taxes only due to the expectation by the Company at that time of continuing losses in the U.S. Deferred tax assets were established relating to:

                          SPECTRA-PHYSICS LASERS, INC.
          (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF SPECTRA-PHYSICS AB)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND THE PRO FORMA
                           INFORMATION IS UNAUDITED)

(i) net operating loss carryforwards, which included interest expense from SPAB;
(ii) accrued compensation associated with employee stock options; (iii) inventory valuation reserves; and (iv) other accruals. These deferred tax assets were offset in total by a valuation allowance due to the expectation of continued losses in the U.S.

     During the quarter ended September 30, 1997, the Company decreased the tax valuation allowance and recognized a tax benefit relating to the above items (net of foreign taxes) totaling $23.3 million. The decrease of the valuation allowance and the recognition of the tax benefit in the quarter was based on management's expectations regarding future taxable income for the Company. Management's expectations included the consideration of the conversion of loans and advances from SPAB to equity in October 1997 which will eliminate related interest charges in the future.

     For U.S. income tax return purposes, from 1991 through September 1997, the Company was part of a U.S. consolidated group pursuant to a tax sharing agreement among SPAB affiliated companies which file a consolidated tax return. Under this tax sharing agreement, the deferred tax assets relating to the Company's net operating loss carryovers referred to above have already been used to offset the taxable income of other members of the tax filing group with no benefit to the Company. Since the deferred tax assets related to the net operating loss carryforward have been used by affiliated companies, and therefore not available for use by the Company, the deferred tax asset arising from the loss carryforwards (amounting to $10.2 million) have been recorded as a dividend to SPAB. The deferred tax assets relating to accrued compensation associated with employee stock options, the inventory valuation reserve and the other accruals are recognized as deferred tax assets in the accompanying financial statements.

 8. COMMITMENTS

     The Company leases manufacturing, research and development and office facilities under non-cancellable operating leases which expire in 1998 through 2006. The Company is responsible for taxes, insurance and maintenance expenses related to the leased facilities. Under the terms of certain lease agreements, the leases may be extended, at the Company's option, and certain of the leases provide for adjustments of the minimum monthly rent.

     Future minimum annual lease payments under the leases are as follows (in thousands):

         PERIOD ENDING DECEMBER 31,

1997                          $  817
1998                           2,464
1999                           1,601
2000                             777
2001                             518
Thereafter                       588
                              ------
                              $6,765
                              ======

     Rent expense was $3.0 million, $2.7 million and $2.4 million in the years ended December 31, 1994, 1995, and 1996, respectively. Rent expense was $1.8 million and $1.9 million in the nine months ended September 30, 1996 and 1997, respectively.

                          SPECTRA-PHYSICS LASERS, INC.
          (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF SPECTRA-PHYSICS AB)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND THE PRO FORMA
                           INFORMATION IS UNAUDITED)

9. ENVIRONMENTAL MATTERS

     Since 1984, the Company has been identified by federal and state authorities as one of several potentially responsible parties ("PRPs") in conjunction with past releases of industrial solvents to soil and groundwater at one of the Company's facilities. The site has been listed on the National Priorities List, or "Superfund List", and the Company is subject to orders requiring it to perform remediation on- and off-site. Applicable federal law imposes joint and several liability on each PRP for the cleanup of this site. Pursuant to these orders, the Company and other PRPs are jointly performing and funding remediation that includes soil treatment, on-site and off-site groundwater extraction, treatment and monitoring. All of the required soil and groundwater remediation and monitoring systems currently required by the order are in place, and consequently the initial capital expenditures for such systems have been incurred. Generally the Company has determined its share of total estimated clean up and remediation costs and has accrued the amount that it believes to be its share of the total cost.

     Measurement of environmental accruals is subject to uncertainties, including the evolving nature of environmental regulations and their enforcement, the amount of time required to complete remediation, and the extent to which other PRPs will bear their share of the remediation costs. Based on its historical experience and estimates provided by environmental engineers, the Company estimates that the remediation process will be completed at a cost ranging from approximately $2.1 million to $4.3 million. It is possible that the Company's recorded estimate of its obligation may change. At December 31, 1995 and 1996 and September 30, 1997, the Company had accrued its best estimate of the liability of approximately $2.7 million (of which $1.9 million was included in long term liabilities), $2.2 million (of which $1.8 million was included in long term liabilities) and $1.9 million (of which $1.5 million was included in long term liabilities), respectively, for anticipated future remediation costs associated with the Superfund site referred to above. During the years ended December 31, 1994, 1995 and 1996 and the nine months ended September 30, 1996 and 1997, the Company paid approximately $0.3 million, $0.2 million, and $0.5 million, and $0.2 million and $0.4 million, respectively, for remediation of this site.

     In October 1997, the Company was served with a complaint that had been filed in the Superior Court of the State of California seeking an unspecified amount of damages for personal injuries and property damage incurred by residents of a single location alleged to have resulted from the Company's and others' negligent and/or intentional handling of toxic chemicals. While the Company believes it has meritorious defenses to the claims asserted in this lawsuit and intends to vigorously defend itself in this case the amount of loss, if any, that may result upon resolution of this complaint is not currently estimable nor have any amounts been accrued in the financial statements. Accordingly, there can be no assurance that the complaint will be resolved without adverse impact to the Company's financial position or results of operations.

10. WORLDWIDE OPERATIONS

     The Company operates in one segment, the development, manufacturing and distribution of lasers and laser systems for the industrial, OEM and research and development markets.

                          SPECTRA-PHYSICS LASERS, INC.
          (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF SPECTRA-PHYSICS AB)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND THE PRO FORMA
                           INFORMATION IS UNAUDITED)

     Information about the Company's geographic areas is as follows (in thousands):

                                                                     NORTH
                                                                    AMERICA
                                               EUROPE     JAPAN    AND EXPORT   ELIMINATIONS    TOTAL
                                               -------   -------   ----------   ------------   --------
Year ended December 31, 1994:
Net sales
  External...................................  $26,044   $23,627    $ 45,452      $     --     $ 95,123
  Internal...................................       18        --      34,176       (34,194)    $     --
                                               -------   -------    --------      --------     --------
                                               $26,062   $23,627    $ 79,628      $(34,194)    $ 95,123
                                               =======   =======    ========      ========     ========
Operating income (loss)......................  $ 1,043   $  (571)   $    229      $   (660)    $     41
                                               =======   =======    ========      ========     ========
Year ended December 31, 1995:
Net sales
  External...................................  $28,223   $30,479    $ 53,825      $     --     $112,527
  Internal...................................       --        --      37,755       (37,755)          --
                                               -------   -------    --------      --------     --------
                                               $28,223   $30,479    $ 91,580      $(37,755)    $112,527
                                               =======   =======    ========      ========     ========
Operating income (loss)......................  $ 1,091   $   809    $   (211)     $    154     $  1,843
                                               =======   =======    ========      ========     ========
Identifiable assets..........................  $12,349   $14,405    $ 62,636      $ (8,699)    $ 80,691
                                               =======   =======    ========      ========     ========
Year ended December 31, 1996:
Net sales
  External...................................  $30,449   $30,517    $ 74,468      $     --     $135,434
  Internal...................................       --        --      37,825       (37,825)          --
                                               -------   -------    --------      --------     --------
                                               $30,449   $30,517    $112,293      $(37,825)    $135,434
                                               =======   =======    ========      ========     ========
Operating income (loss)......................  $ 1,251   $   937    $ (2,733)     $   (227)    $   (772)
                                               =======   =======    ========      ========     ========
Identifiable assets..........................  $11,765   $12,183    $ 71,530      $ (8,630)    $ 86,848
                                               =======   =======    ========      ========     ========
Nine months ended September 30, 1996
  (unaudited):
Net sales
  External...................................  $19,136   $21,849    $ 49,430      $     --     $ 90,415
  Internal...................................       --        --      25,517       (25,517)          --
                                               -------   -------    --------      --------     --------
                                               $19,136   $21,849    $ 74,947      $(25,517)    $ 90,415
                                               =======   =======    ========      ========     ========
Operating income (loss)......................  $   508   $  (464)   $ (3,213)     $    (88)    $ (3,257)
                                               =======   =======    ========      ========     ========
Nine months ended September 30, 1997:
Net sales
  External...................................  $20,261   $23,220    $ 69,580      $     --     $113,061
  Internal...................................       --        --      36,080       (36,080)          --
                                               -------   -------    --------      --------     --------
                                               $20,261   $23,220    $105,660      $(36,080)    $113,061
                                               =======   =======    ========      ========     ========
Operating income (loss)......................  $   668   $ 1,519    $ (9,891)     $   (982)    $ (8,686)
                                               =======   =======    ========      ========     ========
Identifiable assets..........................  $ 9,864   $12,631    $ 88,799      $ (7,360)    $103,934
                                               =======   =======    ========      ========     ========

     External sales are based on the location of the Company's sales and service subsidiary. Transfers between geographic areas consist of products that are sold at amounts generally above cost and are consistent with governing tax regulations. Identifiable assets are those assets used in each geographic area. Export sales are

                          SPECTRA-PHYSICS LASERS, INC.
          (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF SPECTRA-PHYSICS AB)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND THE PRO FORMA
                           INFORMATION IS UNAUDITED)

United States foreign direct sales to unaffiliated customers primarily in Europe and Asia Pacific. Export sales totaled $7.4 million in 1994, $8.6 million in 1995, $10.1 million in 1996 and $6.4 million and $6.3 million in the nine months ended September 30, 1996 and 1997, respectively.

     For fiscal 1994, 1995 and 1996, and the nine months ended September 30, 1996 and 1997, corporate headquarter costs of $3.6 million, $3.7 million, $3.8 million, $2.9 million and $3.4 million, respectively, are included in the North American geographic area. Included in corporate headquarter costs are expense allocations from SPAB totalling $0.3 million in each of 1994, 1995, and 1996 and $0.2 million in the nine months ended September 30, 1996 and 1997.

11. OTHER STATEMENT OF OPERATIONS ITEMS

     Included in other operating expenses in the years ended December 31, 1995 and 1996, and the nine months ended September 30, 1996 and 1997, was $0.9 million, $1.9 million, $1.0 million and $1.7 million, respectively, of legal expenses associated with a lawsuit which was settled in the second quarter of 1997. As a result of the settlement, the Company received $17.0 million of net proceeds which was included as other income in the nine months ended September 30, 1997.

     Also included in other operating expenses in the years ended December 31, 1995 and 1996, and the nine months ended September 30, 1996 and 1997, was $1.0 million, $5.0 million, $3.8 million and $14.5 million, respectively, of compensation expense associated with stock options of a subsidiary of the Company, Opto Power Corporation. In October 1997, the option holders agreed to terminate their Opto Power options in exchange for cash payments in the aggregate amount of approximately $14.7 million, payable upon execution of the cancellation agreements, and additional cash payments or, upon completion of the offering, Common Stock of the Company. The foregoing cash payments were funded by a capital contribution to the Company by SPAB.

12. SUBSEQUENT EVENTS

     The Company expects to adopt the 1997 Spectra-Physics Lasers, Inc. Stock Option Plan (the "1997 Plan") which provides for the granting of non-qualified stock options to certain officers, key employees and non-employee directors of the Company. No awards under the 1997 Plan have been made to date.

     On October 21, 1997, the Company filed a Registration Statement with the Securities and Exchange Commission with respect to the initial public offering of its Common Stock.

                             [LOGO] SPECTRA-PHYSICS
                    The High Power Solid State Laser Company





       [Illustration of fiber coupling to laser diode and optical lens.]

======================================================

  No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the shares of Common Stock to which it relates or an offer to, or a solicitation of , any person in any jurisdiction in which such offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof.

                       ----------------------------------

                               TABLE OF CONTENTS

                       ----------------------------------

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    6
Use of Proceeds.......................   14
Dividend Policy.......................   14
Capitalization........................   15
Dilution..............................   16
Selected Consolidated Financial
  Data................................   17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   19
Business..............................   29
Management............................   41
Principal Stockholder.................   48
Certain Relationships and
  Transactions........................   49
Description of Capital Stock..........   53
Shares Eligible for Future Sale.......   55
Underwriting..........................   56
Legal Matters.........................   57
Experts...............................   57
Additional Information................   58
Glossary..............................  G-1
Index to Financial Statements.........  F-1

                            ------------------------
Until          , 1997, (25 days after the date of this Prospectus), all dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
======================================================
======================================================
                                               SHARES

                                     [LOGO]
                                SPECTRA-PHYSICS

                                  COMMON STOCK
                         ------------------------------

                                   PROSPECTUS

                         ------------------------------
                             NATIONSBANC MONTGOMERY
                                SECURITIES, INC.

                                COWEN & COMPANY
                                           , 1997
======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the registrants' expenses in connection with the issuance of the securities being registered, all of which will be paid or reimbursed by the Company.

        Commission Registration Fee........................................  $ 9,660
        NASD Filing Fee....................................................    3,688
        Nasdaq National Market listing fee.................................        *
        Blue Sky Fees and Expenses.........................................        *
        Printing and Engraving Expenses....................................        *
        Directors and Officers Insurance...................................        *
        Legal Fees and Expenses............................................        *
        Accounting Fees and Expenses.......................................        *
        Transfer Agent and Registrar Fees and Expenses.....................        *
        Miscellaneous......................................................        *
                                                                              ------
        Total..............................................................        *

---------------

* To be supplied by amendment

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Certificate of Incorporation, as amended (the "Charter") of the Company provides that directors of the Company shall be entitled to all limitations on the liability of directors available under the DGCL. Further, the Charter provides that a director shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions by the director not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) for actions described under Section 174 of the DGCL relating to the declaration of dividends and purchase or redemption of shares in violation of the DGCL or
(iv) for any transactions from which a director derived an improper personal benefit. In addition, Section 145 of the DGCL, under certain circumstances, provides for the indemnification of the Company's officers and directors against liabilities which they may incur in such capacities.

     In general, any officer or director of the Company shall be indemnified by the Company against expenses including attorneys' fees, liability and loss actually and reasonably incurred by that person in connection with a legal proceeding as a result of such relationship, whether or not the indemnified liability arises from an action by or in the right of the Company, if the officer or director acted in good faith, and in the manner believed to be in or not opposed to the Company's best interest, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. Such indemnity is limited to the extent that (i) such person is otherwise indemnified and (ii) such indemnification is prohibited by the DGCL or any other applicable law.

     Any indemnification under the previous paragraph (unless ordered by a court) shall be made by the Company only as authorized in the specific case upon the determination that indemnification of the director or officer is proper in the circumstances because that person has met the applicable standard of conduct set forth above. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum of directors who are not parties to such action or (ii) if such quorum is not obtainable, or, even if obtainable and a quorum of disinterested directors so directs, by independent legal counsel in a written opinion. If there has been a change in control of the Company between the time of the act or omission giving rise to such indemnification claim and the making of such claim, the party seeking indemnification may direct that the issue of permissibility be determined by independent legal counsel. To the extent that a director or officer of the Company shall be successful in prosecuting an indemnity claim, the reasonable expenses of any such person and the fees and expenses of any special legal counsel engaged to determine the possibility of indemnification shall be borne by the Company.

     Expenses incurred by a director or officer of the Company in defending a civil or criminal action, suit or proceeding shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that person is not entitled to be indemnified by the Company as authorized by the Bylaws.

     The indemnification and advancement of expenses provided by, or granted pursuant to Article IV of the Bylaws is not deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled, both as to action in that person's official capacity and as to action in another capacity while holding such office.

     The Board of Directors has the power to authorize the Company to purchase and maintain insurance on behalf of the Company and others to the extent that the power to do so has not been prohibited by the DGCL, create any fund to secure any of its indemnification obligations and give other indemnification to the extent permitted by law. The obligations of the Company to indemnify a director or officer under Article IV of the Bylaws is a contract between the Company and such director or officer and no modification or repeal of the Bylaws shall detrimentally affect such officer or director with regard to that person's acts or omissions prior to such modification or repeal. The Company intends to obtain directors' and officers' liability insurance prior to consummation of the offering.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     The Company has not issued any unregistered securities within the past three years.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     The following documents are filed as part of this Registration Statement:

     (a) EXHIBITS

EXHIBIT
NUMBER                                           DESCRIPTION
------        ---------------------------------------------------------------------------------
 *1.1    --   Form of Underwriting Agreement.
  2.1    --   Plan of Reorganization of the Company.
  3.1    --   Certificate of Incorporation of the Company, as amended.
  3.2    --   Bylaws of the Company.
 *4.1    --   Specimen Common Stock Certificate.
 *5.1    --   Opinion of Dechert Price & Rhoads regarding legality of the Common Stock being registered.
 10.1    --   Agreement by and between Spectra-Physics USA and the Company, dated as of August
              29, 1997.
*10.2    --   Registration Rights Agreement between Spectra-Physics USA and the Company.
*10.3    --   Form of Executive Employment Agreement with certain officers of the Company.
*10.4    --   Employment Agreement dated May 19, 1995 between the Company and Mark S. Sobey.
*10.5    --   Form of Executive Incentive Plan.
*10.6    --   1997 Spectra-Physics Lasers, Inc. Stock Option Plan.
*10.7    --   Patent License Agreement dated as of October 4, 1997 by and between and Company, as licensor, and Precision, as licensee.
*10.8    --   Patent License Agreement dated as of October 4, 1997 by and between Precision, as licensor, and the Company, as licensee.

EXHIBIT
NUMBER                                           DESCRIPTION
------        ---------------------------------------------------------------------------------
*10.9    --   Tradename and Trademark License Agreement dated as of August 29, 1997 by and between the Company, Spectra-Physics AB and certain Spectra-Physics AB subsidiaries.
*10.10   --   Form of Restricted Stock Plan Agreement among the Company, Opto Power and certain
              Opto Power employees.
*11.1    --   Statement re computation of per share earnings.
 21.1    --   List of Subsidiaries.
*23.1    --   Consent of Dechert Price & Rhoads included in the opinion filed as Exhibit 5.1.
 23.2    --   Consent of Coopers & Lybrand L.L.P.
 24.1    --   Powers of Attorney (included on signature pages).
 27.1    --   Financial Data Schedule

---------------

* To be filed by amendment.

     (b) FINANCIAL STATEMENT SCHEDULES

SCHEDULE                                        DESCRIPTION
--------     ----------------------------------------------------------------------------------
II           Valuation and Qualifying Accounts

     All other schedules are omitted because they are not required or applicable, or because the information is included in the Consolidated Financial Statements or the Notes thereto.

ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

          (a) To provide the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

          (b) Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          (c) (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

               (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palo Alto in the State of California on October 21, 1997.

                                          SPECTRA-PHYSICS LASERS, INC.

                                          By:     /s/  PATRICK L. EDSELL

                                            ------------------------------------
                                                     Patrick L. Edsell
                                                  Chairman, President and
                                                  Chief Executive Officer

     KNOWN TO ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Patrick L. Edsell and Thomas J. Scannell, each and individually, his attorneys-in-fact, with full power of substitution and resubstitution, for him in any and all capacities, to sign any or all amendments or post-effective amendments to this Registration Statement or any Registration Statement for the same offering that is effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same with exhibits thereto and other documents in connection therewith or in connection with the registration of Common Stock under the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission, granting unto each of such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters and hereby ratifying and confirming all that each such attorney-in-fact, or his agent or substitutes, may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                               TITLE                      DATE
---------------------------------------------  ----------------------------    -----------------

            /s/ PATRICK L. EDSELL              Chairman, President, and         October 21, 1997
---------------------------------------------    Chief Executive Officer
              Patrick L. Edsell                  (Principal Executive
                                                 Officer)

           /s/ THOMAS J. SCANNELL              Vice President, Finance          October 21, 1997
---------------------------------------------    (Principal Financial and
             Thomas J. Scannell                  Principal Accounting
                                                 Officer)

             /s/ LARS SPONGBERG                Director                         October 21, 1997
---------------------------------------------
               Lars Spongberg

           /s/ LAWRENCE C. KARLSON             Director                         October 21, 1997
---------------------------------------------
             Lawrence C. Karlson

              /s/ LENNART RAPPE                Director                         October 21, 1997
---------------------------------------------
                Lennart Rappe

       REPORT OF INDEPENDENT ACCOUNTANTS ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors and Stockholder
Spectra-Physics Lasers, Inc.

     In connection with our audits of the consolidated financial statements of Spectra-Physics Lasers, Inc. as of December 31, 1995 and 1996 and September 30, 1997, and for each of the three years in the period ended December 31, 1996 and the nine month period ended September 30, 1997, which financial statements are included in the Prospectus, we have also audited the financial statement schedule listed in Item 16(b) herein.

     In our opinion, this financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

                                   Coopers & Lybrand L.L.P.

San Jose, California
October 18, 1997

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                                                  BALANCE AT
                                                  BEGINNING                                   BALANCE AT
                  DESCRIPTION                      OF YEAR       ADDITIONS     DEDUCTIONS     END OF YEAR
------------------------------------------------  ----------     ---------     ----------     -----------
Allowance for doubtful accounts for the years
  ended;
  December 31, 1994.............................      779            10           (142)           647
  December 31, 1995.............................      647            60           (379)           328
  December 31, 1996.............................      328            33                           361

                               INDEX TO EXHIBITS

                                                                                       SEQUENTIALLY
EXHIBIT                                                                                  NUMBERED
NUMBER                                      DESCRIPTION                                  PAGE NO.
------        -----------------------------------------------------------------------  ------------
 *1.1    --   Form of Underwriting Agreement.........................................
  2.1    --   Plan of Reorganization of the Company..................................
  3.1    --   Certificate of Incorporation of the Company, as amended................
  3.2    --   Bylaws of the Company..................................................
 *4.1    --   Specimen Common Stock Certificate......................................
 *5.1    --   Opinion of Dechert Price & Rhoads regarding legality of the Common
              Stock being registered.................................................
 10.1    --   Agreement by and between Spectra-Physics USA and the Company, dated as of August 29, 1997.....................................................
*10.2    --   Registration Rights Agreement between Spectra-Physics USA and the
              Company, dated as of October   , 1997..................................
*10.3    --   Form of Executive Employment Agreement with certain officers of the
              Company................................................................
*10.4    --   Employment Agreement dated May 19, 1995 between the Company and Mark S.
              Sobey..................................................................
*10.5    --   Form of Executive Incentive Plan.......................................
*10.6    --   1997 Spectra-Physics Lasers, Inc. Stock Option Plan....................
*10.7    --   Patent License Agreement dated as of October 4, 1997 by and between and
              Company, as licensor, and Precision, as licensee.......................
*10.8    --   Patent License Agreement dated as of October 4, 1997 by and between
              Precision, as licensor, and the Company, as licensee...................
*10.9    --   Tradename and Trademark License Agreement dated as of August 29, 1997 by and between the Company, Spectra-Physics AB and certain
              Spectra-Physics AB subsidiaries........................................
*10.10   --   Form of Restricted Stock Plan Agreement among the Company, Opto Power and certain Opto Power employees.
*11.1    --   Statement re computation of per share earnings.........................
 21.1    --   List of Subsidiaries...................................................
*23.1    --   Consent of Dechert Price & Rhoads included in the opinion filed as
              Exhibit 5.1............................................................
 23.2    --   Consent of Coopers & Lybrand L.L.P. ...................................
 24.1    --   Powers of Attorney (included on signature pages).......................
 27.1    --   Financial Data Schedule................................................

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* To be filed by amendment.